As filed with the Securities and Exchange Commission on April 27, 2006
Registration No. 333-133072

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UROPLASTY, INC.
(Exact Name of Registrant as specified in its charter)

Minnesota	3841	41-1719250
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
2718 Summer Street N.E.
Minneapolis, Minnesota 55413-2820
Telephone: (612) 378-1180
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)
Daniel G. Holman
Interim President and Chief Executive Officer
2718 Summer Street N.E.
Minneapolis, Minnesota 55413-2820
Telephone: (612) 378-1180
Facsimile: (612) 378-2027
(Name, address, including zip code and telephone
number, including area code, of agent for service)

Copies to:
Jeffrey C. Robbins, Esq.
Messerli & Kramer P.A.
150 South Fifth Street, Suite 1800
Minneapolis, Minnesota 55402
Telephone: (612) 672-3600
Facsimile: (612) 672-3777

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

COMBINED WITH FORM SB-2 REGISTRATION STATEMENT
REGISTRATION NO. 333-126737
(JULY 20, 2005) PURSUANT TO RULE 429(A)

EXPLANATORY NOTE
The prospectus contained in this Registration Statement is a combined prospectus under Rule 429(a) of the Securities Act of 1933, as amended, (the “Act”) and relates to the registration statement on Form SB-2 (Registration No. 333-126737) filed by Uroplasty, Inc. with the Securities and Exchange Commission, including any exhibits thereto, on July 20, 2005 and declared effective by the Securities Exchange Commission on July 29, 2005. In accord with Rule 429(b) of the Act, this registration statement shall act, upon effectiveness, as a post-effective amendment to Registration Statement No. 333-126737. The registration statement registered 2,147,142 shares of our common stock (285,714 shares of which have since been sold) and 1,180,928 shares of our common stock issuable upon the exercise of warrants on behalf of the shareholders identified in the registration statement as selling shareholders (the “Selling Shareholders”). The purpose of this registration statement is to register 57,381 additional shares of our common stock issued in February 2006 to the Selling Shareholders in connection with certain rights they had pursuant to the Registration Rights Agreement dated April 22, 2005 between us and the selling shareholders named therein. We are registering the additional shares for resale by the Selling Shareholders.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.
Subject to Completion Dated April 27, 2006.
PROSPECTUS
UROPLASTY, INC.
1,918,809 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon the Exercise of Warrants

This prospectus relates to shares of our common stock that may be sold at various times by the selling shareholders identified under “Principal and Selling Shareholders.” We will not receive any proceeds from the sale of those shares.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On April 26, 2006, the closing price of our common stock on the American Stock Exchange was $2.28 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 to read about factors you should consider before buying shares of the common stock.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April  , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of any sale of shares.

PROSPECTUS SUMMARY
This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus. In particular, you should read the section entitled “Risk Factors” and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. The references in this prospectus to “we,” “our,” or “us” refer to Uroplasty, Inc. and its subsidiaries, unless the context indicates otherwise.
Our Business
We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Affecting urinary or fecal control, voiding dysfunctions debilitate millions of adults worldwide and cost billions of healthcare dollars. Since many of these dysfunctions are highly correlated with age, the aging population will demand increasingly better, and less invasive, solutions for these conditions.
We have developed, and are developing, products primarily for the treatment of urinary and fecal incontinence. Our products offer physicians and patients minimally invasive treatment options. All products we currently market have received CE marking (similar to FDA approval in the U.S.) and are being sold in approximately 40 countries, including in Europe, Canada, Australia and Latin America. Our Macroplastique products have not yet been cleared for marketing in the United States.
Products we market include:
      • Macroplastique® Implants, our key product, is a proprietary, implantable soft tissue bulking product for the treatment of both male and female urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique is also used to treat vesicoureteral reflux, predominately a pediatric condition in which the urine flows backward from the bladder to the kidney. Macroplastique has been sold for urological indications outside the United States since 1991. Our other proprietary, implantable soft tissue bulking agents that we sell outside the United States include PTQ™ Implants for fecal incontinence, VOX™ Implants for vocal cord rehabilitation and Bioplastique® Implants for dermal augmentation.
      • I-Stop™ tape is a biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. We are the exclusive distributor of this product in the United Kingdom and in the United States. In August 2005 this product received premarket clearance for sale within the United States.
      • The Urgent® PC neuromodulation system is a minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. Using percutaneous tibial nerve stimulation, the product delivers an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. In April 2005, we acquired the exclusive rights to manufacture and distribute this product in the United States, Canada and all countries recognizing the CE mark. We received regulatory approvals for sale of this product in the United States and Canada in October 2005, and in Europe in November 2005. Subsequently, we have launched the product for sale in those markets.
Our goal is to develop and commercialize a portfolio of minimally invasive products for the treatment of voiding dysfunctions. We believe that, with a suite of innovative products, we can increasingly garner the attention of key physicians and distributors and enhance market acceptance of our products. The key elements of our strategy are to:
•	Pursue regulatory approval in the United States for our Macroplastique product line;

•	Build our own United States sales and marketing organization, using a combination of direct and independent sales representatives;

•	Expand distribution of our products outside of the United States; and

•	Acquire or license complimentary products if appropriate opportunities arise.

In furtherance of the first key strategy, we are concluding a multi-center human clinical trial with Macroplastique as a minimally invasive, office-based procedure for treating female stress urinary incontinence resulting from internal sphincter deficiency. This is the weakening of the muscles that seal off the flow of urine. In December 2004, the FDA accepted for filing our pre-market approval submission with respect to Macroplastique for the treatment of female stress urinary incontinence. In July 2005, the FDA recommended we conduct further testing, which we expect will delay possible approval of Macroplastique until late in Fiscal 2007. We will incur substantial expenses in connection with these regulatory activities. Even if we obtain regulatory approval, it may be only for limited uses with specific classes of patients, which may limit the market for our product.
We have established a direct sales force in the United States to commercialize the I-Stop™ tape and the Urgent® PC neuromodulation system. We anticipate increasing our sales and marketing organization in the United States.
Our company was incorporated in Minnesota in 1992. Our headquarters are currently located at 2718 Summer Street N.E., Minneapolis, Minnesota, 55413-2820. Our telephone number is (612) 378-1180. We maintain a web site at www.uroplasty.com. Information contained on our web site is not part of this prospectus.
Macroplastique®, Bioplastique®, PTQ™, VOX™, I-Stop™ and Urgent® PC are trademarks we own or license. This prospectus also refers to trademarks and tradenames of other organizations.
The Offering

Common stock offered by selling shareholders:	Up to 1,918,809 shares of common stock and 1,180,928 shares of common stock issuable upon the exercise of warrants.

Use of proceeds:	We will not receive any proceeds from the sale of shares in this offering.

Risk factors:	Our business is subject to a number of risks which you should consider before investing in our company. For a discussion of the significant risks associated with our business, you should read the section entitled “Risk Factors” beginning on page 6.

Trading symbol:	Our common stock is traded on the American Stock Exchange under the symbol “UPI.”

Summary Financial Data
The following tables present our summary consolidated financial data for our fiscal years ended March 31, 2005 and 2004, which has been derived from our audited consolidated financial statements, and condensed unaudited financial data. The financial data for our nine months ended December 31, 2005 and 2004 has been derived from our unaudited consolidated financial statements which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and include all normal and recurring adjustments and accruals necessary for a fair presentation of such information. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.
Consolidated Statements of Operations Data:

	Nine Months Ended December 31,		Fiscal Year Ended March 31,
	2005	2004	2005	2004
	(unaudited)
Net sales	$4,793,134	$5,012,912	$6,657,726	$5,714,896
Cost of goods sold	1,274,308	1,317,303	1,755,456	1,452,331

Gross profit	3,518,826	3,695,609	4,902,270	4,262,565

General and administrative expenses	2,294,752	1,403,762	2,260,240	2,069,568
Research and development expenses	2,361,609	1,724,488	2,258,127	1,820,690
Selling and marketing expenses	2,321,122	1,535,642	2,015,655	1,714,475

	6,977,483	4,663,892	6,534,022	5,604,733

Operating loss	(3,458,657)	(968,283)	(1,631,752)	(1,342,168)

Warrant benefit	575,471	—	—	—
Interest income	107,507	23,093	30,168	30,173
Interest expense	(22,091)	(15,682)	(25,934)	(21,995)
Foreign currency exchange gain (loss)	(15,779)	(20,564)	(15,744)	45,882
Other	438	—	—	6,000

Loss before income taxes	(2,813,111)	(981,436)	(1,643,262)	(1,282,108)
Income tax expense	42,648	138,540	91,503	229,185

Net loss	$(2,855,759)	$(1,119,976)	$(1,734,765)	$(1,511,293)

Basic and diluted net loss per common share	$(0.43)	$(0.24)	$(0.37)	$(0.33)
Basic and diluted weighted average common shares	6,695,674	4,638,628	4,651,732	4,517,979
Consolidated Balance Sheet Data:

		March 31,
	December 31, 2005	2005	2004
	(unaudited)
Cash and cash equivalents	$2,532,823	$1,492,684	$2,697,670
Short-term investments	1,526,214	—	—
Working capital	4,150,418	2,374,514	3,671,919
Property, plant and equipment, net	1,032,196	1,040,253	1,071,116
Total assets	7,582,881	4,443,224	5,763,558
Long-term debt, less current portion	390,665	461,265	479,720
Shareholders’ equity	4,988,325	2,791,896	4,104,233

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this prospectus before purchasing our common stock. If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the price of our common stock could decline and you could lose part or all of your investment.
Risk Relating to Our Company and Industry
We have incurred significant operating losses and we may not achieve or maintain profitability in the future.
We have incurred net losses in each of the last five fiscal years. As of December 31, 2005, we had an accumulated deficit of approximately $9.3 million primarily as a result of costs relating to the development, including seeking regulatory approvals, and commercialization of our Macroplastique, I-Stop™ tape, Urgent® PC neuromodulation system and related products. We expect our operating expenses relating to sales and marketing activities and product development, including seeking United States regulatory approval for Macroplastique, will continue to increase during the foreseeable future. To achieve profitability, we must generate substantially more revenue than we have in prior years. Our ability to achieve significant revenue growth will depend, in large part, on our ability to obtain FDA approval to market Macroplastique, and our ability to achieve widespread market acceptance for our products, which we cannot guarantee will happen. We may never realize significant revenue from the sale of our products or be profitable.
If we fail to receive or experience a significant delay in receiving regulatory approvals for sale of our products, our ability to generate revenues will be limited and our business prospects may suffer.
We cannot sell Macroplastique in the United States until we obtain the requisite FDA approvals. If we suffer delays in obtaining or fail to receive regulatory approvals, our ability to generate revenues from the sale of these products will be limited and our future growth may be significantly hampered.
In the United States, we have submitted a pre-market approval submission with respect to Macroplastique. The pre-market approval process is very expensive, uncertain and time-consuming and could materially delay our product coming to market. We cannot predict if or when we will receive pre-market approval for Macroplastique. In July 2005, the FDA recommended we conduct further testing, which we expect will delay possible approval of Macroplastique until late in fiscal 2007. We will incur substantial expenses in connection with these regulatory activities. Even if we obtain regulatory approval, it may be only for limited uses with specific classes of patients, which may limit the market for our product.
We are primarily dependent on sales of one product and our business would suffer if sales of this product decline.
We are primarily dependent on sales of our products that contain our Macroplastique bulking agent. Our Macroplastique product line accounted for 76% and 81%, respectively, of total net sales during fiscal 2005 and 2004. If our Macroplastique products were no longer available for sale in any key market because of regulatory, intellectual property or any other reason, our net sales from these products would significantly decline. A significant decline in our net sales could also negatively impact our product development activities and therefore our business prospects.
We are unable to predict how quickly or how broadly our products will be accepted by the market. If demand for our products fails to develop as we expect, our revenues will decline or we may be unable to increase our revenues and be profitable.
Even if our products receive FDA approval, market acceptance is uncertain. Our failure to achieve sufficient market acceptance will significantly limit our ability to generate revenue and be profitable. Market acceptance of our products will depend on our ability to demonstrate the safety, clinical efficacy, perceived benefits and cost-effectiveness of our products compared to products or treatment options of our competitors, and to train physicians in the proper application of our products. We cannot assure you that we will be successful in educating the marketplace about the benefits of using our products. Even if customers accept our products, this acceptance may not translate into sales if our competitors have developed similar products that our customers prefer. If our products do not achieve increasing market acceptance in the United States and internationally, our revenues will decline or we may be unable to increase our revenues and be profitable.

Our products and facilities are subject to extensive regulation with which compliance is costly and which exposes us to penalties for non-compliance. We may not be able to obtain required regulatory approvals for our products in a cost-effective manner or at all, which could adversely affect our business and results of operations.
The production and marketing of our products and our ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the testing, marketing and pre-market review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, importing, exporting, labeling and record keeping procedures. We are required to obtain regulatory approval or clearance before we can market our products in the United States and certain foreign countries. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot assure that any of our products will be approved for sale. Any failure to obtain regulatory approvals or clearances could prevent us from successfully marketing our products, which could adversely affect our business and results of operations. Our failure to comply with applicable regulatory requirements could result in governmental agencies:
•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	enforcing operating restrictions;

•	recalling or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.
If any or all of the foregoing were to occur, we may not be able to meet the demands of our customers and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business and results of operations.
Even if we receive regulatory approval or clearance of a product, the approval or clearance could limit the uses for which we may label and promote the product, which may limit the market for our products. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic reviews and inspections by FDA and foreign regulatory authorities. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.
If additional regulatory requirements are implemented in the foreign countries in which we sell our products, the cost of developing or selling our products may increase. In addition, we may rely on our distributors outside the United States in seeking regulatory approval to market our devices in particular countries. To the extent we do so, we are dependent on persons outside of our direct control to make regulatory submissions and secure approvals, and we do or will not have direct access to health care agencies in those markets to ensure timely regulatory approvals or prompt resolution of regulatory or compliance matters. If our distributors fail to obtain the required approvals or do not do so in a timely manner, our net sales from our international operations and our results of operations may be adversely affected.
In addition, our business and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes, and other regulated materials. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected product.
The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties’ intellectual property rights. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:
•	be expensive and time consuming to defend;

•	result in us being required to pay significant damages to third parties;

•	cause us to cease making or selling products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products, if feasible;

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which agreements may not be available on terms acceptable to us or at all;

•	divert the attention of our management; or

•	result in our customers or potential customers deferring or limiting their purchases or use of the affected products until resolution of the litigation.
In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced.
If we are unable to adequately protect our intellectual property rights, we may not be able to compete effectively and we may not be profitable.
Our success depends in part on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of trademark laws and confidentiality, noncompetition and other contractual arrangements to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents and patent applications if issued, may not be broad enough to prevent competitors from introducing similar products into the market. Our patents, if challenged or if we attempt to enforce them, may not necessarily be upheld by the courts of any jurisdiction. In addition, patent protection in foreign countries may be different from patent protection under laws of the United States and may not be favorable to us. As a result, we may not be able to compete effectively.
We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all of our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent products or processes or otherwise gain access to our unpatented proprietary technology. We attempt to protect our trade secrets and other unpatented proprietary technology through the use of confidentiality agreements and noncompetition agreements with our current employees and with other parties to whom we have divulged trade secrets. However, these agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event competitors discover or independently develop similar proprietary information.
Product liability claims could adversely affect our business and results of operations.
The manufacture and sale of medical devices exposes us to significant risk of product liability claims, some of which may have a negative impact on our business. Our existing products were developed relatively recently and defects or risks that we have not yet identified may give rise to product liability claims. Our existing $2 million of worldwide product liability insurance coverage may be inadequate to protect us from any liabilities we may incur or we may not be able to maintain adequate product liability insurance at acceptable rates. If a product liability claim or series of claims is brought against us for uninsured liabilities, or in excess of our insurance coverage, and it is ultimately determined that we are liable, our business could suffer. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. A recall of any of our products likely would be costly, would be uninsured and could also result in increased product liability claims. Further, while we train our physician customers on the proper usage of our products, we cannot ensure that they will implement our instructions accurately. If our products are used incorrectly by our customers, injury may result and this could give rise to product liability claims against us. Any losses that we may suffer from liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may divert management’s attention from other matters and may have a negative impact on our business and our results of operations.
If we are not able to successfully scale-up production of our products, our sales and revenues will suffer.
In order to commercialize our products in the United States and international markets, we need to be able to produce, or subcontract the production, of our products in a cost-effective way on a large scale to meet demand, while maintaining high standards for quality and reliability. If we fail to successfully commercialize our products, we will not be profitable.
We may experience manufacturing and control problems as we begin to scale-up our future manufacturing operations, and we may not be able to scale-up manufacturing in a timely manner, or at a reasonable cost, to enable production in sufficient quantities. If we experience any of these problems, we may not be able to have our products manufactured and delivered in a timely manner.
The I-Stop sling is manufactured by CL Medical in France for our distribution in the United States and the United Kingdom. If CL Medical experiences manufacturing and control problems or delays, we may not have the I-Stop product manufactured and delivered in a timely manner. This would limit our ability to generate revenues.
The loss or interruption of materials from any of our key suppliers could slow down the manufacture of our products and cause delay of regulatory approvals, which would limit our ability to generate sales and revenues.
We currently purchase key materials used in our products from single source suppliers. Our reliance on a limited number of suppliers subjects us to several risks, including an inability to obtain an adequate supply of required materials, price increases, untimely delivery and difficulties in qualifying alternative suppliers. In fact, one of the suppliers of a component material of our Macroplastique product recently ceased production of this material. Although we have located an alternative supplier, and believe that alternative suppliers for our other materials exist, we cannot be sure that acceptable alternative arrangements could be made on a timely basis. Additionally, the qualification of materials and processes as a result of a supplier change could be deemed as unacceptable to regulatory authorities and cause delays and increased costs due to additional test requirements. A significant interruption in the supply of materials, for any reason, could delay the manufacture and sale of our products, which would limit our ability to generate revenues.
If we or our suppliers are not able to maintain sufficient quality controls, approval of our products by the European Union, the FDA or other relevant authorities could be delayed or denied and our sales and revenues will suffer.
Approval of our products could be delayed by the FDA, European Union or other related authorities if our manufacturing facilities do not comply with applicable manufacturing requirements. The FDA’s Quality System Regulations impose extensive testing, control, documentation and other quality assurance procedures. The European Union also imposes requirements on quality systems of manufacturers, which are inspected and certified on a periodic basis and may be subject to additional unannounced inspections. Failure by us or CL Medical to comply with these requirements could prevent us from obtaining FDA approval for our products and/or from marketing our products in the United States. We cannot assure you that our manufacturing facilities will comply with applicable requirements on a timely basis or at all.
Even with approval to market our products in the European Union, the United States and other countries, we must continue to comply with relevant quality system and regulatory requirements. If violations of applicable requirements are noted during periodic inspections of our facilities, we may not be able to continue to market our products and our revenues could be materially adversely affected.

If we are not able to increase our sales force and expand our distribution channels, our sales and revenues will suffer.
To date, we have sold our products in foreign markets through a network of independent distributors and our direct sales force. Our ability to increase product sales in foreign markets will largely depend on our ability to develop and maintain relationships with our existing and additional distributors and to recruit additional sales personnel. We may not be able to attract distributors who are willing to commit the necessary resources to market and sell our products to the level of our expectations. In the United States, we intend to build our own sales and marketing organization to market our products directly and support our distributor organizations. We will incur significant additional expenses to establish this sales and marketing team, and will need to raise additional debt or equity financing to expand our sales and marketing organizations. We likely will begin to incur some of these expenses in advance of any anticipated regulatory approval, which we could not recoup if we do not receive such approval. We also may not be able to hire, train and motivate qualified sales and marketing personnel. Failure to expand our distribution and sales channels will adversely affect our sales and revenues.
If we are not able to acquire or license other products, our business and future growth prospects could suffer.
As part of our growth strategy, we intend to acquire or license additional products and product candidates for development and commercialization. The success of this strategy depends upon our ability to identify, select and acquire the right products. In fact, we have an option to acquire the assets of CystoMedix, Inc., the company that has licensed the Urgent® PC technology to us.
Any product candidate we license or acquire may require additional development efforts prior to sale, including design, clinical testing and approval by the FDA. Product candidates may fail to receive or experience a significant delay in receiving FDA approval. In addition, we cannot assure you that any approved products that we acquire or license will be manufactured economically, successfully commercialized or widely accepted in the marketplace. Other companies, including those with greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates or approved products. We may not be able to acquire or license the right to other products on terms that we find acceptable, or at all.
Even if we complete future acquisitions (including that of CystoMedix, of which there is no assurance), our business, financial condition and the results of operations could be negatively affected because:
•	we may be unable to integrate the acquired business successfully and realize anticipated economic, operational and other benefits in a timely manner; and

•	the acquisition may disrupt our ongoing business, distract our management and divert our resources.
The loss of our key customers could result in a material loss of revenues.
During fiscal 2005, we had two customers that accounted for approximately 15% and 11% of our net sales. During fiscal 2004, the same two customers accounted for approximately 13% and 11% of our net sales. As a result, we face the risk that one or more of our key customers may decrease its or their business with us or terminate its or their relationships with us. Any decrease in business from these customers, if we are unable to replace them, could result in a material decrease in our revenue. This could adversely affect our financial condition.
Negative publicity regarding the use of silicone material in medical devices could harm our business and result in a material decrease in revenues.
Macroplastique is comprised of medical grade, heat-vulcanized polydimethylsiloxane, which results in a solid, flexible silicone elastomer. In the early 1990’s, the United States breast implant industry became the subject of significant controversies surrounding the possible effects upon the human body of the use of silicone gel in breast implants, resulting in product liability litigation and leading to the bankruptcy of several companies, including our former parent, Bioplasty, Inc. We use only medical grade solid silicone elastomer material in our tissue bulking products and not semi-liquid silicone gel, as was used in breast implants. Negative publicity regarding the use of silicone materials in our products or in other medical devices could have a significant adverse affect on the overall acceptance of our products. We cannot assure you that the use by us and others of solid silicone in implantable medical devices implanted in the human body will not result in negative publicity.
The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our net sales, results of operations and financial condition.
We currently derive all of our net sales from operations in international markets. We expect non-United States sales to continue to represent a substantial portion of our revenues until our products obtain requisite FDA approvals and we achieve sufficient market acceptance from United States customers. The sale and shipping of our products and services across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and exposes us to penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.
In addition, most of the countries in which we sell our products are, to some degree, subject to political, economic and/or social instability. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:
•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	political and economic instability;

•	fluctuations in the value of the U.S. dollar relative to foreign currencies;

•	a shortage of high-quality sales people and distributors;

•	loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

•	changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	pricing pressure that we may experience internationally;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	difficulties in enforcing or defending intellectual property rights; and

•	exposure to different legal and political standards due to our conducting business in approximately 40 countries.
We cannot assure you that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely impact our net sales, results of operations and financial condition. Our international sales are predominately in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.
Fluctuations in foreign exchange rates could negatively impact our results of operations.
Because our international sales are denominated primarily in euros, currency fluctuations in countries where we do business may render our products less price competitive than those of competing companies whose sales are denominated in weaker currencies. We report our financial results in U.S. dollars, and fluctuations in the value of either the dollar or the currencies in which we transact business can have a negative impact on our results of operations and financial condition. Consequently, we have exposure to foreign currency exchange risks. We do not hedge any of our foreign currency risk.
If we are unable to continue to develop and market new products and technologies, we may experience a decrease in demand for our products or our products could become obsolete, and our business would suffer.
We are continually engaged in product development and improvement programs, and we expect new products to represent a significant component of our future business. We may not be able to compete effectively with our competitors unless we can keep up with existing or new products and technologies in the urinary and fecal incontinence market. If we do not continue to introduce new products and technologies, or if those products and technologies are not accepted, we may not be successful and our business would suffer. Moreover, our clinical trials have durations of several years and it is possible that competing therapies, such as drug therapies, may be introduced while our products are still undergoing clinical trials. This could reduce the potential demand for our products and negatively impact our business prospects. Additionally, our competitors’ new products and technologies may beat our products to market, may be more effective or less expensive than our products or render our products obsolete.
The marketing of our products requires a significant amount of time and expense and we may not have the resources to successfully market our products, which would adversely affect our business and results of operations.
The marketing of our products requires a significant amount of time and expense in order to identify the physicians who may use our products, invest in training and education and employ a sales force that is large enough to interact with the targeted physicians. We may not have adequate resources to market our products successfully against larger competitors which have more resources than we do. If we cannot market our products successfully, our business and results of operations would be adversely affected.
The size and resources of our competitors may allow them to compete more effectively than we can, which could adversely affect our potential profitability.
Our products compete against similar medical devices and other treatment methods, including drugs, for treating urinary and fecal voiding dysfunctions. Many of our competitors have significantly greater financial, research and development, manufacturing and marketing resources than we have. Our competitors could use these resources to develop or acquire products that are safer, more effective, less invasive, less expensive or more readily accepted than our products. Their products could make our technology and products obsolete or noncompetitive. Our competitors could also devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. If we are not able to compete effectively, then we may not be profitable.

We are dependent on the availability of third-party reimbursement for our revenues.
Our success depends on the availability of reimbursement for the cost of our products from third-party payors, such as government health authorities, private health insurance plans and managed care organizations. There is no uniform policy for reimbursement in the United States and foreign countries. We believe that the ease of obtaining, and the amount of, reimbursement for urinary incontinence treatment has a significant impact on the decisions of health care providers regarding treatment methods and products. Accordingly, changes in the extent of coverage or a reduction in reimbursement rates under any or all third-party reimbursement programs may cause a decline in purchases of our products, which would materially adversely affect the market for our products. Alternatively, we might respond to reduced reimbursement rates by reducing the prices of our products, which could also reduce our revenues.
If physicians do not recommend and endorse our products, our sales may decline or we may be unable to increase our sales and profits.
In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy, cost-effectiveness and reimburseability of our products compared to products of our competitors, and on training physicians in the proper application of our products. If we are not successful in obtaining the recommendations or endorsements of physicians for our products, our sales may decline or we may be unable to increase our sales and profits.
Our business strategy relies on assumptions about the market for our products, which, if incorrect, would adversely affect our business prospects and profitability.
We are focused on the market for minimally invasive therapies used to treat voiding dysfunctions. We believe that the aging of the general population will continue and that these trends will increase the need for our products. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize. Actual demand for our products could also be affected if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case would adversely affect our business prospects and profitability.
Proposals to modify the health care system in the U.S. or other countries could affect the pricing of our products. If we cannot sell our products at the prices we plan to, our margins and profitability could be adversely affected.
Proposals to modify the current health care system in the United States to improve access to health care and control its costs are continually being considered by the federal and state governments. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care reform proposals. We cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us if they are adopted. Any spending decreases or other significant changes in government programs such as Medicare could adversely affect the pricing of our products.
Like the United States, foreign countries have considered health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement rates. Any reduction in reimbursement rates under United States or foreign health care programs could negatively affect the pricing of our products. If we are not able to charge a sufficient amount for our products, our margins and our profitability will be adversely affected.
If our information systems fail or if we experience an interruption in their operation, our business and results of operations could be adversely affected.
The efficient operation of our business is dependent on our management information systems. We rely on our management information systems to effectively manage accounting and financial functions, order entry, order fulfillment and inventory replenishment processes, and to maintain our research and development and clinical data. The failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, our management information systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers; and

•	power loss or computer systems, Internet, telecommunications or data network failure.
Any such interruption could adversely affect our business and results of operations.
If we lose the services of our senior management team and other key personnel, we may not be able to manage our operations and meet our strategic objectives.
Our future success depends, in large part, on the continued service of our senior management. Continuation of our senior management is integral to our future success, based on their significant expertise and knowledge of our business and products. We have no key person insurance with respect to any of our senior managers, and any loss or interruption of their services could significantly reduce our ability to effectively manage our operations and implement our strategy. Also, we depend on the continued service of other key scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. Any loss or interruption of the services of our other key personnel could also significantly reduce our ability to effectively manage our operations and meet our strategic objectives because we cannot assure you that we would be able to find an appropriate replacement should the need arise.
We also compete for experienced medical device sales personnel. If we are unable to hire and retain qualified sales personnel, our sales could be negatively impacted.
We may require additional financing in the future which may not be available to us when required, or may be available only on unfavorable terms.
Our future liquidity and capital requirements will depend on numerous factors, including:
•	the timing and cost associated with obtaining FDA approval for our Macroplastique product line;

•	the timing and cost involved in manufacturing scale-up and in establishing sales, marketing and distribution capabilities in the United States market;

•	the cost and effectiveness of our marketing and sales efforts with respect to our existing products in international markets;

•	the effect of competing technologies and market and regulatory developments; and

•	the cost involved in protecting our proprietary rights.
To the extent that our existing capital is insufficient to meet our working capital needs and cover any losses, we will need to raise additional financing to achieve our business objectives. We currently have no committed sources of, or other arrangements with respect to, additional financing. We cannot assure you that we will be able to obtain additional financing on acceptable terms or at all. Our failure to obtain financing when needed could have a material adverse effect on us. Any equity financing could substantially dilute your equity interests in our company and any debt financing could impose significant financial and operational restrictions on us.

Risks Relating to this Offering
You may be unable to sell your investment.
In general, there has been little trading activity in our common stock. The relatively small trading volume may make it difficult for investors to sell their shares.
Further, our common stock is subject to the “penny stock” rules under the Securities and Exchange Act of 1934. The penny stock rules require brokers who sell penny stocks to persons other than established customers and institutional accredited investors to complete required documentation, make suitability inquiries and provide investors with information concerning the risks of trading in the security. The additional burdens imposed on brokers by these requirements could discourage brokers from effecting transactions in our common stock. Consequently, an investor is likely to find it more difficult to sell our common stock.
Our stock price may fluctuate and be volatile.
The market price of our common stock may be subject to significant fluctuation due to the following factors, among others:
•	variations in our quarterly financial results;

•	developments regarding FDA approval of our products;

•	market acceptance of our products;

•	the success of our efforts to acquire or license additional products;

•	announcements of new products or technologies by us or our competitors;

•	developments regarding our patents and proprietary rights or those of our competitors;

•	developments in U.S. or international reimbursement systems;

•	changes in accounting standards, policies, guidance or interpretations;

•	sales of substantial amounts of our stock by existing shareholders; and

•	general economic conditions.
The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad market fluctuations may cause the price of our common stock to fall abruptly or remain significantly depressed.

Future sales of our common stock in the public market could lower our share price.
The market price of our common stock could decline due to sales by our existing shareholders of a large number of shares of our common stock or the perception that these sales could occur. These sales could also make it more difficult for us to raise capital through the sale of common stock at a time and price we deem appropriate. In fact, prior to the post-effective amendment covered by this registration statement, we currently have an effective registration statement relating to the offer and sale from time to time into the public market by certain of our existing stockholders of 3,328,070 shares of our common stock (including shares underlying warrants owned by such stockholders). After this post effective amendment is filed, the aggregate number of shares covered by this registration statement will increase to 3,385,451 common shares. In addition, we have filed a registration statement (Registration No. 333-128313) under the Securities Act covering the issuance of up to 806,218 shares of common stock that existing security holders may acquire upon the exercise of outstanding warrants. The registration statement has not yet been declared effective therefore these shares are currently not freely tradeable. Further, we have also registered 1,051,523 shares of common stock underlying options granted, and which may be granted, under our stock option plans. In addition, after shareholder approval of our 2006 Stock and Incentive Option Plan, we also intend to register 1.2 million shares of our common stock for future issuance under that plan. As of March 17, 2006, 1,799,227 outstanding options are immediately exercisable.
We will need to monitor and implement finance and accounting systems, procedures and controls as we grow our business and to satisfy new reporting requirements.
In connection with our review of our consolidated financial statements for the year ended March 31, 2005 and the audit of those statements by our independent registered public accounting firm, we determined that our fiscal 2005 year-end closing process did not ensure that all significant elements of our consolidated financial statements were adequately reviewed. In our post-closing and audit processes, certain issues were discovered by us and our independent registered accounting firm that resulted in adjustments to our consolidated financial statements, specifically with respect to our inventory valuation and income tax provision. We discussed these matters before our consolidated financial statements for the year ended March 31, 2005 were completed, and they are properly accounted for in our consolidated financial statements. However, we have concluded that the failure to discover these items in our regular closing process is a result of a significant deficiency, resulting primarily from a lack of segregation of duties due to the size of our company and the geographic distance between our key financial personnel, that constitutes a material weakness in the design or operation of our internal controls over financial reporting.
Although the items described above were properly accounted for before completing our consolidated financial statements, we have concluded that the failure to discover these items in our regular closing process was a material weakness because the elements of our consolidated financial statements that were not adequately reviewed are material to our consolidated financial statements and there is more than a remote likelihood that a material misstatement of our consolidated financial statements would not be prevented or detected.
We have discussed the material weakness described above with our audit committee. Our management is working with our audit committee to identify and implement corrective actions where required to improve the effectiveness of our internal controls, including the enhancement of our systems and procedures. Specifically, we are enhancing and formalizing our period-end closing processes to ensure that all significant elements of our consolidated financial statements are adequately reviewed.
During the fiscal 2004 year end closing process, we determined that our Dutch employee pension plan should have been reported as a defined benefit plan and discovered an error in how we recorded the effect of exchange rates on cash and cash equivalents in our statement of cash flows. As a result, we restated our consolidated financial statements as of and for the fiscal year ended March 31, 2003, and for the first three quarters in fiscal 2004. In connection with our fiscal 2004 audit, our then independent registered public accounting firm cited these restatements as reportable conditions. A reportable condition is a matter that in the independent auditors’ judgment could adversely affect our ability to process, summarize and report financial data consistent with the assertions of management in our financial statements. To remediate the conditions, our accounting personnel are more carefully reviewing our contracts and agreements and we have a new internal control procedure regarding how we record the effect of exchange rates on our statement of cash flows.

We cannot provide assurance that the measures we have taken to date or any future measures will adequately remediate the deficiencies or conditions discussed above. In addition, we cannot be certain that other reportable conditions or material weaknesses in our internal controls will not be discovered in the future. Any failure to remediate reportable conditions or material weaknesses or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations, or result in material misstatements in our consolidated financial statements.
We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal control systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our March 31, 2008 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. This type of action could adversely affect our financial results or investors’ confidence in our company and our ability to access capital markets and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner. Further, if we exercise our option to acquire the assets of CystoMedix or any other company in the future, we may incur substantial additional costs to bring any acquired company’s systems into compliance with Section 404.
Changes in accounting standards regarding stock option plans could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and would also negatively impact our results of operations.
The Financial Accounting Standards Board has issued Statement No. 123(R), Share-Based Payments, SFAS 123(R), which requires all companies to treat the fair value of stock options granted to employees as an expense, beginning in the first fiscal year that begins after December 15, 2005, for small business issuers. Currently, we are generally not required to record compensation expense in connection with stock option grants to employees. Because we will be required to expense the fair value of employee stock option grants, it reduces the attractiveness of granting stock options because of the additional expense associated with these grants, which will negatively impact our results of operations. Had we adopted the fair value method for fiscal 2005 and 2004, our net loss would have been $2,321,745 and $253,374, respectively, higher than reported and our net loss per share would have increased $0.50 and $0.06 per common share, respectively. Nevertheless, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program.
On February 2, 2006, our Board of Directors approved a plan to accelerate, effective February 2, 2006, the vesting of out-of-the-money, unvested stock options previously granted to our employees, officers and directors. An option was considered out-of-the-money if the stated exercise price exceeded $2.85, the closing price of our common stock on February 2, 2006. Pursuant to this action, options to purchase approximately 0.4 million shares of our common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.
The purpose of accelerating the vesting of these options was to minimize the amount of compensation expense we must recognize upon adoption of SFAS No. 123(R). None of these options had intrinsic value on February 2, 2006 under APB 25. The acceleration of the vesting of these options is estimated to reduce our pre-tax stock option expense, calculated using the Black-Scholes option valuation model, by approximately $1.4 million, in the aggregate, over the next three fiscal years, upon adoption of SFAS No. 123R. We will include the charge attributed to the accelerated vesting of the options in the pro forma disclosures to our consolidated financial statements and Form 10-KSB for the fiscal year ended March 31, 2006. We do not expect the remaining options, except those with a cashless exercise provision, to result in a significant charge to compensation expense upon adoption of SFAS 123(R) under the modified prospective application method. However, certain already-granted options, that permit cashless exercise of the options, could result in significant charge to compensation expense, as those options will need to be marked to fair value at each reporting period until settlement. Also, additional options as granted to attract or retain new employees could result in significant charge to compensation expense.

Our corporate documents and Minnesota law contain provisions that could discourage, delay or prevent a change in control of our company.
Provisions in our articles of incorporation may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our articles of incorporation authorize our board of directors to issue up to 20 million shares of stock which, without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights. With these rights, the holders of such shares could make it more difficult for a third party to acquire us. In addition, our articles of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.
We are also subject to the anti-takeover provisions of Section 302A.673 of the Minnesota Business Corporation Act. Under these provisions, if anyone becomes an “interested shareholder,” we may not enter into a “business combination” with that person for four years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 302A.673, “interested shareholder” means, generally, someone owning 10% or more of our outstanding voting stock or an affiliate of ours that owned 10% or more of our outstanding voting stock during the past four years, subject to certain exceptions.
We do not intend to declare dividends on our stock in the foreseeable future.
We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
We have made forward-looking statements in this prospectus. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives for future operations, are forward-looking statements. The words “may,” “will,” “believe,” “expect,” “estimate,” “continue,” “anticipate,” “intend” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, business operations and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:
•	the highly competitive nature of the markets in which we sell our products;

•	regulatory hurdles that may prevent, delay or make more expensive our introduction of products;

•	the failure to continue developing innovative products;

•	the loss of our customers;

•	increases in prices for raw materials or the loss of key supplier contracts;

•	employee slowdowns, strikes or similar actions;

•	product liability claims exposure;

•	risks in connection with our operations outside the United States;

•	conditions and changes in the medical device industry generally;

•	the failure in protecting our intellectual property;

•	exposure to competitors’ assertions of intellectual property claims;

•	the failure to retain senior management or replace lost senior management;

•	changes in U.S. generally accepted accounting principles;

•	changes in general economic and business conditions;

•	changes in currency exchange rates and interest rates;

•	introduction of competing products;

•	lack of acceptance of new products;

•	competitive pressures on the transactional sales and margins, and competition from new market participants for our sales;

•	adverse changes in applicable laws or regulations;

•	the incurrence of additional debt, contingent liabilities and expenses in connection with future acquisitions;

•	the failure to integrate effectively newly acquired operations; and

•	the absence of expected returns from the amount of intangible assets we have recorded.
We believe that the above factors are important, but not necessarily all of the important, factors that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. Since our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements, we cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update, amend or clarify these forward-looking statements or the risk factors contained in this prospectus, whether as a result of new information, future events or otherwise, except as may be required under federal securities laws.

USE OF PROCEEDS
We will not receive any proceeds from the sale of shares by the selling shareholders.
PRICE RANGE OF COMMON STOCK
Previously, our common stock was quoted on the OTC Bulletin Board under the symbol “UPST.OB.” Effective October 3, 2005, our common stock became listed on the American Stock Exchange under the symbol “UPI.” On April 26, 2006, the closing price of our common stock on the American Stock Exchange was $2.28 per share.
The following table sets forth the high and low closing prices for our common stock as reported on the American Stock Exchange and the high and low bid prices for our common stock as reported by the OTC Bulletin Board, as applicable, for the periods indicated. The OTC quotations represent interdealer prices, without retail markup, mark down or commission, and do not necessarily represent actual transactions.

Fiscal Year 2006	Low	High
April 1 – June 30, 2005	$3.91	$4.90
July 1 – September 30, 2005	2.60	5.80
October 1 – December 31, 2005	2.60	3.80
January 1 – March 31, 2006	2.30	3.14

Fiscal Year 2005	Low	High
April 1 – June 30, 2004	$2.60	$5.25
July 1 – September 30, 2004	2.90	4.60
October 1 – December 31, 2004	4.10	6.30
January 1 – March 31, 2005	3.15	5.50

Fiscal Year 2004	Low	High
April 1 – June 30, 2003	$2.07	$3.40
July 1 – September 30, 2003	2.85	4.40
October 1 – December 31, 2003	3.30	5.35
January 1 – March 31, 2004	4.05	6.45
As of March 17, 2006, we had approximately 523 holders of record of our common stock. Record ownership includes nominees who may hold securities on behalf of multiple beneficial owners.
DIVIDEND POLICY
We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, for the development and expansion of our business.

SELECTED FINANCIAL DATA
The following tables present our summary consolidated financial data for our fiscal years ended March 31, 2005 and 2004, which has been derived from our audited consolidated financial statements, and condensed unaudited financial data. The financial data for our nine months ended December 31, 2005 and 2004 has been derived from our unaudited consolidated financial statements which, in management’s opinion, have been prepared on the same basis as our audited consolidated financial statements and include all normal and recurring adjustments and accruals necessary for a fair presentation of such information. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.
Consolidated Statements of Operations Data:

	Nine Months Ended December 31,		Fiscal Year Ended March 31,
	2005	2004	2005	2004
	(unaudited)
Net sales	$4,793,134	$5,012,912	$6,657,726	$5,714,896
Cost of goods sold	1,274,308	1,317,303	1,755,456	1,452,331

Gross profit	3,518,826	3,695,609	4,902,270	4,262,565

General and administrative expenses	2,294,752	1,403,762	2,260,240	2,069,568
Research and development expenses	2,361,609	1,724,488	2,258,127	1,820,690
Selling and marketing expenses	2,321,122	1,535,642	2,015,655	1,714,475

	6,977,483	4,663,892	6,534,022	5,604,733

Operating loss	(3,458,657)	(968,283)	(1,631,752)	(1,342,168)

Warrant benefit	575,471	—	—	—
Interest income	107,507	23,093	30,168	30,173
Interest expense	(22,091)	(15,682)	(25,934)	(21,995)
Foreign currency exchange gain (loss)	(15,779)	(20,564)	(15,744)	45,882
Other	438	—	—	6,000
Loss before income taxes	(2,813,111)	(981,436)	(1,643,262)	(1,282,108)

Income tax expense	42,648	138,540	91,503	229,185
Net loss	$(2,855,759)	$(1,119,976)	$(1,734,765)	$(1,511,293)

Basic and diluted net loss per common share	$(0.43)	$(0.24)	$(0.37)	$(0.33)
Basic and diluted weighted average common shares	6,695,674	4,638,628	4,651,732	4,517,979
Consolidated Balance Sheet Data:

		March 31,
	December 31, 2005	2005	2004
	(unaudited)
Cash and cash equivalents	$2,532,823	$1,492,684	$2,697,670
Short-term investments	1,526,214	—	—
Working capital	4,150,418	2,374,514	3,671,919
Property, plant and equipment, net	1,032,196	1,040,253	1,071,116
Total assets	7,582,881	4,443,224	5,763,558
Long-term debt, less current portion	390,665	461,265	479,720
Shareholders’ equity	4,988,325	2,791,896	4,104,233

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our financial condition and the results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those suggested by our forward-looking statements due to various reasons, including those discussed in the section entitled “Risk Factors.”
Overview
We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. We have developed, and are developing, minimally invasive products primarily for the treatment of urinary and fecal incontinence and overactive bladder symptoms.
Our primary product is Macroplastique, a soft tissue bulking material, used for the treatment of urinary incontinence and vesicoureteral reflux. In addition, we market our soft tissue bulking material for additional indications, including for the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue facial augmentation. We have received CE marking for European market clearance on all tissue bulking products we currently sell. At this time, all sales for the tissue bulking agent products are outside the United States in approximately 40 countries, including in Europe, Canada, Australia and Latin America.
In August 2005, we received U.S. Food and Drug Administration 510(k) premarket clearance of our I-Stop™ polypropylene, tension-free, mid-urethral sling for the treatment of female urinary incontinence. We distribute this product in the United States and the United Kingdom. We received regulatory approvals for sale of our Urgent® PC Neuromodulation System, the only minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency, in the U.S. and Canada in October 2005 and in Europe in November 2005. Subsequently, we launched this product for sale in those markets. The Urgent PC is also indicated for the treatment of fecal incontinence outside the United States. In addition, we sell specialized wound care products in The Netherlands and United Kingdom as a distributor.
Our goal is to develop and commercialize a portfolio of minimally invasive products for the treatment of voiding dysfunctions. We believe that, with a suite of innovative products, we can increasingly garner the attention of key physicians and distributors and enhance market acceptance of our products. The key elements of our strategy are to:
•	Pursue regulatory approval in the U.S. for our Macroplastique product line.

•	Successfully market and sell Urgent PC and I-Stop products by building our own U.S. marketing and sales organization, using a combination of direct and independent sales representatives;

•	Expand distribution of our products outside of the U.S.; and

•	Acquire or license complimentary products if appropriate opportunities arise.
In furtherance of our first key strategy above, we are concluding a multi-center human clinical trial using Macroplastique in a minimally invasive, office-based procedure for treating adult female stress urinary incontinence resulting from intrinsic sphincter deficiency. This is the weakening of the muscles that control the flow of urine from the bladder. We filed a pre-market approval (PMA) submission with the FDA describing Macroplastique use for this indication. In July 2005, the FDA recommended we conduct further testing, which we expect will delay possible approval of Macroplastique until late in fiscal 2007. We will incur substantial expense in connection with these regulatory activities. Even if we obtain regulatory approval it may be only for limited uses with specific classes of patients, which may limit the market for our product. For the I-Stop tape, we have an exclusive distribution agreement with the product manufacturer, CL Medical. We are also responsible for obtaining and/or maintaining FDA and foreign regulatory approvals for the Urgent PC system.

In the United States, we are currently building our own sales and marketing organization to market our products directly and support our distributor organizations. We will incur significant additional expense and will need to raise additional debt or equity financing as we further expand our sales and marketing organizations.
Critical Accounting Policies
We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require us to make estimates and assumptions in certain circumstances that affect amounts reported. In preparing these consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe that of our significant accounting policies, the following are particularly important to the portrayal of our results of operations and financial position. They may require the application of a higher level of judgment by Uroplasty management, and as a result are subject to an inherent degree of uncertainty.
Revenue Recognition. We market and distribute our products through a network of distributors and through direct sales to end-users in the United Kingdom, The Netherlands and the United States. We recognize revenue upon shipment of product to our distributors and direct customers. We have no customer acceptance provisions or installation obligations. Our sales terms to our distributors and customers provide no right of return outside of our standard warranty, and payment terms consistent with industry standards apply. Our respective distribution agreements govern sales terms and pricing to our distributors. Our distribution partners purchase the Uroplasty products to meet sales demand of their end-user customers as well as to fulfill their internal requirements associated with the sales process and, if applicable, contractual purchase requirements under the respective distribution agreements. Internal and other requirements include purchases of products for training, demonstration and evaluation purposes, clinical evaluations, product support, establishing inventories, and meeting minimum purchase commitments. As a result, the level of our net sales during any period is not necessarily indicative of our distributors’ sales to end-user customers during that period. However, during each of the last two years, we believe these two sales measures were not substantially different. Our distributors’ level of inventories of our products, their sales to end-user customers and their internal product requirements may impact our future revenue growth.
Accounts Receivable. We carry our accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. We determine the allowance for doubtful accounts based on customer financial health, and both historical and expected credit loss experience. We write off our accounts receivable when we deem them uncollectible. We record recoveries of accounts receivable previously written off when received.
Inventories. We state inventories at the lower of cost or market using the first-in, first-out method. We provide lower of cost or market reserves for slow moving and obsolete inventories based upon current and expected future product sales and the expected impact of product transitions or modifications. While we expect our sales to grow, a reduction in sales could reduce the demand for our products and may require additional inventory reserves.
Foreign Currency Translation/Transactions. We translate the financial statements of our foreign subsidiaries in accordance with the provisions of FASB Statement No. 52 “Foreign Currency Translation.” Under this Statement, we translate all assets and liabilities using period-end exchange rates, and we translate statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses in the statement of operations, including unrealized gains and losses on short-term intercompany obligations using period-end exchange rates, resulting in an increase in the volatility of our consolidated statements of operations. We recognize unrealized gains and losses on long-term intercompany obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.
Impairment of Long-Lived Assets. Long-lived assets at December 31, 2005 consist of property, plant and equipment and intangible assets. We review our long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If we consider such assets impaired, we measure the impairment to be recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We report assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.

Results of Operations
Nine-month period ended December 31, 2005 compared to nine-month period ended December 31, 2004
Net Sales. During the nine months ended December 31, 2005, net sales of all products were $4.8 million, representing a $220,000 or 4% decrease when compared to net sales of $5.0 million for the nine months ended December 31, 2004. Excluding fluctuations in foreign currency exchange rates, we had a sales decrease of approximately 3%. The Macroplastique product line accounted for 68% and 77% of total net sales, respectively, for the periods presented. In the United Kingdom, we did not achieve our forecasted rate for converting physician use of competitive sling devices to our I-Stop product. In addition, two of our former top six distributor markets generated minimal sales in the nine months ended December 31, 2005, due in part to changes in reimbursement policies of the insurers. We expect these reimbursement changes and increase in pricing competition in our other markets to adversely impact our future sales in those markets. In such markets we have launched a strategy to increase sales of our existing products, and to expand our platform of products for the treatment of voiding dysfunctions. We are conducting training workshops targeted to our sales personnel, distributors and key incontinence surgeons, and we are sponsoring scientific podium presentations and seminars at key international incontinence congresses. We are also seeking to broaden our patient base to include Urgent PC treatment for symptoms of overactive bladder (OAB), the I-STOP sling procedure for treatment of female stress urinary incontinence and hypermobility and PTQ Implants and Urgent PC treatments for fecal incontinence. We can not assure that these initiatives will increase sales.
Gross Profit. Gross profit was $3.5 million and $3.7 million for the nine months ended December 31, 2005 and 2004, respectively, or 73% and 74% of net sales in the periods presented. Gross profit as a percentage of net sales between periods fluctuates based on the following factors: our unit sales, our utilization of manufacturing capacity, the mix of products sold with different gross margins, the mix of customers (and different discounts to them), the mix of direct sales versus sales through distributors (with higher margins on direct sales), and currency fluctuations. Historically, the gross margin has ranged from approximately 70-80% of net sales.
General and Administrative Expenses. General and administrative expenses increased from $1.4 million during the nine months ended December 31, 2004 to $2.3 million during the same period of fiscal 2006. The increase in expense is attributed to $340,000 of increase in salary costs, including $100,000 for severance pay for a former executive, $166,000 increase in information (“IT”) consulting expense, $110,000 increase in legal and accounting fees, $60,000 increase in recruiting costs, and general price increases and fluctuations in foreign currency exchange rates. The IT consulting expense relates to the implementation of a new computer software system, including for training and post-implementation support.
Research and Development Expenses. Research and development expenses increased from $1.7 million during the nine-months ended December 31, 2004 to $2.4 million during the nine months ended December 31, 2005. The increase in expense is attributed $499,000 for consulting expense for product development and regulatory approvals and $219,000 for severance pay for a former executive, offset by a reduction in costs for clinical trials and testing.
Selling and Marketing Expenses. Selling and marketing expenses increased from $1.5 million during the nine months ended December 31, 2004 to $2.3 million during the nine months ended December 31, 2005. The increase in expenses is attributed to $380,000 for expansion of our direct sales force and marketing organizations in the U.S., $120,000 for increase in costs for travel, trade-shows and conventions, and general price increases and fluctuations in foreign currency exchange rates.
Other Income (Expense). Other income (expense) includes interest income, interest expense, warrant expense or benefit, foreign currency exchange gains and losses and other non-operating costs when incurred. Our financial results are subject to material fluctuations based on changes in currency exchange rates. Other income (expense) was $645,546 and $13,153 for the nine months ended December 31, 2005 and 2004, respectively.
In July 2002, we conducted a rights offering pursuant to which our stockholders purchased certain units consisting of shares of our common stock and common stock purchase warrants exercisable for two years at $2.00 per share. However, we suspended the exercise of the warrants when we delayed the filing of our annual report on Form 10-KSB for the fiscal year ended March 31, 2004. As a result, 706,218 of the warrants lapsed unexercised at July 31, 2004. In April 2005, we granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of a new registration statement covering the resale of the shares underlying these warrants. We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission (SEC), expect to file an amendment to the registration in February 2006 covering the warrant shares and anticipate the effectiveness of the registration statement to be in March 2006, subject entirely to the action taken by SEC on our registration statement. In April 2005, we recognized a liability of $1.4 million associated with the grant of these warrants. We reported a net warrant benefit of $575,000 for the first nine months of fiscal 2006, representing the change in the fair value of the common stock which may be acquired by the exercise of these warrants since issuance.
We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated short-term intercompany obligations between us and our foreign subsidiaries. We recognized foreign currency losses of $15,779 and $20,564 for the nine-months ended December 31, 2005 and 2004, respectively.
Income Tax Expense. Our Dutch subsidiaries recorded income tax expense of $42,648 and $138,540 for the nine-months ended December 31, 2005 and 2004, respectively. We cannot use the U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions. In fiscal 2006, the Dutch income tax rate is 27% for €22,689 (approximately $27,000) of profit and 31.5% for amounts above €22,689 compared to 29% and 34.5% in fiscal 2005, respectively.
Years Ended March 31, 2005 and 2004
Net Sales. In fiscal 2005, net sales of all products were $6.7 million, representing a 16% increase when compared to net sales of $5.7 million for fiscal 2004. Excluding fluctuations in foreign currency exchange rates, we had a sales increase of approximately 8%. The net sales increase is partly contributed by price increases, but mainly attributable by increased unit sales. We believe the continued increase in net sales is related to the impact and execution of sales plans designed to expand our global market share in the specialties of both urinary and fecal incontinence. The Macroplastique product line accounts for 76% and 81% of total net sales, respectively, during the periods presented. We also depend on key customers. During fiscal 2005, two customers accounted for approximately 15% and 11% of our net sales. During fiscal 2004, the same two customers accounted for approximately 13% and 11% of our net sales.
Gross Profit. Gross profit was $4.9 million and $4.3 million for the fiscal years ended March 31, 2005 and 2004, respectively, or 74% and 75% of net sales. Gross profit as a percentage of net sales in any one specific period may fluctuate, based on the following factors: our unit sales, our utilization of manufacturing capacity, the mix of products sold with different gross margins, the mix of customers (and different discounts to them), the mix of direct sales versus sales through distributors (with higher margins on direct sales), and currency fluctuations. Historically, the gross margin has ranged from approximately 70-80% of net sales. This primarily relates to our Macroplastique products.
General and Administrative Expenses. General and administrative (“G&A”) expenses increased from $2.1 million during fiscal 2004 to $2.3 million during fiscal 2005. The G&A expense increase related to increases of $231,000 in personnel costs due to additional staff and increased salaries, a $217,000 increase in professional fees for accounting and legal services, an increase of $187,000 in bad debt expense, mainly to reserve for a receivable of one of our distributors, general price increases and fluctuations in foreign currency exchange rates. This increase was offset by decreased consulting expenses of $135,000 and decreased shareholders’ expenses of $349,000. The decrease in both the consulting fees and the shareholders’ expenses primarily relates to $473,000 of stock-based compensation expense we recognized in fiscal 2004.
Research and Development Expenses. Research and development (“R&D”) expenses increased 24% from $1.8 million during fiscal 2004 to $2.3 million during fiscal 2005. The increase in R&D expense is primarily due to quality and regulatory costs related to the development of our pre-market approval submission for U.S. market clearance for Macroplastique in the treatment of adult female stress urinary incontinence. In July 2005, the FDA recommended we conduct further testing of Macroplastique, which we expect will further increase our R&D expenses.
Selling and Marketing Expenses. Selling and marketing (“S&M”) expenses increased 18% from $1.7 million during fiscal 2004 to $2.0 million during fiscal 2005. This increase resulted from a $210,000 increase in personnel costs, an additional $164,000 in costs relating to trade-shows, conventions and congresses, general price increases, and fluctuations in foreign currency exchange rates. The increase was offset by a decrease in promotional costs of $73,000. The increased personnel costs relate to the hiring of experienced sales personnel and increased salaries and bonuses.
Other Income (Expense). Other income (expense) includes interest income, interest expense, foreign currency exchange gains and losses, and other non-operating costs when incurred. Other income (expense) was $(12,000) and $60,000 for the fiscal years ended March 31, 2005 and 2004, respectively. We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated short-term intercompany obligations between us and our foreign subsidiaries. We recognized foreign currency gains (losses) of $(16,000) and $46,000 for the periods presented. We cannot predict the impact of currency fluctuations on our future results.
In July 2002, we conducted a rights offering pursuant to which our stockholders purchased certain units consisting of shares of our common stock and common stock purchase warrants exercisable for two years at $2.00 per share. However, we suspended the exercise of the warrants when we delayed the filing of our annual report on Form 10-KSB for the fiscal year ended March 31, 2004. As a result, 706,218 of the warrants lapsed unexercised at July 31, 2004. In April 2005, we granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of this registration statement covering the shares underlying these warrants. In April 2005, we recognized a liability of $1.4 million associated with the grant of these new warrants. The value of these warrants has been determined using the Black-Scholes option-pricing model and we will continue to report in earnings any subsequent change in the fair value of this liability.
Income Tax Expense. Our Dutch subsidiaries recorded income tax expense of $92,000 and $229,000 for the periods presented, as they have fully utilized their net operating loss carryforwards. We cannot use our U.S. net operating loss carryforwards to offset taxable income in foreign jurisdictions. We expect continued profits for our Dutch subsidiaries and therefore continued income tax expenses. For fiscal 2005, the Dutch income tax rate was 29% for the first €22,689 (approximately $29,000) of profit and 34.5% thereafter.
Liquidity and Capital Resources
Cash Flows. As of December 31, 2005, our cash and cash equivalent balances totaled $4.1 million.
At December 31, 2005, we had working capital of approximately $4.2 million. During the nine months ended of fiscal 2006, we used $3.4 million of cash in operating activities, compared to $1.0 million of cash used in the same period of fiscal 2005. The usage of cash over the nine months was primarily attributable to the net loss incurred of $2.9 million. Inventory increased by $350,000, due to production planning requirements, manufacturing lead times and additional products being added. Accounts receivable, other current assets, accounts payable and accrued expenses fluctuated due to the timing of payments and fluctuations in foreign currency exchange rates.
Fluctuations in foreign currency exchange rates, weak economic conditions in foreign markets where we sell and distribute our products, changes in regulatory environment and changes in third-party reimbursement policies could materially affect our financial condition and results of operations. The effects of these conditions could include reduced unit sales and reduced sales in dollars when converted from foreign currency amounts and material gains and losses on transactions denominated in foreign currencies. Furthermore, because our U.S. operations are funded by sales denominated in foreign currency, strengthening of the U.S. dollar against the euro and/or the British pound could have an adverse effect on our cash flow and results of operations.
Sources of Liquidity. In March 2005, we entered into a business loan agreement with Venture Bank, pursuant to which we may borrow up to $500,000 on a revolving basis. All amounts which the bank advances to us are due in March 2006, unless the bank renews the agreement. Amounts advanced to us accrue interest at a variable rate of 1% in excess of the published prime rate in the Wall Street Journal, with a minimum rate of 6% per annum. We are obligated to pay interest monthly on the outstanding principal balance. Advances under this agreement are secured by substantially all our assets. At December 31, 2005 we had no outstanding balance under the agreement.
In April 2005, we conducted a private placement of common stock in which we sold 2,147,142 shares of our common stock at a price per share of $3.50, together with warrants to purchase 1,180,928 shares of common stock, for an aggregate purchase price of approximately $7.5 million. The stock sale proceeds are offset by costs of approximately $856,000, resulting in net proceeds of approximately $6.7 million. The warrants are exercisable for five years at an exercise price of $4.75 per share.
In connection with our April 2005 private placement, we agreed to file a registration statement with the SEC covering the resale of the shares (including those underlying the warrants) that we sold. We also agreed that, for each month after May 21, 2005, that we failed to file this registration statement, and for each month after July 20, 2005 that the SEC did not declare it effective, we would pay liquidated damages at a rate of 1% of the aggregate investment. We filed the registration statement on

July 20, 2005 and the SEC declared it effective on July 29, 2005. Accordingly, we owed approximately $173,000 of liquidated damages and interest to the investors, which continued to accrue interest at 10% per annum until paid. In January 2006, we offered these investors our common stock in lieu of cash and, on February 3, 2006, we issued 57,381 shares to investors in payment of those liquidated damages. These shares are registered for sale pursuant to this registration statement. One investor did not accept our offer and, on February 27, 2006, we paid that investor $23,007. We recorded a liability on our financial statements beginning in the first quarter of fiscal 2006 related to these liquidated damages.
Commitments and Contingencies. We believe that our current resources, funds generated from sale of our products and remaining proceeds from the private placement completed earlier this year will be adequate to meet our cash flow needs, including regulatory activities associated with existing products, through the next 12 months. Ultimately, we will need to raise additional debt or equity financing, achieve profitability and generate positive cash flows from operations to fund our operations and grow our business beyond the next 12 months.
We expect to continue to incur significant costs for regulatory activities associated with obtaining regulatory approval in the United States for Macroplastique. For the remainder of fiscal 2006 and in fiscal 2007, we expect to incur significant Research and Development expenses, including those we expect to incur in connection with the regulatory approval activities for Macroplastique. We also expect that during fiscal 2006, we will continue to incur significant expenses as we expand our selling and marketing organization in the U.S. to market our products. In addition, we expect general and administrative expenses in fiscal 2007 to increase as we complete installation of our new accounting software and increasingly prepare to implement the provisions of Section 404 of the Sarbanes-Oxley Act of 2002.
In April 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix for the Urgent PC product. We paid CystoMedix an initial payment of $225,000, which we capitalized as licensed technology and are amortizing over the term of the agreement. We are paying an additional $250,000 in 12 monthly installments of $20,833. We will also pay CystoMedix a 7% royalty on product sales. However, the 7% royalty is first offset against the monthly royalty installments.
CystoMedix has also granted us an exclusive option to acquire its assets. The purchase price is $3,485,000, reduced by up to $50,000 of liabilities assumed by us. However, the $3,485,000 amount used to compute the purchase price will increase at a rate of 10% per year after April 2007. The purchase price is payable in shares of our common stock valued at the average of the closing bid price of our shares for the 20 trading days prior to our exercise of the option. We may exercise the option between January 2006 and June 2008. If we exercise the option, we will also assume up to $1.4 million of bridge loan advances made to CystoMedix by its Chairman. We would repay up to $1.1 million of the bridge loan advances at closing and would issue our common stock for the balance of the bridge loan based on the above option price. We also have certain rights of first refusal to acquire CystoMedix’s assets in the event CystoMedix receives a third party offer in advance of any exercise of our option. We will need to raise additional equity or debt funds in order to consummate the CystoMedix acquisition, should we elect to do so.
We are obligated to pay royalties of 5% of net sales of Macroplastique products in the U.S. with a minimum of $50,000 per year. The duration of this royalty agreement is through May 1, 2006. Under another royalty agreement we pay royalties, in the aggregate, of three to five percent of net sales of Macroplastique, Bioplastique, and PTQ Implants subject to a monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Under a license agreement for the Macroplastique Implantation System, we pay a royalty of 10 British pounds for each unit sold during the life of the patent.
We have a pension plan covering 16 employees in The Netherlands, reported as a defined benefit plan. We pay premiums to an insurance company to fund annuities for these employees. However, we are responsible for funding additional annuities based on continued service and future salary increases. This defined benefit plan is closed for new employees effective April 2005. As of that date, the Dutch subsidiary established a defined contribution plan that now covers new employees. We also closed our UK subsidiary’s defined benefit plan to further accrual for all employees effective December 31, 2004. In March 2005, the UK subsidiary established a defined contribution plan that now covers new employees.
We have two exclusive distribution agreements with CL Medical allowing us to market and sell the I-Stop urethral sling: a six-year agreement for United States distribution and a one-year agreement for the United Kingdom distribution. We also have specified minimum purchase requirements in the United States and the United Kingdom of $620,000 of units in the first year, increasing to approximately $2.6 million of units over a five-year period, for a total commitment of $6.6 million over the five-year period, subject to periodic adjustment based on the value of the euro.

On January 20, 2006, we entered into a long-term lease with Liberty Property Limited Partnership for an 18,258 square foot facility for our U.S. headquarters located at 5420 Feltl Road, Minnetonka, Minnesota. The lease effective date is May 1, 2006, has a term of 96 months, requires average annual minimum rent payments of $140,358 and requires payments for operating expenses estimated to be $81,978 in the first 12 months.
Repayments of our contractual obligations, as of December 31, 2005, consisting of royalties, notes payable, and operating leases, including the January 20, 2006 lease and the new CL Medical distribution agreement noted above, are summarized below:

	Payments Due by Period
		Remainder			Fiscal 2011
		of Fiscal	Fiscal 2007	Fiscal 2009	and
	Total	2006	to 2009	to 2011	thereafter
Minimum royalty payments	$394,333	$76,000	$178,833	$108,000	$1,500
Minimum purchase agreement	6,582,998	153,918	1,367,512	3,143,500	1,918,068
Notes payable	431,386	10,180	81,442	71,530	268,234
Operating lease commitments	1,234,180	75,708	472,806	308,118	377,548

Total contractual obligations	$8,642,897	$315,8068	$2,100,593	$3,631,148	$2,595,350

Recent Accounting Pronouncements
In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires retrospective application of a voluntary change in accounting principle with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also requires accounting for a change in method of depreciating or amortizing a long-lived nonfinancial asset as a change in estimate (prospectively) effected by a change in accounting principle. Further, the Statement requires that correction of errors in previously issued financial statements be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. We do not believe the adoption of FASB Statement 154 will have a material effect on our financial position or results of operations.
In December 2004, the FASB issued SFAS 123(R), Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. SFAS 123(R) is effective for us beginning on April 1, 2006.
On February 2, 2006, our Board of Directors approved a plan to accelerate, effective February 2, 2006, the vesting of out-of-the-money, unvested stock options previously granted to our employees, officers and directors. An option was considered out-of-the-money if the stated exercise price exceeded $2.85, the closing price of our common stock on February 2, 2006. Pursuant to this action, options to purchase approximately 0.4 million shares of our common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.
The purpose of accelerating the vesting of these options was to minimize the amount of compensation expense we must recognize upon adoption of SFAS No. 123(R). None of these options had intrinsic value on February 2, 2006 under APB 25. The acceleration of the vesting of these options is estimated to reduce our pre-tax stock option expense, calculated using the

Black-Scholes option valuation model, by approximately $1.4 million, in the aggregate, over the next three fiscal years, upon adoption of SFAS No. 123R. We will include the charge attributed to the accelerated vesting of the options in the pro forma disclosures to our consolidated financial statements and Form 10-KSB for the fiscal year ended March 31, 2006. We do not expect the remaining options, except those with a cashless exercise provision, to result in a significant charge to compensation expense upon adoption of SFAS 123(R) under the modified prospective application method. However, certain already-granted options, that permit cashless exercise of the options, could result in significant charge to compensation expense, as those options will need to be marked to fair value at each reporting period until settlement. Also, additional options as granted to attract or retain new employees could result in significant charge to compensation expense.
In March 2005, the FASB issued FASB Interpretation No.47, or “FIN 47,” which clarifies terminology in FASB Statement No. 143, Accounting for Asset Retirement Obligations. FIN 47 clarifies when an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for us in fiscal 2006. We do not expect adoption of FIN 47 to have a material impact on our consolidated financial statements.

BUSINESS
Overview
We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Affecting urinary or fecal control, voiding dysfunctions debilitate millions of adults worldwide and cost billions of healthcare dollars. Since many of these dysfunctions are highly correlated with age, the aging population will demand increasingly better, and less invasive, solutions for these conditions.
We have developed, and are developing, minimally invasive products primarily for the treatment of urinary and fecal incontinence and overactive bladder symptoms. All products we currently sell have received CE marking and are being sold outside the United States in approximately 40 countries, including in Europe, Canada, Australia and Latin America. Products we market include our Macroplastique urethral bulking agent, the I-Stop tape and the Urgent PC neurostimulation system.
Macroplastique Implants, our key product, is a proprietary, implantable soft tissue bulking product for the treatment of both male and female urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique is also used to treat vesicoureteral reflux, predominately a pediatric condition in which urine flows backward from the bladder to the kidney. Macroplastique has been sold for urological indications outside the United States since 1991. Our other proprietary, implantable soft tissue bulking agents that we sell outside the United States include PTQ Implants for fecal incontinence, VOX Implants for vocal cord rehabilitation and Bioplastique Implants for dermal augmentation.
I-Stop is a biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. We are the exclusive distributor of this product in the United Kingdom and in the United States. This product recently received premarket clearance from the FDA for sale within the United States.
The Urgent PC neuromodulation system is a minimally invasive neuromodulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. Using percutaneous tibial nerve stimulation, the product delivers an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. In April 2005, we acquired the exclusive rights to manufacture and distribute this product in the United States, Canada and all countries recognizing the CE mark. We received regulatory approvals for sale of this product in the United States and Canada in October 2005, and in Europe in November 2005. Subsequently, we have launched the product for sale in those markets.
Our goal is to develop and commercialize a portfolio of minimally invasive products for the treatment of voiding dysfunctions. We believe that, with a suite of innovative products, we can increasingly garner the attention of key physicians and distributors and enhance market acceptance of our products. The key elements of our strategy are to:
•	Pursue regulatory approval in the United States for our Macroplastique product line;

•	Build our own U.S. marketing and sales organization, using a combination of direct and independent sales representatives;

•	Expand distribution of our products outside of the United States; and

•	Acquire or license complimentary products if appropriate opportunities arise.
In furtherance of our first key strategy above, we are concluding a multi-center human clinical trial using Macroplastique in a minimally invasive, office-based procedure for treating adult female stress urinary incontinence resulting from intrinsic sphincter deficiency. This is the weakening of the muscles that control the flow of urine from the bladder. We recently filed a pre-market approval submission with the FDA describing Macroplastique use for this indication. In July 2005, the FDA recommended we conduct further testing prior to further PMA review and approval. We will incur substantial expenses in connection with these regulatory activities. Even if we obtain regulatory approval, it may be for limited uses with specific classes of patients, which may limit the market for our product.

Voiding Dysfunctions
Voiding dysfunctions affect urinary or fecal control and can result in unwanted leakage (urinary or fecal incontinence) or uncontrolled sensations (overactive bladder symptoms). We believe we are uniquely positioned to offer minimally invasive products to treat each of these voiding dysfunctions.
The Problem of Urinary Incontinence
Urinary incontinence, the uncontrolled leakage of urine, is a problem suffered by millions of people worldwide in varying degrees of severity. Because of the social stigma associated with this condition, it is often underreported. It can result in a substantial decrease in a person’s quality of life, and is often the main reason a family moves an elderly person to nursing home care. The Agency for Health Care Policy and Research (AHCPR), a division of the Public Health Service, U.S. Department of Health and Human Services, estimates that urinary incontinence affects about 13 million people in the United States, of which 85% (11 million) are women. The same agency estimates the total cost of treating incontinence (management and curative approaches) of all types in the United States as $15 billion. Researchers at the University of California, Los Angeles determined a 38% prevalence rate of urinary incontinence among the 23 million adult women surveyed by the National Center for Health Statistics. We expect the incidence of urinary incontinence will rise as the percentage of elderly population grows.
Causes of Urinary Incontinence
The mechanisms of urinary continence are complicated and involve the interaction among several anatomical structures. In females, urinary continence is controlled by the sphincter muscle and pelvic floor support structures that maintain proper urethral position. The sphincter muscle surrounds the urethra and provides constrictive pressure to prevent urine from flowing out of the bladder. Urination occurs when the sphincter relaxes as the bladder contracts, allowing urine to flow through the urethra. The urinary sphincter and pelvic floor support are also responsible for maintaining continence during periods of physical stress. Incontinence may result when any part of the urinary tract fails to function as intended. Incontinence may be caused by damage during childbirth, pelvic trauma, spinal cord injuries, neurological diseases (e.g., multiple sclerosis and poliomyelitis), birth defects (e.g., spina bifida) and degenerative changes associated with aging.
For men, urinary incontinence is most often associated with prostate conditions or nerve problems, such as complications arising from diabetes, stroke or Parkinson’s disease. Enlargement of the prostate gland (the gland surrounding the male urethra just below the bladder) may impact urinary control. Approximately 400,000 prostate surgeries are performed each year in the United States for prostate enlargement or for prostate cancer. Up to 20% of men undergoing such surgery develop incontinence following the procedure.
Types of Urinary Incontinence
There are four types of urinary incontinence:
•	Stress Urinary Incontinence - Stress urinary incontinence, or SUI, refers to the involuntary loss of urine due to an increase in intra-abdominal pressure from ordinary physical activities, such as coughing, sneezing, laughing, straining or lifting. For the majority of women with SUI (9 million of the 11 million in the U.S.), their incontinence is caused by urethral hypermobility. Urethral hypermobility – abnormal movement of the bladder neck and urethra – occurs when the anatomic supports for the bladder neck and urethra have weakened. This anatomical change is often the result of childbirth. Stress urinary incontinence can also be caused by intrinsic sphincter deficiency, or the inability of the sphincter valve or muscle to function properly. Intrinsic sphincter deficiency, or ISD, can be due to congenital sphincter weakness or can result from deterioration of the urethral muscular wall due to changes of aging or damage following trauma, spinal cord lesion or radiation therapy. The National Association for Continence (NAFC) estimates up to 15% of female stress urinary incontinence is a result of ISD. For many women, their SUI is a combination of urethral hypermobility and ISD.

•	Urge Incontinence - Urge incontinence refers to the involuntary loss of urine associated with an abrupt, strong desire to urinate. Urge incontinence often occurs when neurologic problems cause the bladder to contract and empty with little or no warning.

•	Overflow Incontinence - Overflow incontinence is associated with an over-distention of the bladder. This can be the result of an under-active bladder or an obstruction in the bladder or urethra.

•	Mixed Incontinence - Mixed incontinence is the combination of both urge and stress incontinence (and, in some cases, overflow). Clinicians estimate that 30% of women suffering from stress urinary incontinence also exhibit symptoms of urge incontinence. Since prostate enlargement often obstructs the urethra, older men often have urge incontinence coupled with overflow incontinence.
Management and Curative Treatment of Urinary Incontinence
There are two general approaches to dealing with urinary incontinence. One approach is to manage symptoms with items such as pads or diapers. The other approach is to undergo curative treatments in an attempt to restore continence, such as injection of urethral bulking agents or by invasive surgeries. We believe the treatment of urinary incontinence should start first with the least invasive therapy and then move to more invasive therapies only when needed.
Management of Urinary Incontinence
Absorbent Products. Absorbent products are the most common form of management for urinary incontinence because men and women can use them without consulting a physician. The cost of adult diapers and pads can be substantial and create a continuous financial burden for patients. Additionally, this management technique may require frequent changing of diapers and pads to control patient embarrassment due to odor or soiling.
Behavior Modification. Techniques used in behavior modification include bladder training, scheduled voiding and pelvic floor muscle exercises known as Kegels. Some of the tools used in conjunction with these training regimes are vaginal cones or weights, biofeedback devices and pelvic floor stimulation. Because these techniques rely on active, frequent participation of the individual, these techniques are seldom effective.
Occlusion and Compression Devices. Penile clamps, pessaries and urethral occlusion devices are typically reserved for temporary use. Complications such as tissue erosion, urinary tract infections, edema, pain and obstruction are associated with extended or improper use.
Urinary Catheters and Collection Devices. The type and severity of incontinence and an individual’s physical and mental condition determine the choice of catheter. Catheters may be inserted as needed for bladder drainage, may be a closed, indwelling system, or may be external collection devices.
Drug Therapy. Drug treatment is used to manage multiple types of urinary incontinence. Therapeutic drug activity is matched to the individual’s urinary dysfunction, e.g., activity targeted to contract muscle tissue of the bladder or bladder neck or to improve the quality of the bladder neck and urethra mucosal lining. Drugs seldom cure stress urinary incontinence. Common side effects include dry mouth, constipation and headache. Other potential side effects include urinary retention, nausea, dizziness, blurred vision and the possibility of unwanted interactions with other drugs.
Curative Treatment of Urinary Incontinence
Injectable Bulking Agents. Urethral bulking agents are inserted with a needle into the area around the urethra, augmenting the surrounding tissue for increased capacity to control the release of urine. Hence, these materials are often called “bulking agents” or “injectables.” Urethral bulking agents may be either synthetic or biologically derived and are an attractive alternative to surgery because they are considerably less invasive. Active women benefit from the use of urethral bulking agents since they will often return to normal activities in a matter of days instead of weeks of recovery following invasive surgical procedures. Bulking agents also represent a desirable treatment option for the elderly or infirm who may not otherwise be able to withstand the trauma and morbidity resulting from a fully invasive surgical procedure. Additionally, the use of a urethral bulking agent does not preclude the use of more invasive treatments if required.
Biologically derived bulking agents include a patient’s own fat cells, polysaccharides (not commercially available in the United States) or bovine collagen. Fat injections involve complex, invasive harvesting of the patient’s own fat cells and re-injecting them into the bladder neck. Collagen injections require pre-treatment allergy skin tests and, since the body absorbs collagen over time, the patient may require subsequent re-injections.
Synthetic bulking agents include solid silicone elastomers, pyrolytic carbon-coated beads, and DMSO and polyvinyl alcohol.
Surgery. In women, stress urinary incontinence can be surgically corrected through a procedure in which the physician elevates and stabilizes the urethra and bladder neck, often with a “sling” to support these structures. Market adoption of sling procedures is demonstrated by over 10% annual growth during the last five years. An estimated 180,000 sling procedures will be performed in the United States during 2005, with almost half of these procedures using a tension-free sling product, usually implanted in an outpatient setting. Numerous publications cite sling procedure efficacy greater than 85%.
In men, the main surgical option is an implanted artificial urinary sphincter, a patient-controlled device that keeps the urethra closed until the patient is ready to urinate. Surgery to place the artificial sphincter requires general or spinal anesthesia.
Uroplasty Solutions for Urinary Incontinence
We believe that we are uniquely positioned with differentiable, minimally invasive products to address both causes of SUI – an injectable bulking agent to treat ISD and a tension-free type sling to treat urethral hypermobility.
Macroplastique® Implants
Macroplastique is an injectable soft tissue-bulking agent used to treat stress urinary incontinence, the most common form of urinary incontinence in women. It is designed to restore the patient’s urinary continence immediately following treatment. Additionally, men who experience incontinence as a result of prostate surgery are also candidates for Macroplastique treatment.
Macroplastique is a soft-textured, permanent implant placed endoscopically around the urethra distal to the bladder neck. It is a proprietary composition of heat vulcanized, solid, soft, irregularly shaped polydimethylsiloxane (solid silicone) implants suspended in a biocompatible carrier gel. We believe our compound is better than other commercially available bulking agents because, with its unique composition, shape and size, it does not degrade, is not absorbed into surrounding tissues and does not migrate from the implant site. This reduces the need for follow-up treatments. Additionally, there is no need for special storage, cumbersome preparation or mixing for use, nor is there a need for patient allergy testing.
We currently market Macroplastique outside the United States on the basis that our outpatient, minimally invasive treatment can lead to lower surgical risk with shorter recovery time, and that it is less expensive when compared to invasive alternatives. Its safety and efficacy are evidenced by 14 years of successful use outside the United States with over 50,000 patients treated. Recently, we filed a pre-market approval submission with the FDA for domestic marketing of Macroplastique for the treatment of adult female stress incontinence. In July 2005, the FDA recommended we conduct further testing, which we expect will delay possible approval of Macroplastique until late fiscal 2007.
Although Macroplastique is traditionally implanted with the aid of an endoscope, we also market outside the United States a patented, non-endoscopic delivery kit called the Macroplastique Implantation System™, or MIS, for office-based treatment of female stress urinary incontinence. Our MIS enables easy and consistent product placement. Following FDA approval of Macroplastique, we intend to seek regulatory approval for the MIS.
I-Stop™ Sling
In May 2004, we became the exclusive distributor in the United Kingdom of the I-Stop tape, a biocompatible, tension-free, mid-urethral sling manufactured by CL Medical SAS of Lyon, France. This CE marked device, which is sold in Europe, is for the treatment of female urinary incontinence due to urethral hypermobility. If the urethra is no longer appropriately supported by the surrounding tissues and ligaments, the urethra may become too moveable and no longer properly close. A sling provides a hammock-type support for the urethra to prevent its downward movement, and associated leakage of urine, during periods of increased abdominal pressure.

We believe that the I-Stop product is the only synthetic, mid-urethral sling made of monofilament knitted polypropylene with closed loop edges, making it non-damaging to surrounding tissue without the need for a delivery sheath. We also believe that the I-Stop design provides greater strength and controlled flexibility, and improved resistance to fragmentation, stretching and deformity during the outpatient implant procedure, than competitive sling devices. For patients, we believe that our tape design results in less irritation and fewer overall complications.
On February 15, 2006, we entered into a new distribution agreement with CL Medical which replaces and supersedes the manufacturing and distribution agreement dated September 2, 2004. The new distribution agreement appoints us as the exclusive distributor of the I-Stop sling in the United States, and obligates CL Medical to supply us with the product’s entire requirements, sterilized, packaged, labeled and ready for sale, all manufactured in accordance with FDA laws and regulations. The new distribution agreement is for six years, with our right to renew it for successive five-year terms. We have agreed to minimum purchase requirements. We are required a specified minimum purchase requirement of $355,000 of units in the first 12-month period following January 1, 2006, increasing to approximately $2.6 million of units over a five-year period, subject to periodic adjustment based on the value of the euro. The purchase price is payable in euros. If we fail to reach our minimum purchase requirement in any 12-month period, CL Medical has the right to terminate our exclusive distribution rights in the United States.
Under the new distribution agreement, CL Medical has agreed to provide us with any improvements or modifications it makes to the I-Stop sling during the term of the agreement without additional charge. In addition, CL Medical has granted us a right of first refusal for exclusive distribution rights in the United States to any new medical devices or procedures it develops during the term of the agreement. We have agreed that during, and for one year after, the term of our agreement, we will not manufacture our own, or market any other party’s tension-free vaginal tape product for the treatment of female stress urinary incontinence. If for some reason CL Medical is prohibited from exporting the I-Stop sling into the United States, CL Medical is required to supply us with the components necessary to manufacture, package and label the I-Stop sling for the United States market.
In May 2005, we entered into a one-year exclusive distribution agreement with CL Medical for the United Kingdom. The agreement is renewable for up to 2 years, subject to certain performance requirements of us to distribute the I-Stop sling in Great Britain.
The Problem of Overactive Bladder
Overactive bladder (OAB) is a prevalent and challenging urologic problem affecting 16% of the adult population. An estimated 34 million Americans suffer from overactive bladder, although fewer than 40% seek medical help. A survey of individuals with OAB estimated the total U.S. economic cost of OAB (direct and indirect costs) to be $12 billion.
For individuals with overactive bladder, the nervous system control for bladder filling and urinary voiding is incompetent. Signals to indicate a full bladder are sent early and frequently, triggers to allow the bladder to relax for filling are ineffective and nervous control of the urethral sphincter, to keep the bladder closed until an appropriate time, is inadequate. An individual with OAB may exhibit one or all of the symptoms that characterize overactive bladder: urinary urgency, urinary frequency and urge incontinence. Urgency is the strong, compelling need to urinate. Frequency is a repetitive need to void. Normal urinary voiding is eight times per day. Individuals with an overactive bladder may seek to void over 20 times per day and at least two times during the night, thereby causing significant sleep pattern disturbances. Urge incontinence is an immediate, compelling need to urinate that typically results in an accident before the individual can reach the restroom.
Treatment of Overactive Bladder Symptoms
Drug Therapy. The most common treatment for OAB is drug therapy using an anticholinergic agent. However, for some individuals, the drugs are ineffective or the side effects so bothersome that the patient discontinues the medications. Common side effects include dry mouth, constipation and headache.
Biofeedback and Behavioral Modification. Bladder training and scheduled voiding techniques, often accompanied by the use of voiding diaries, are a non-invasive approach to managing OAB. Because these techniques rely on the diligence and compliance of the individual, these techniques are seldom effective. In addition, for OAB symptoms, these techniques may not affect the underlying cause of the condition.

Neuromodulation. Normal urinary control is dependent upon properly functioning neural pathways and coordination among the central and peripheral nervous systems, the nerve pathways, bladder and sphincter. Unwanted, uncoordinated or disrupted signals along these pathways can lead to overactive bladder symptoms. Therapy using neuromodulation incorporates electrical stimulation to target specific neural tissue and “jam” the pathways transmitting unwanted signals. To alter bladder function, the stimulation must be delivered to the sacral nerve plexus, the neural tissue affecting bladder activity. Neuromodulation for OAB is presently conducted through sacral nerve stimulation or percutaneous tibial nerve stimulation.
The sacral nerve stimulator uses a small device, a neurostimulator, to send mild electrical pulses to the sacral nerve. The sacral nerve is located in the lower back, just above the tailbone. The surgically implanted neurostimulator contains a battery and electronics to create the electrical pulses and is connected to a neurostimulation lead (an insulated wire) containing electrodes through which stimulation is delivered to the nerve. The device is most frequently placed under the skin of the buttock, with the lead under the skin near the spine.
Alternatively, percutaneous tibial nerve stimulation (PTNS) delivers stimulation to the sacral nerve plexus by temporarily applying electrical pulses to the tibial nerve. The tibial nerve is an easily accessed nerve in the lower leg. Neuromodulation using PTNS has a similar therapeutic effect as the implantable sacral nerve stimulator, but requires no surgery. PTNS is minimally invasive, has a low risk of complication and is typically performed in a physician’s office.
Uroplasty Solutions for Overactive Bladder
Urgent® PC Neuromodulation System
In April 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix, Inc., an Andover, Minnesota medical device company, to license the exclusive rights to manufacture and market the Urgent PC device for the U.S., Canada and all countries recognizing the CE mark. The Urgent PC is a minimally invasive nerve stimulation device designed for office-based treatment of urge incontinence, urinary urgency and urinary frequency – symptoms of an overactive bladder. Using percutaneous tibial nerve stimulation near the ankle, the product delivers an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function.
We believe that the Urgent PC system is the only non-surgical neuromodulation device in the U.S. market for treatment of overactive bladder symptoms. Components of the Urgent PC system include a hair-width needle electrode, a lead set and an external, handheld, battery-powered stimulator. For each 30-minute office-based therapeutic session, the physician temporarily inserts the needle electrode in the patient’s lower leg and connects the electrode to the stimulator. Typically, a patient undergoes 12 treatment sessions at one-week intervals, with followup treatments as required to maintain symptom reduction.
CystoMedix obtained approval to affix the CE mark on the Urgent PC device and began marketing it in Europe during 2003. The Urgent PC is also cleared for sale in the United States. Under our agreement with CystoMedix, we are responsible for regulatory applications and compliance within all markets outlined in the agreement. We plan to seek our own CE mark approval. Although the Urgent PC currently has U.S. pre-market clearance, in August 2005 we submitted to the FDA our own 510(k) application for the version of the device we intend to sell. In October 2005, our version of the Urgent PC device received premarket clearance from the FDA for sale within the United States.
Our agreement with CystoMedix is for five years, with no right to renew it. In connection with the agreement, we purchased 75% of CystoMedix’s inventory of component parts and subassemblies for $25,000. We paid an initial royalty payment of $225,000 in May 2005 and are paying an additional aggregate of $250,000 in royalties in monthly installments through May 2006. During the agreement’s term, we also will pay CystoMedix further royalties of 7% of our net product revenues from the sale of licensed products, offset by payments made against the above $250,000 amount. We have agreed to sell licensed products we manufacture back to CystoMedix, on a non-exclusive basis, on terms and for such price as we may mutually negotiate for CystoMedix’s own sales outside of the territories exclusively licensed to us.
Between January 2006 and June 2008, we may elect to purchase all of CystoMedix’s assets. The option price is $3,485,000, reduced by up to $50,000 of liabilities assumed by us. However, the $3,485,000 amount used to compute the option price will increase at a rate of 10% per year after April 2007. The option price is payable in shares of our common stock valued at the average of the closing bid price of our shares for the 20 trading days prior to our exercise of the option. If we exercise our option, we will also assume up to $1.4 million of bridge loan advances made to CystoMedix by its Chairman. We would repay up to $1.1 million of the bridge loan advances at closing and would issue our common stock for the balance of the bridge loan based on the above option price. We also have certain rights of first refusal to acquire CystoMedix’s assets in the event CystoMedix receives a third party offer in advance of any exercise of our option.
The Problem of Fecal Incontinence
Fecal incontinence is an extremely disabling and embarrassing condition. Its prevalence is 2-6% of the adult population, with women suffering from fecal incontinence up to four times more often than men. Approximately 25% of women with stress urinary incontinence are also diagnosed with fecal incontinence.
Fecal continence relies on an intact and functioning anal sphincter. The internal anal sphincter (IAS) provides most of the resting anal pressure and is the main muscle responsible for the prevention of anal leakage. Degeneration or disruption of the IAS characteristically leads to fecal incontinence or soiling. Degeneration can result from childbirth, surgical trauma or accident.
Treatment of Fecal Incontinence
The internal sphincter cannot be surgically repaired, as it is extremely thin (approximately 2-3 mm) and, as a circular muscle, is under tension. Antidiarrheal drugs and diet modification help some patients, but this is not a satisfactory, long-term solution for most patients.
Uroplasty Solutions for Fecal Incontinence
We have, and are developing additional, minimally invasive products to address fecal incontinence. Our PTQ Implants offer a minimally invasive treatment for patients with fecal incontinence. They are soft-textured, permanent implants. For treatment of fecal incontinence, PTQ Implants are implanted circumferentially into the submucosa of the anal canal. Injection creates a “bulking” and supportive effect similar to that of Macroplastique injection for the treatment of stress urinary incontinence. The product is CE marked and currently sold outside the United States in various international markets.
Other Uroplasty Products
In addition to urological applications, we market our proprietary tissue bulking material outside the United States for reconstructive and cosmetic plastic surgery under the trade name Bioplastique Implants and for otolaryngology vocal cord rehabilitation applications under the trade name VOX Implants.
In The Netherlands and United Kingdom only, we distribute certain wound care products in accordance with a distributor agreement. Under the terms of the distributor agreement, we are not obligated to purchase any minimum level of wound care products.
Marketing, Distribution and Sales
The majority of our products are sold primarily outside the United States. We received 510(K) premarket clearance from the FDA in August 2005 for the I-STOP™ Mid-Urethral Sling, a biocompatible, tension-free sling used to treat female urinary incontinence. We received regulatory approvals for sale of our Urgent® PC Neuromodulation System, the only minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency, in the United States and Canada in October 2005 and in Europe in November 2005. Subsequently, we have launched this product for sale in those markets. We have established a direct sales force in the United States to commercialize these products and anticipate increasing our sales and marketing organization.
Outside of the United States, in addition to our Urgent® PC Neuromodulation system, we market and sell Macroplastique and related ancillary products, and the I-Stop sling. We have a direct sales force in the United Kingdom. International sales managers in The Netherlands manage and train a network of distributors selling our Macroplastique and related products in approximately 40 countries, including Canada, Australia, countries within Europe and Latin America, and the I-Stop sling in the United Kingdom. Each of our distributors has a territory-specific distribution agreement, including requirements indicating they may not sell injectable products that compete directly with Macroplastique. Collectively, our distributors accounted for approximately 70% and 66% of total net sales for fiscal 2005 and 2004, respectively.
We use clinical studies and scientific community awareness programs to demonstrate the safety and efficacy of our products. This data is important to obtain regulatory approval and to support our sales staff and distributors in securing product reimbursement in their territories. Publications of clinical data in peer-reviewed journals add to the scientific community awareness of our products, including patient indications, treatment technique and expected outcomes. Our clinical research department provides a range of activities designed to support surgeons in their clinical evaluation study design, abstract preparation, manuscript creation and/or review and submission. This team works closely with our sales and marketing and regulatory departments in the area of technical support, submissions, literature review, and analysis and synopsis of technical presentations and publications.
Researchers have designed clinical trials to provide outcome evidence on new products recently developed by us. These include randomized controlled clinical trials on our PTQ Implants and on the Macroplastique Sling Support Kit (MIS-SK). Evidence-based clinical research broadens the surgeons’ acceptance by providing detailed information related to product safety and efficacy when applied to patient selection and comparative surgical and non-surgical treatment regimens, and publication of the clinical outcome, will provide physicians, patients and reimbursement systems with the evidence they require to make informed decisions.
Manufacturing and Suppliers
We manufacture our tissue bulking products at our own facilities. Components are manufactured in the United States, and finished products are manufactured in The Netherlands. Our facilities utilize dedicated heating, ventilation and high efficiency particulate air (HEPA) filtration systems to provide a controlled working environment. Trained production technicians perform all critical manufacturing processes in a cleanroom environment according to established written procedures. An outside vendor sterilizes our products using validated methods and returns the products to us for final inspection and testing.
Our manufacturing facilities and systems are periodically audited to ensure compliance with ISO 13485 (medical device quality management systems), and applicable European and Canadian medical device requirements. Our facilities and systems were last audited by AMTAC Certification Services in January 2005. No major deficiencies were noted, and we were found to be in compliance with all standards and requirements audited. Prior to marketing our products in the United States, we will also be inspected by the FDA for compliance with U.S. Quality System Regulations and will be subject to additional state, local, and federal government regulations applicable to the manufacture of our products.
CL Medical in Lyon, France manufactures the I-Stop sling. Pursuant to our new distribution agreement with CL Medical, we are the exclusive distributor of the I-Stop sling in the United States. Among other things, we are required to purchase a minimum number of I-Stop product sets from CL Medical. We have specified minimum purchase requirements of $355,000 of units in the first 12-month period following January 1, 2006, increasing to approximately $2.6 million of units over a five-year period, subject to periodic adjustment based on the value of the euro. CL Medical has agreed to supply us the I-Stop sling with the product’s entire requirements, sterilized, packaged, labeled and ready for sale, all manufactured in accordance with FDA laws and regulations. The agreement has an initial term of six years, with successive five-year renewal terms at our option.
Under our manufacturing and distribution agreement with CystoMedix, Inc., we will be responsible for establishing our own manufacturing facility or for subcontracting the manufacture of the Urgent PC device. We currently expect to subcontract the manufacture of major subassemblies for the product.
We purchase medical grade materials for use in our finished products from single source suppliers. Our quality department has qualified these suppliers. Although we believe our sources of supply could be replaced if necessary without due disruption, it is possible that the process of qualifying suppliers for certain raw materials could cause an interruption in our ability to manufacture our products, which could have a negative impact on sales. In fact, one of the suppliers of a component material of our Macroplastique product recently ceased production of this material. We have located an alternative supplier.

Competition
The market for voiding dysfunction products is intensely competitive. We face competition from existing manufacturers of management and curative treatments, competing manufacturers of commercially available bulking agents, sling products and neurostimulation devices, drug companies and firms developing new or improved treatment methods. We believe the principal competitive factors among treatment methods include physician and patient acceptance of the method in managing or curing incontinence, cost and availability of third-party reimbursement, marketing and sales capability and the existence of meaningful patent protection. Our ability to compete in this market will also depend on the consistency of our product quality as well as delivery and product pricing. Other factors within and outside our control include our product development and innovation capabilities, clinical study results, ability to obtain required regulatory approvals, ability to protect our proprietary technology, manufacturing and marketing capabilities and ability to attract and retain skilled employees.
Soft-tissue injectable bulking agents competing directly with Macroplastique both outside and in the United States include Contigen® and Tegress®, both FDA-approved bulking agents manufactured by C.R. Bard, Inc.; Zuidex® and Deflux® (Deflex FDA approved for VUR use only) manufactured by Q-Med AB; Durasphere® (FDA-approved for female SUI) manufactured by Carbon Medical Technologies; and Coaptite® (not FDA approved) manufactured by BioForm, Inc. In contrast to the products currently approved for sale both inside and outside this country, Macroplastique, marketed outside the United States since 1991, is a synthetic material that will not degrade, become resorbed or migrate, and does not require the patient to have a skin test prior to the procedure. The silicone-elastomer material has been studied for over 50 years in medical use for such urological applications as penile implants, stents and catheters. Our patented Macroplastique Implantation System offers a unique, non-endoscopic, minimally invasive outpatient procedure that can be performed in the physician’s office.
Sling procedures have become the preferred method for treating urethral hypermobility. The tension-free sling market is dominated by Gynecare’s TVT Tension-free Support device. Other companies competing in this market include American Medical Systems, C.R. Bard, Boston Scientific and Mentor Corporation. We believe the I-Stop sling offers benefits of multiple surgical approaches for the physician and a design to resist stretching, deformity (i.e., preventing the “cord effect”) and fragmentation.
The Urgent PC neurostimulation device is an alternative to the more invasive Medtronic InterStim® device. The Medtronic unit, which stimulates the sacral nerve, requires surgical implantation in the upper buttocks or abdomen. In contrast, the Urgent PC device allows minimally invasive stimulation of the sacral nerve plexus in an office-based setting without surgical intervention. Neotonus markets a non-surgical device to deliver extracorporeal magnetic neuromodulation. In addition, Boston Scientific’s Bion® Microstimulator, a device implanted with a needle-like instrument to stimulate the pudendal nerve, is CE mark approved for the treatment of urinary urge incontinence.
Many medications treat urge incontinence, some by preventing unwanted bladder contractions, others by tightening the bladder or urethra muscles and some by relaxing bladder muscles. Sometimes, these drugs have unwanted side effects such as dry mouth, vision problems or urine buildup. Among these medications are Detrol® (Pfizer Inc.), Ditropan® (Alza Corporation) and Flomax® (Abbott Laboratories).
Many of our competitors and potential competitors have significantly greater financial, manufacturing, marketing and distribution resources and experience than us. In addition, many of our competitors offer broader product lines within the urology market, which may give these competitors the ability to negotiate exclusive, long-term supply contracts and to offer comprehensive pricing for their products. It is possible other large health care and consumer products companies may enter this industry in the future. Furthermore, smaller companies, academic institutions, governmental agencies and other public and private research organizations will continue to conduct research, seek patent protection and establish arrangements for commercializing products. These products may compete directly with any products that we may offer in the future.
Government Regulation
The testing, manufacturing, promotion, marketing and distribution of our products in the United States, Europe and other parts of the world are subject to regulation by numerous governmental authorities, including the U.S. Food and Drug Administration, or FDA, the European Union and other analogous agencies.

United States
Our products are regulated in the Unites States as medical devices by the FDA under the Food, Drug and Cosmetic Act, or FDC Act. Noncompliance with applicable requirements can result in, among other things:
•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, or total or partial suspension of production;

•	denial of requests for 510(k) clearance or pre-market approval of new products;

•	withdrawal of existing approvals; and

•	criminal prosecution.
Depending on the degree of risk posed by the medical device and the extent of controls needed to ensure safety and effectiveness, there are two pathways for FDA marketing clearance of medical devices. For devices deemed by FDA to pose relatively less risk (Class I or Class II devices), manufacturers, in most instances, must submit a pre-market notification requesting permission for commercial distribution; known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risk (Class III devices), such as life-sustaining, life-supporting or implantable devices, or a device deemed not to be substantially equivalent to a previously cleared 510(k) device, require the submission of a pre-market approval application. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.
510(k) Clearance. To obtain 510(k) clearance, the pre-market notification must demonstrate that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k) cleared device or a device that was commercially distributed before May 28, 1976 and for which FDA has not yet called for submission of a pre-market approval application. The FDA attempts to respond to a 510(k) pre-market notification within 90 days of submission of the notification, but the response may be a request for additional information, sometimes including clinical data. As a practical matter, 510(k) clearance can take significantly longer than 90 days, including up to one year or more.
After a device receives 510(k) clearance for a specific intended use, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that would constitute a major change to the intended use of the device will require a new 510(k) pre-market notification submission or could require pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s determination that a new clearance or approval is not required for a particular modification, the FDA can require the manufacturer to cease marketing or recall the modified device until 510(k) clearance or pre-market approval is obtained. Also, in these circumstances, a company may be subject to significant regulatory fines or penalties.
Pre-market Approval. A pre-market approval (PMA) application must be submitted if the device cannot be cleared through the 510(k) process. The PMA process is much more demanding than the 510(k) notification process. A PMA applicant must provide extensive preclinical and clinical trial data as well as information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA process, applicants must file an Investigational Device Exemption, or IDE, application prior to commencing human clinical trials. If the IDE application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a maximum number of patients. The results of clinical testing may not be sufficient to obtain approval of the product.
After the FDA determines that a PMA submission is complete, the FDA accepts the submission and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted PMA submission, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information, testing or clarification of information already provided. Also during this review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct clinical inspections at investigational sites and a pre-approval inspection of the manufacturing facility to ensure compliance with the U.S. Quality System Regulations. New PMA submissions or supplemental PMA submissions are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the PMA process. Pre-market approval supplements often require submission of the same type of information as a PMA submission, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA submission, and may not require as extensive clinical data or the convening of an advisory panel.
Continuing FDA Regulation. After a device is placed on the market, numerous regulatory requirements apply. These include:
•	Quality System Regulations, which require manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serous injury if it were to recur; and

•	notices of correction or removal, and recall regulations.
FDA Approval Status of Our Products. The FDA has determined that urethral bulking agents, such as Macroplastique, are Class III devices and require FDA clearance of a pre-market approval submission. In 1999, the FDA approved our IDE application with respect to Macroplastique for the treatment of stress urinary incontinence. In 2000, we commenced a human clinical trial at multiple sites. We have concluded the 12-month patient follow up visits for this study, recently submitted a PMA submission with respect to Macroplastique and will be submitting final 24-month follow up visits on Macroplastique patients. In July 2005, the FDA recommended we conduct further testing, which we expect will delay possible approval of Macroplastique until late fiscal 2007.
In August 2005, the I-Stop product received premarket clearance for sale within the United States.
The Urgent PC device previously received 510(k) clearance for U.S. marketing by the FDA. However, we submitted our own 510(k) pre-market application in August 2005 for the version of the product that we intend to sell in the United States. In October 2005, our version of the Urgent PC device received premarket clearance for sale within the United States.
FDA Oversight of Manufacturing Operations. The FDC Act requires that medical devices be manufactured in accordance with the FDA’s current Quality System Regulations, which require, among other things, that we:
•	regulate our design and manufacturing processes and control them by the use of written procedures;

•	investigate any deficiencies in our manufacturing process or in the products we produce;

•	keep detailed records and maintain a corrective and preventative action plan; and

•	allow the FDA to inspect our manufacturing facilities on a periodic basis to monitor our compliance with Quality System Regulations.
Although our manufacturing facilities and processes have been inspected and certified in compliance with ISO 13485, applicable European medical device directives, and Canadian Medical Device Requirements, they have not been inspected by the FDA for compliance with Quality System Regulations. We cannot assure you that our facilities and processes will be found to comply with Quality System Regulations and there is a risk that approval will, therefore, be delayed by the FDA until such compliance is achieved.

European Union and Other Regions
The European Union has adopted rules that require that medical products receive the right to affix the CE mark, which stands for Conformité Européenne. The CE mark demonstrates adherence to quality assurance standards and compliance with relevant European medical device directives. Products that bear the CE mark can be imported to, sold or distributed within, the European Union.
We received CE marking approval for Macroplastique in 1996 for the treatment of male and female stress urinary incontinence and vesicoureteral reflux; for VOX in 2000 for vocal cord rehabilitation applications; for PTQ in 2002 for the treatment of fecal incontinence; and for Bioplastique in 1996 for dermal augmentation applications. Our manufacturing facilities and processes have been inspected and certified by AMTAC Certification Services, a recognized Notified Body, testing and certification firm based in the United Kingdom. The I-Stop sling received CE marking approval in July 2002. CystoMedix, the company that granted us rights to manufacture and distribute the Urgent PC nerve stimulation device, also obtained its own CE mark. Our version of the Urgent PC device received CE marking approval in November 2005.
We currently sell our products in about 40 foreign countries, including those within the European Union. Requirements pertaining to medical devices vary widely from country to country, ranging from no health regulations to detailed submissions such as those required by the FDA. We have obtained regulatory approval where required for us to sell our products in the country. We believe the extent and complexity of regulations for medical devices such as those produced by us are increasing worldwide. We anticipate that this trend will continue and that the cost and time required to obtain approval to market in any given country will increase.
Third-Party Reimbursement
In the United States as well as in foreign countries, sales of our products will depend in part on the availability of reimbursement from third-party payors. Outside of the United States, government managed health care systems and private insurance control reimbursement for devices and procedures. Reimbursement systems in international markets vary significantly by country. In the European Union, reimbursement decision-making is neither regulated nor integrated at the European Union level. Each country has its own system, often closely protected by its corresponding national government. Reimbursement for Macroplastique has been successful in multiple international markets where hospitals and physicians have been able to get budgets approved by fund-holder trusts or global hospital budgets.
In the United States, third-party payors consist of government programs, such as Medicare, private health insurance plans, managed care organizations and other similar programs. For any product, three factors are critical to reimbursement:
•	coding, which ensures uniform descriptions of procedures, diagnoses and medical products;

•	coverage, which is the payor’s policy describing the clinical circumstances under which it will pay for a given treatment; and

•	payment amount.
We believe that coding, coverage and payment issues for tension-free sling products have been addressed by numerous competitors. However, we will need to determine if reimbursement for the I-Stop product will require any modifications of coding, coverage or payment policies. It appears that appropriate codes are available to describe endoscopic use of Macroplastique to treat female SUI, but coding will need to be confirmed. We expect that, upon FDA approval to market Macroplastique, we will need to foster coverage policies and payer acceptance to support the U.S. launch. As a relatively new therapy, PTNS using the Urgent PC is not adequately described by existing codes. We will need to provide customer reimbursement support during our launch and early growth, seek coverage policies, secure market acceptance and support advocacy to secure new coding for this procedure. There is no uniform policy for reimbursement throughout the United States and no guarantee Macroplastique, the I-Stop sling or the Urgent PC device will be reimbursed at the levels expected by us, if at all.

Patents, Trademarks and Licenses
Our success depends in part on our ability to obtain and maintain patent protection for our products, preserve our trade secrets and operate without infringing the proprietary rights of third parties. We seek to protect our technology by filing patent applications for patentable technologies we consider important to the development of our business based on an analysis of the cost of obtaining a patent, the likely scope of protection and the relative benefits of patent protection compared to trade secret protection, among other considerations.
We hold multiple patents covering our Macroplastique materials, processes and applications. As of the date of this prospectus, we have four issued patents in the United States and 19 granted patents in the United Kingdom, Japan, Germany, France, Spain, Italy, Portugal, The Netherlands and Canada. Our patents will expire in the United States at various times between 2011 and 2016 and in other countries between 2009 and 2017. There can be no assurance any of our issued patents are of sufficient scope or strength to provide meaningful protection of our products. In addition, there can be no assurance any current or future U.S. and foreign patents of ours will not be challenged, narrowed, invalidated or circumvented by competitors or others, or that our patents will provide us with any competitive advantage. Any legal proceedings to maintain, defend or enforce our patent rights could be lengthy and costly, with no guarantee of success. CystoMedix and CL Medical also have certain patent rights which they licensed to us as part of their respective manufacturing and distribution agreements.
In 1992, we agreed to settle alleged patent infringement claims by Collagen Corporation (now Inamed Corporation). Under the settlement agreement, we pay Collagen a royalty of 5% of net sales in the U.S. of Macroplastique products with a minimum of $50,000 per year. The agreement is through May 1, 2006.
Although we intend to apply for additional patents and vigorously defend issued patents, management believes our business success will depend primarily upon our development and marketing skills, and the quality and economic value of our products rather than on our ability to obtain and defend patents.
We also seek to protect our trade secrets by requiring employees, consultants, and other parties to sign confidentiality agreements and noncompetition agreements, and by limiting access by outside parties to confidential information. There can be no assurance, however, these measures will prevent the unauthorized disclosure or use of this information or that others will not be able to independently develop this information.
We have registered Macroplastique and Bioplastique as trademarks with the U.S. Patent and Trademark Office. Our non-registered trademarks include VOX and PTQ, for which trademark registration applications are pending in the U.S. Patent and Trademark Office. CystoMedix has U.S. registration of the Urgent PC trademark and has licensed the mark to us as part of our exclusive manufacturing and distribution agreement. In addition, CL Medical has licensed its non-registered trademark for the I-Stop sling to us as part of our agreement with it.
We have a royalty agreement with three individuals, two of whom are former officers and directors. Under this royalty agreement, we pay aggregate royalties of three to five percent of net sales of Macroplastique and Bioplastique, subject to a monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010.
In October 1998, we received an absolute assignment from a British surgeon of a patent relating to the Macroplastique Implantation System in return for a royalty of £10 for each unit sold during the life of the patent. We began commercialization of the product outside the United States in March 2000.
Research and Development
We have a research and development program to develop new incontinence products. We are also continually evaluating potential improvements as well as new methods and devices for the implantation of Macroplastique and on new applications for this material. Research and development expenses also include the costs of clinical studies and regulatory compliance. Our expenditures for research and development totaled $2.3 and $1.8 million for fiscal 2005 and 2004, respectively. None of these costs were borne directly by customers.

Product Liability
The medical device industry is subject to substantial litigation. As a manufacturer of a long-term implantable device, we face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry $2 million of worldwide product liability insurance, plus another policy specific to the United Kingdom only. There can be no assurance, however, our existing insurance coverage limits are adequate to protect us from any liabilities we might incur. There can be no assurance that liability claims will not exceed coverage limits. Product liability insurance is expensive and in the future may not be available to us on acceptable terms, if at all. Furthermore, we do not expect to be able to obtain insurance covering our costs and losses as a result of any product recall. A successful claim in excess of our insurance coverage could materially deplete our assets. Moreover, any claim against us could generate negative publicity, which could decrease the demand for our products and our ability to generate revenues.
Compliance with Environmental Laws
Compliance by us with applicable environmental requirements during fiscal years 2005 and 2004 has not had a material effect upon our capital expenditures, earnings or competitive position.
Dependence on Major Customers
During fiscal 2005, two customers accounted for approximately 15% and 11% of our net sales. During fiscal 2004, the same two customers accounted for approximately 13% and 11% of our net sales.
Employees
As of March 17, 2006, we had 54 employees, of which 46 were full-time and 8 were part-time. No employee has a collective bargaining agreement with us. We believe we maintain good relations with our employees.
Properties
Effective May 1, 2006, we will move our corporate headquarters to a 18,258 square foot facility located in Minnetonka, Minnesota. The Minnetonka property is subject to a lease that extends for a term of 96 months. We own 9,774 square feet of office and warehouse space in Geleen, The Netherlands. In addition, we lease 13,705 square feet of office, warehouse, laboratory and production space through February 2006 in Minneapolis, Minnesota, which currently serves as our corporate office. We will extend the lease at our current Minneapolis facility for a short period to allow for orderly relocation to our new corporate headquarters. We further lease 5,230 square feet of office and warehouse space through September 2011 (subject to our right to terminate early starting in 2006) in Reading, United Kingdom and 2,330 square feet of office, warehouse, laboratory and manufacturing space through June 2007 in Eindhoven, The Netherlands.
Legal Proceedings
On July 15, 2005, our former Vice President of Research and Development and Managing Director of our United Kingdom subsidiary, filed a petition in Dutch Court (Roermond). The petition requests the Dutch court to terminate his employment agreement with us and made a claim for €528,058 (or approximately $636,000) in severance compensation as well as other damages. We opposed the petition and sought to pay no more than approximately $100,000 in total severance compensation under the employment agreement. In August 2005, the Dutch Court granted a total award to the former employee of €177,000 (or approximately $219,000). We recorded the liability and related expense in the second quarter of fiscal 2006.

MANAGEMENT
The following table sets forth the name, age and position of each of our executive officers and directors:

Name	Age	Position
Daniel G. Holman	59	Chairman, Interim President and Chief Executive Officer

Sam B. Humphries	63	Director

Joel R. Pitlor	66	Director

R. Patrick Maxwell	60	Director

Thomas E. Jamison	46	Director

Mahedi A. Jiwani	57	Vice President, Chief Financial Officer and Treasurer

Susan Hartjes Holman	51	Chief Operating Officer and Secretary

Larry Heinemann	52	Vice President Sales & Marketing

Arie J. Koole	41	Controller Managing Director Dutch subsidiaries

Marc M. Herregraven	40	Vice President of Manufacturing
Daniel G. Holman was appointed our interim President and Chief Executive Officer effective April 26, 2006. He has served as Chairman of our Board since February 1994. He served as our President and Chief Executive Officer From February 1994 to December 2004, and as our Chief Financial Officer from June 1996 to November 1999 and February 2001 to November 2005. He was Executive Vice President of Bioplasty, Inc. (our former parent) from 1973 to 1985, its President from 1985 to 1987, and Secretary from 1986 to March 1992. Mr. Holman was Chairman of the Board of Bioplasty, Inc. from March 1992, and President and CEO from February 1993 to December 2001. He served as Chairman of the Board and Chief Executive Officer of Bio-Vascular, Inc. from June 1988 to September 1991 and served as a director of Genetic Laboratories Wound Care, Inc. from February 1988 until July 1993, and as Vice President from February 1988 through November 1992. Mr. Holman holds a B.A. in Biology from St. Cloud State University.
Sam B. Humphries served as our President and Chief Executive Officer from January 2005 until his resignation on April 26, 2006. He has served as director since April 2003 and will continue to serve as a director of the Company, notwithstanding his resignation as President and Chief Executive Officer. He has more than 25 years of healthcare and medical device industry experience. Most recently, he was a founding partner of Ascent Medical Technology Fund L.P., a venture capital fund. Prior to that, Mr. Humphries was President and Chief Executive Officer of American Medical Systems, Inc., where he was an investor and part of a leveraged buy out group (spin-off) from Pfizer. Before joining AMS, Mr. Humphries was President and Chief Executive Officer of Optical Sensors, Inc., a medical start-up company he guided from start-up through its initial public offering. Prior to OSI, Mr. Humphries was with AMS during its formative years where he first served as Vice President of World Wide Sales and Marketing and then as President and Chief Executive Officer. Earlier, he served in several management positions with the Medical Systems Group of General Electric Company. Mr. Humphries has also served as a director of numerous private and public companies, including as director of Health Industry Manufacturers Association (HIMA, now AdvaMed), Inlet Medical, Inc., Universal Hospital Services, Inc. and the Ascent Medical Technology Fund.
Joel R. Pitlor became a director of our company in February 1994. He served as a director of Bioplasty, Inc. from January 1989 until May 1996. For over sixteen years, he has been the owner and manager of a management consulting firm. Mr. Pitlor is presently a director of Precision Optics Corporation, which is publicly held. Mr. Pitlor holds a B.S. from MIT and serves as personal advisor to several CEOs.
R. Patrick Maxwell became a director of our company in April 1994. Mr. Maxwell has over 30 years of experience as a turn around management specialist, an entrepreneur and executive in both the business and non-profit sectors. Mr. Maxwell is cofounder and a director of Telnet Services Limited of Auckland, New Zealand since September 1995, cofounder and Chief Financial Officer of Tele Resources, Inc. since October 1996 and Chief Financial Officer of Magnum Tire Corporation since March 2003. Mr. Maxwell has served on numerous boards of directors of both business and charitable organizations. He has a B.A. in philosophy from St. John’s University and a J.D. from Northwestern University School of Law.
Thomas E. Jamison became a director of our company in August 2000. Mr. Jamison is a shareholder of Fruth, Jamison & Elsass, P.A., a business litigation firm in Minneapolis, Minnesota. From 1996 to 1999, Mr. Jamison served as an investment banker in the Corporate Finance Department of R.J. Steichen & Company. From 1991 to 1996, Mr. Jamison practiced law at Fruth & Anthony, P.A. in Minneapolis. Mr. Jamison graduated magna cum laude from William Mitchell College of Law in 1991.
Mahedi A. Jiwani has served as our Vice President, Chief Financial Officer and Treasurer since November 2005. From 2003 to 2005, Mr. Jiwani served as Chief Financial Officer of M.A. Gedney Company, a Minnesota-based food products distributor. Between 1997 and 2003, he was employed by Telex Communications, Inc., most recently as Vice President of Finance. Mr. Jiwani holds an M.B.A. and a Master of Engineering from the University of Minnesota.
Susan Hartjes Holman has served as our Chief Operating Officer since November 2002 and as Secretary since September 1996. She served as our Vice President of Operations and Regulatory Affairs from November 1994 to October 2002. She joined Bioplasty, Inc. in September 1991 as Director of Operations and served as Vice President of Operations and Regulatory Affairs from April 1993 until May 1996. Ms. Holman was Director of Operations at Bio-Vascular, Inc. in St. Paul, Minnesota from November 1989 to September 1991. Prior to that time, she served at various other pharmaceutical and medical device companies in management positions in manufacturing, quality assurance, and research. Ms. Holman has B.A. degrees in Biology-Microbiology and Biomedical Science from St. Cloud State University, and has done graduate work in the biological sciences. Ms. Holman is a Senior Member and a Certified Quality Auditor of the American Society for Quality, has served several years on its Executive Committee and subcommittees, and is a member of the Regulatory Affairs Professionals Society and its Ethics Task Force, and the Henrici Society for Microbiologists. She has served on several national and international scientific and regulatory committees, and is a cofounder for the Biomedical Focus Conference and the Biomedical Consortium, Minneapolis, Minnesota.
Larry Heinemann joined us in September 1998 as Director of Sales for North and South America. In July 1999, Mr. Heinemann was promoted to Vice President of Sales and Marketing and in August 2001, he was appointed as Vice President of Marketing & Corporate Development. In August 2003, he was again appointed to his current position as our Vice President of Sales and Marketing. From January 1996 to September 1998, he was employed by the Bard Medical Division in the positions of Territory Manager and Sales Training. From May 1987 to January 1996, Mr. Heinemann was employed by the Bard Urological Division in various positions of Sales Consulting and Training Management. Prior to that time, Mr. Heinemann was employed by surgical device divisions of Squibb and Sterling Drug in various sales management positions. Mr. Heinemann holds a B.S. in marketing and personnel management from the School of Business of Eastern Illinois University. He is a member of the Society of Urological Nursing Association, and served on the Board as an Industry Liaison for the Upper Midwest Chapter.
Arie J. Koole joined Bioplasty B.V. in May 1993 as Financial Manager in The Netherlands. Since January 2000, he has been the Managing Director of our subsidiaries in The Netherlands. In June 1996, Mr. Koole was appointed as Director of Finance and in January 2000, Mr. Koole was appointed as our Controller. From 1987 to 1993, Mr. Koole was a financial auditor with the international accounting firm Deloitte & Touche in The Netherlands. Mr. Koole has a bachelors degree in Business Economics.
Marc M. Herregraven has served as our Vice President of Manufacturing since November 2002. He joined Bioplasty, Inc. in April 1992 as Plant Manager, and became Director of Manufacturing in 1994 and Director of Operations in 1999. Previously, he served with Advanced Bio-Surfaces, Inc., a Minnesota-based medical device developer, as Director of Manufacturing, and with Bio-Vascular, Inc., a Minnesota-based medical device manufacturer, in an engineering function. Mr. Herregraven has a B.S. in Mechanical Engineering and has been a member of the American Society for Quality since 1996.

Mr. Holman and Ms. Hartjes Holman became husband and wife in 1999.
Board Composition
Our board of directors currently consists of five directors and is divided into three classes. The members of each class serve for a three-year term. At each annual meeting of shareholders, a class of directors will be elected for a three-year term.
Corporate Governance
Compensation Committee
The members of our Compensation Committee are Messrs. Pitlor, Maxwell and Jamison. The function of the Compensation Committee is to set the compensation for officers, to set the terms of and grants of awards under our stock option plans and to act on other matters relating to compensation as the committee deems appropriate.
Audit Committee
The members of our Audit Committee are Messrs. Maxwell and Jamison. The Audit Committee assists the board by reviewing the integrity of our financial reporting processes and systems of internal controls, the qualifications, independence and performance of our independent registered public accounting firm and our compliance with certain legal and regulatory requirements. Our Audit Committee has the sole authority to retain, compensate, oversee and terminate our independent registered public accounting firm. The Audit Committee reviews our annual audited consolidated financial statements, quarterly consolidated financial statements and filings with the SEC. The Audit Committee reviews reports on various matters, including our critical accounting policies, significant changes in our selection or application of accounting principles and our internal control processes. The Audit Committee also pre-approves all audit and non-audit services performed by our independent registered public accounting firm.
Our board of directors has determined that both members of the Audit Committee are “independent” directors under SEC rules and has determined that Mr. Maxwell qualifies as an “audit committee financial expert” under the rules of the SEC.
Board Nominations
We have no standing nominating committee or specific policies or procedures for nomination of board candidates. If the board determines to seek additional candidates in the future, it may create a nominating committee. The board expects that it, or any nominating committee, would identify and qualify new candidates for directors based primarily on the following criteria:
•	judgment, character, expertise, skills and knowledge useful to the oversight of our business;

•	diversity of viewpoints, backgrounds, experiences and other demographics;

•	business or other relevant experience; and

•	the extent to which the interplay of the candidate’s expertise, skills, knowledge and experience with that of other directors will build a board of directors that is effective, collegial and responsive to our needs.
If the board considers additional director candidates in the future, the board intends to consider the entirety of each candidate’s credentials and does not have any specific minimum qualifications that must be met in order for a candidate to be recommended as a nominee. However, the board does believe that all its members should have (i) the highest character and integrity, (ii) sound business judgment and an inquiring mind as well as expertise that adds to the composition of the board of directors, (iii) professional experience, education and interest in, and capacity for understanding the complexities of, our operations, (iv) a reputation for working constructively with others, (v) sufficient time to devote to board of directors’ matters and (vi) no conflict of interest that would interfere with performance as a director.

Code of Ethics
We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Controller and other finance organization employees. The Code of Ethics is publicly available as an exhibit to our Annual Report on Form 10-KSB for the year ended March 31, 2004.
Executive Compensation
The following table sets forth, in summary form, the compensation earned in fiscal years 2005, 2004 and 2003 by our current and former Chief Executive Officer and each of the other four most highly compensated executive officers (whom we refer to collectively as the “named executive officers”).
Summary Compensation Table

				Long Term
		Annual Compensation		Compensation Awards
	Fiscal			Securities Underlying
Name and Principal Position	Year	Salary ($)	Bonus ($)	Options (#)
Sam B. Humphries(1)	2005	50,558	29,875	400,000
Former President and CEO

Daniel G. Holman(2)	2005	224,019	—	100,000
Chairman, Interim President and	2004	212,192	—	—
CEO, and former CFO	2003	201,183	—	50,000

Susan Hartjes Holman	2005	153,692	—	75,000
COO	2004	145,754	—	—
	2003	136,754	—	40,000

Arie J. Koole	2005	137,219	—	50,000
Controller	2004	120,546	—	—
Managing Director Dutch subsidiaries	2003	87,441	—	40,000

Christopher Harris(3)	2005	131,921	—	50,000
Former VP Research & Development	2004	108,374	—	—
Managing Director UK subsidiary	2003	87,370	—	40,000

Larry Heinemann	2005	106,346	17,960	75,000
VP Sales & Marketing	2004	91,692	15,500	—
	2003	88,050	1,400	40,000

(1)	Mr. Humphries served as our President and Chief Executive Officer from January 1, 2005 through April 26, 2006. Mr. Humphries did not receive any severance pay in connection with his resignation as President and Chief Executive Officer.

(2)	Mr. Holman resigned as our President and Chief Executive Officer effective January 1, 2005 and as our Chief Financial Officer effective November 2005. Effective April 26, 2006, Mr. Holman, who serves as the Chairman of our Board of Directors, was appointed to serve as our Interim President and Chief Executive Officer.

(3)	The services of Mr. Harris were terminated after the end of fiscal 2005.
In November 2005, Mahedi A. Jiwani joined us as our Vice President, Chief Financial Officer and Treasurer at an annual salary of $175,000.

Option Grants in Fiscal 2005
The following table sets forth information concerning option grants granted to each of the named executive officers during fiscal year 2005. The outstanding options listed below may be exercised only upon the vesting of the options. Mr. Humphries’ options vest in one-quarter installments over a three-year period beginning in January 2005. Mr. Holman’s options vested 50% in January 2005 and will vest 25% in each of January 2006 and 2007. The options granted to each of the other named executive officers vest 50% on each of December 21, 2005 and 2006.
Option Grants in Fiscal 2005

	Individual Grants
	Number of	Percentage of
	Securities	Total Options
	Underlying	Granted to
	Options	Employees in	Exercise Price	Expiration
Name	Granted	Fiscal 2005	($/Unit)	Date
Sam B. Humphries	400,000	44.57%	$5.19	01/01/2015
Daniel G. Holman	100,000	11.14%	$5.19	01/01/2015
Susan Hartjes Holman	75,000	8.36%	$5.30	12/21/2009
Arie J. Koole	50,000	5.57%	$5.30	12/21/2009
Christopher Harris	50,000	5.57%	$5.30	12/21/2009
Larry Heinemann	75,000	8.36%	$5.30	12/21/2009
Option Exercises in Fiscal 2005 and Fiscal Year-End Option Values
None of our named executive officers exercised stock options during fiscal 2005. The following table sets forth the number of shares of common stock subject to options and the value of those options held by each of the named executive officers as of March 31, 2005. The table assumes a per share price of $3.95, which was the closing bid price on March 31, 2005.

			Number of Securities Underlying		Value of Unexercised
			Unexercised		In-the-Money
			Options at Fiscal Year End (#)		Options at Fiscal Year End ($)
	Shares	Value
	Acquired	Realized
Name	on Exercise	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Sam B. Humphries	—	—	168,000	312,000	$88,100	$20,400

Daniel G. Holman	—	—	110,000	70,000	$132,000	$57,000

Susan Hartjes Holman	—	—	71,500	53,500	$83,900	$45,600

Arie J. Koole	—	—	55,666	41,000	$78,732	$45,600

Christopher Harris	—	—	55,666	41,000	$78,732	$45,600

Larry Heinemann	—	—	68,166	53,500	$78,732	$45,600

Employment Agreements
Effective January 1, 2005, we entered into an employment and consulting agreement with Daniel G. Holman. Mr. Holman will serve as Chairman of our Board during the first year of the agreement and as a part-time consultant with the continuing title of Chairman during the second year of the agreement. He also served as our Chief Financial Officer. Mr. Holman’s agreement provides Mr. Holman with a base salary of $239,000 per year during the first year of the agreement, and a consulting fee of $100,000 per year during the second year of the agreement. We also granted him options to purchase 100,000 shares of our common stock at an exercise price equal to $5.19 per share. The options vested 50% on the effective date of his agreement and will vest 25% on each of the first and second anniversaries of the agreement. The options will fully vest upon a change in control of our company. On February 2, 2006, the Board approved a plan, accelerating the vesting of these options, effective February 2, 2006. On March 27, 2006, we amended Mr. Holman’s employment agreement to allow him to pay the minimum statutory withholding taxes upon the exercise of his options by canceling then-exercisable options in an amount equal to such withholding taxes.
The employment and consulting agreement with Mr. Holman provides that upon termination of the agreement by us for “good cause” (as defined in the agreement), we will pay him only his base salary or consulting fees accrued but unpaid through the date of termination. If the agreement is terminated (i) without good cause by us, (ii) voluntarily by Mr. Holman as a result of us imposing material and adverse changes to his principal duties without his consent or (iii) voluntarily by Mr. Holman after we move our principal executive office more than 100 miles from its current location without his consent, then we must pay Mr. Holman any base salary or consulting fees accrued but unpaid through the date of termination, plus an amount equal to the sum of his annual base salary and consulting fees payable during the balance of the term of this agreement as if the agreement had not been terminated. This agreement also contains non-competition and non-solicitation provisions, which apply during the term of the agreement and one year thereafter.
On April 26, 2006, we amended Mr. Holman’s employment and consulting agreement, under the terms of which he agreed to serve as our interim President and Chief Executive Officer. Mr. Holman is entitled to receive a special consulting fee in the amount of $8,333.33 per month for his services as interim President and Chief Executive Officer. He is also entitled to receive a cash bonus in the amount of $50,000 on the date that the Company’s stockholders’ equity reaches at least $4,000,000 in excess of our stockholders’ equity on March 31, 2006; provided that he is serving as interim President and Chief Executive Officer on that date. The agreement also modifies the scope of the noncompetition arrangements in his Employment and Consulting Agreement. All other terms and conditions of his employment and consulting agreement remain unchanged.
Effective November 14, 2005, we entered into an employment agreement with Mr. Jiwani that provides for an initial base salary of $175,000. He is also entitled to receive annual bonuses based on achievement of financial and business milestones to be agreed upon. We have granted him ten-year options to purchase 100,000 shares of our common stock at an exercise price equal to the closing price of our stock on the American Stock Exchange on the start date of his employment. These options are not under any of our option plans and will not be treated as incentive options under the Internal Revenue Code of 1986. His stock options will vest 25% on his start date and on each of the first, second and third anniversaries of his employment. Nevertheless, he must be employed with us for at least one year in order to exercise any of his options. His options will also vest if we terminate his employment without good cause (including upon non-renewal of his employment annually) and upon particular changes in control of us. Notwithstanding the terms of his employment agreement, on February 2, 2006, the Board approved a plan, accelerating the vesting of these options, effective February 2, 2006. He may exercise vested options by paying cash or on a net cashless basis. We have agreed to include the shares underlying Mr. Jiwani’s options on an S-8 registration statement with the SEC.
We have agreed to pay severance compensation at varying levels to Mr. Jiwani in the event of termination of his employment, including if we do not annually renew his employment agreement. He has agreed to a one-year non-competition agreement with us after any termination of employment.
We also have employment agreements with each of Susan Hartjes Holman and Larry Heinemann. The employment agreement of each executive specifies a base salary subject to annual adjustment by mutual agreement of the employee and us, and a severance payment to the employee upon employment termination without cause as defined. Any severance amounts payable under the agreement are limited to the employee’s base salary for not less than four months and not longer than twelve months after employment termination, depending on the employee’s years of service. Contemporaneously with the execution of their employment agreements, each of these executives executed an Employee Confidentiality, Inventions, Non-Solicitation and Non-Compete Agreement, under which the executive agreed not to disclose confidential information, to assign to us without charge all intellectual property relating to our business which is created or conceived during the term of employment, to not encourage employees to leave our employment for any reason and to not compete with us during the term of employment and for a period of eighteen months thereafter. Also, in connection with the execution of these agreements, we granted these executives varying amounts of stock options to purchase our common stock at the fair market value at date of grant of $7.50 per share. All of these options have lapsed without exercise.
Stock Option Plans
2006 Stock and Incentive Plan
On February 2, 2006, our board adopted, subject to shareholder approval, the Uroplasty, Inc. 2006 Stock and Incentive Plan (the “2006 Plan”). We have scheduled a special meeting of the shareholders on May 3, 2006 to consider the 2006 Plan, as further described in the Definitive Proxy Statement filed with the SEC on March 27, 2006. The 2006 Plan permits the granting of:
•	stock options (including both incentive and non-qualified stock options);

•	stock appreciation rights (“SARs”);

•	restricted stock and restricted stock units;

•	performance awards of cash, stock or property or a combination thereof;

•	phantom stock; and

•	other stock grants or share-based awards.
All awards shall be evidenced by an award agreement and awards may be granted alone, in addition to, in combination with or in substitution for, any other award granted under the 2006 Plan or any other compensation plan of us or our subsidiaries and affiliates. Awards can be granted for no cash consideration or for cash or other consideration as determined by the committee or as required by applicable law. The term of awards shall be determined by the committee but will not be longer than 10 years from the date of grant. Any employee, officer, director, consultant, advisor or other natural person providing services to us or our subsidiaries, who is selected by the committee, is eligible to receive an award under the 2006 Plan. We have approximately 55 persons who may be eligible to participate in the 2006 Plan. The aggregate number of shares of our common stock that may be issued under all stock-based awards made under the 2006 Plan will be 1,200,000. Shares issuable under the 2006 Plan are authorized but unissued shares. The committee may adjust the number of shares available for issuance to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2006 Plan in the event of stock splits, stock dividends, or other changes in our capitalization or for a merger or a similar corporate transaction or event. If any shares of our common stock subject to any award or to which an award relates are forfeited or are reacquired by us, or if any award terminates without the delivery of any shares, the shares previously set aside for such awards will be available for future awards under the 2006 Plan. In addition, prior to February 2, 2016, (i) any previously issued shares, or (ii) shares under an award that are withheld, (in each case of (i) or (ii)) in full or partial payment to us to satisfy part or all of the minimum statutory withholding taxes relating to an award (other than an incentive stock option) shall again be available for granting awards under the 2006 Plan.
2002 Stock Option Plan
Our 2002 Stock Option Plan provides for the grant of incentive stock options (options that qualify for special tax treatment under Section 422 of the Internal Revenue Code) and non-qualified stock options. Incentive stock options may be granted only to our employees, including employees of any of our subsidiaries. Non-qualified stock options may be granted to our employees, directors, non-employees or consultants. A total of 650,000 shares of our common stock are available under the plan. As of March 17, 2006, 32,100 shares remain available for grant. The plan will terminate July 31, 2007, unless terminated earlier by our board.
Options granted pursuant to the 2002 Stock Option Plan are exercisable, if vested, during a term ending not more than five years from the date of grant. The board may determine at the time of grant whether the entire amount of the options can be exercised at one time or in successive stages. However, upon our change of control, all options vest. The price of the shares subject to the options can be not less than 100% of the fair market value of our common stock on the date of grant. For an employee who already owns more than 10% of our common stock, the exercise price must be at least 110% of the fair market value on the date of grant. We receive no consideration from the key employees to whom we grant options except insofar as certain provisions of the options relating to non-transfer and exercise encourage employees to remain in our employ.
1997 Stock Option Plan
Our 1997 Stock Option Plan terminated in 2003, except as to the 65,859 of options granted under the plan before it lapsed. The Plan provided for the grant of incentive stock options (options that qualify for special tax treatment under Section 422 of the Internal Revenue Code) and non-qualified stock options. Incentive stock options may be granted only to our employees, including employees of any of our subsidiaries. Non-qualified stock options may be granted to our employees, directors, non-employees or consultants.
1995 Stock Option Plan
Our 1995 Stock Option Plan provides for the grant only of non-qualified stock options. These stock options may be granted to our employees, directors, non-employees and consultants. A total of 449,998 shares of common stock have been reserved under the plan. As of March 17, 2006, 10,431 shares remain available for grant.
Federal Income Tax Consequences of the Operation of the Stock Option Plans
Options granted under the 2002 Plan are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code. If an optionee purchases shares upon exercise of an incentive option and does not dispose of them before the end of the required holding period, the optionee will recognize gain or loss only upon the ultimate disposition of the shares (except to the extent that the optionee is subject in the year of option exercise to the “alternative minimum tax” provided for by Sections 56 through 58 of the Internal Revenue Code). Assuming the shares constitute capital assets in the optionee’s hands, this recognized gain or loss will be treated as long-term capital gain or loss. In this situation, we will not be entitled to a deduction in connection with the issuance or exercise of the options.
Director Compensation
Non-employee board members receive $500 per board meeting and $500 per Audit Committee meeting attended. In addition, directors participate in our stock option plan. As of the date hereof, Messrs. Pitlor, Maxwell and Jamison each hold options to purchase 94,000 shares of common stock and Mr. Holman holds options to purchase 170,000 shares of common stock. Mr. Humphries holds options to purchase 468,000 shares of common stock, 18,000 of which were given in connection with his service as a director prior to his appointment as President and Chief Executive Officer on January 1, 2005. During his tenure as President and Chief Executive Officer, Mr. Humphries received no additional remuneration for his service as a director. The exercise price of the options range from $1.10 to $5.30 per share.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In January 2002, we entered into a consulting agreement with Joel R. Pitlor, one of our directors, for management consulting services. Compensation under the agreement was $2,000 per month. The agreement was terminated as of June 30, 2005.
In April 2003, we entered into a consulting agreement with Executive Advisory Group (“EAG”) for general management advice and guidance as well as strategic and tactical planning services. Sam B. Humphries, our former President and Chief Executive Officer and a director, is President of EAG. We initially paid EAG $4,000 per month for Mr. Humphries’ services, but increased the monthly fee to $6,000 in connection with the increased use of Mr. Humphries’ time. We have also granted EAG a five-year option to purchase up to 50,000 shares of our common stock, exercisable at $2.80 per share. The agreement was terminated on January 1, 2005.
On April 18, 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix. Sam B. Humphries, our former President and Chief Executive Officer and a director of the Company, is a former director and consultant of CystoMedix. In connection with his former service to CystoMedix (which terminated prior to negotiations of this agreement), he received 200,000 options to purchase CystoMedix common stock.
In April 2005, we issued a total of 706,218 of new common stock purchase warrants to holders of our warrants that expired in July 2004. The new warrants are exercisable at $2.00 per share for 90 days after the effective date of the registration statement covering the resale of the shares underlying the warrants. Daniel G. Holman, our Chairman and Interim President and Chief Executive Officer, received warrants to purchase 66,665 shares of common stock; Susan Hartjes Holman, our COO, received warrants to purchase 1,783 shares of common stock; R. Patrick Maxwell, one of our directors, received warrants to purchase 10,050 shares of common stock; and Larry Heinemann, our VP Sales and Marketing, received warrants to purchase 1,250 shares of common stock.
In March 2006, we entered an agreement with Daniel G. Holman, our Chairman and Interim President and Chief Executive Officer, to extend the term by which he could exercise 70,000 vested options granted to Mr. Holman under the 1995 Stock Option Plan, the 1997 Stock Option Plan and the 2002 Stock Option Plan from March 31, 2006 to December 31, 2006. The Company further agreed that Mr. Holman would be fully vested in 10,000 options granted under the 2002 Stock Option Plan, which had not vested upon the termination of his employment as Chief Financial Officer with the Company, and that such options can be exercised through December 31, 2006. We will record a compensation charge of $105,000 related to this agreement in March 2006.
On April 26, 2006, we entered a separation agreement with Sam B. Humphries, our former President and Chief Executive Officer. Under the terms of the agreement, Mr. Humphries receives his base salary and benefits through April 26, 2006. He is not entitled to any severance payments. Mr. Humphries has agreed to remain on the Company’s Board of Directors, subject to the right of the remaining directors to remove him by a majority vote and that he will recuse himself from any deliberations or votes relating to any future relationship between the Company and his new employer, HealthTronics, Inc. The agreement further outlines the scope of Mr. Humphries’ noncompetition agreement with the Company, which includes prohibiting Mr. Humphries (and, consequently, HealthTronics, Inc.) from engaging in any business activities relating to the diagnosis or treatment of urinary and fecal voiding dysfunctions or initiating or entering into any agreement or other arrangement with a third party relating to the diagnosis or treatment of urinary or fecal voiding dysfunctions.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth the number and percentage of shares of our common stock beneficially owned as of March 17, 2006, by
•	the selling shareholders,

•	each person known to us to be the beneficial owner of more than five percent of our common stock,

•	each director,

•	each of our named executive officers, and

•	all directors and executive officers as a group,
in each case before and after the issuance of the shares being registered herein. Unless otherwise indicated, the address for each of the shareholders is 2718 Summer Street N.E., Minneapolis, Minnesota 55413.
The number of shares in the “Shares Offered” column represents all of the shares that each selling shareholder may offer under this prospectus, including 1,861,428 shares and 1,180,928 shares issuable upon the exercise of warrants that we previously registered on Form SB-2 (Registration No. 333-126737) filed with the SEC on July 20, 2005 and declared effective on July 29, 2005. We do not know when or in what amounts a selling shareholder may offer shares for sale. The selling shareholders may choose not to sell any of the shares offered by this prospectus. Because the selling shareholders may offer all, some or none of their respective shares, we cannot estimate the number of shares the selling shareholders will hold after the completion of the offering.
Beneficial ownership and the percentages shown in the following table are calculated in accordance with the rules of the SEC. The percentages are based on 6,937,786 shares outstanding on March 17, 2006. Unless otherwise indicated in the footnotes to the table, to our knowledge, each shareholder identified in the table possesses sole voting and investment power over its shares of common stock, except for those jointly owned with that person’s spouse.

	Shares Owned		Shares	Shares Owned
	Prior to Offering		Offered	After Offering
Name and address of Beneficial
Owner	Number*	Percentage	Number	Number	Percentage
Selling Shareholders

Bonanza Master Fund, Ltd. (1)	589,249	8.49%	874,963	—	—

Burguette Investment Partners, L.P. (2)	152,802	2.19%	152,802	—	—

Devron H. and Valerie C. Char JT (3)	15,281	**	15,281	—	—

Ellis Family Limited Partnership (4)	22,921	**	22,921	—	—

Charles Esposito (5)	30,561	**	30,561	—	—

Industricorp & Co., Inc. FBO Twin City Carpenters Pension Plan (6)	114,602	1.64%	114,602	—	—

Perkins Capital Management, Inc. Profit Sharing Plan U/A dated 12/15/86 (7)	15,281	**	15,281	—	—

Richard W. Perkins Trustee U/A dated 6/14/78 FBO Richard W. Perkins (8)	15,281	**	15,281	—	—

	Shares Owned		Shares	Shares Owned
	Prior to Offering		Offered	After Offering
Name and address of Beneficial
Owner	Number*	Percentage	Number	Number	Percentage
Pyramid Partners, L.P. (9)	61,121	**	61,121	—	—

John F. Rooney (10)	15,281	**	15,281	—	—

SF Capital Partners Ltd (11)	1,031,429	14.87%	1,531,429	—	—

Whitebox Intermarket Partners, L.P.(12)	142,857	2.06%	142,857	—	—

Craig Hallum Capital Group LLC(13)	107,357	1.55%	107,357	—	—

Other 5% Shareholders, officers and directors

Bruce Mindich, M.D. (14)	638,381	9.20%	0

Daniel G. Holman (15)	622,399	8.60%	0

Susan Hartjes Holman (16)	622,399	8.60%	0

Sam B. Humphries (17)	468,000	6.32%	0

Heartland Advisors, Inc. (18)	555,000	8.00%	0

Joel R. Pitlor (19)	142,667	2.03%	0

R. Patrick Maxwell (20)	137,584	1.96%	0

Larry Heinemann (21)	118,416	1.68%	0

Mahedi A. Jiwani (22)	100,000	1.42%	0

Thomas E. Jamison (23)	94,100	1.34%	0

Arie J. Koole (24)	90,332	1.29%	0

All directors and executive officers as group (25)	1,783,548	21.40%	0

*	Includes shares and warrants previously registered on Registration No. 333-126737

**	Represents beneficial ownership of less than one percent of our common stock.

(1)	The address of Bonanza Master Fund, Ltd. is 300 Crescent Court, Suite 1740, Dallas, Texas 75201. The “Shares Owned Prior to Offering” column excludes 285,714 shares issuable upon the exercise of warrants, which are also covered by this prospectus. The warrants are exercisable immediately and expire in April 2010, subject to exercise caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own in excess of 4.9% and 9.9% of our outstanding common stock, giving effect to such exercise. The holder may waive the 4.9% ownership cap, but such waiver will not be effective until the 61st day after delivery thereof. As a result, the reporting persons are not deemed to be beneficial owners of the underlying common stock with respect to the warrants as of the date hereof. Bonanza Master Fund, Ltd. and Bonanza Capital, Ltd. have shared voting and investment power over the shares. Based on Schedule 13G filed May 2, 2005.

(2)	The address of Burguette Investment Partners, L.P. is 435 Martin Street, Suite 3200, Blaine, Washington 98230. The “Shares Owned Prior to Offering” column includes 50,000 shares issuable upon the exercise of warrants.

(3)	The address of Devron H. and Valerie C. Char is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 5,000 shares issuable upon the exercise of warrants.

(4)	The address of Ellis Family Limited Partnership is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 7,500 shares issuable upon the exercise of warrants.

(5)	The address of Charles Esposito is 35 Green Meadow Boulevard, Middletown, New Jersey 07748. The “Shares Owned Prior to Offering” column includes 10,000 shares issuable upon the exercise of warrants.

(6)	The address of Industricorp & Co., Inc. is 312 Central Avenue, Suite 508, Minneapolis, Minnesota 55414-1074. The “Shares Owned Prior to Offering” column 37,500 shares issuable upon the exercise of warrants.

(7)	The address of Perkins Capital Management, Inc. Profit Sharing Plan U/A dated 12/15/86 is 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 5,000 shares issuable upon the exercise of warrants.

(8)	The address of Richard W. Perkins, Trustee, U/A dated 6/14/78 FBO Richard W. Perkins, is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 5,000 shares issuable upon the exercise of warrants.

(9)	The address of Pyramid Partners, L.P. is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 20,000 shares issuable upon the exercise of warrants.

(10)	The address of John F. Rooney is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 5,000 shares issuable upon the exercise of warrants.

(11)	The address of SF Capital Partners Ltd. is c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, Wisconsin 53235. The “Shares Owned Prior to Offering” column excludes 500,000 shares issuable upon the exercise of warrants, which are also covered by this prospectus. The warrants are exercisable immediately and expire in April 2010, subject to exercise caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own in excess of 4.9% and 9.9% of our outstanding common stock, giving effect to such exercise. The holder may waive the 4.9% ownership cap, but such waiver will not be effective until the 61st day after delivery thereof. As a result, the holder is not deemed to be the beneficial owner of the shares underlying the warrants as of the date hereof. Michael A. Roth and Brian J. Stark are the managing members of Stark Offshore Management, LLC, which acts as investment manager and has sole power to direct the management of SF Capital Partners. Through Stark Offshore Management, Messrs. Roth and Stark possess voting and dispositive power over the shares held by SF Capital Partners and therefore may be deemed to be beneficial owners of the shares. Messrs. Roth and Stark disclaim such beneficial ownership based on Schedule 13G filed May 3, 2005.

(12)	The address of Whitebox Intermarket Partners, L.P. is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416. The “Shares Owned Prior to Offering” column includes 142,857 shares issuable upon the exercise of warrants. Whitebox Advisors, LLC (“WA”), Whitebox Intermarket Advisors, LLC (“WIA”), Whitebox Intermarket Fund, L.P. (“WIFLP”) and Whitebox Intermarket Fund, Ltd. (“WIFLTD”) may be deemed to possess indirect beneficial ownership of the shares held directly by Whitebox Intermarket Partners, L.P. and each of WA, WIA, WIFLP and WIFLTD disclaim such beneficial ownership, except to the extent of its pecuniary interest in the shares.

(13)	The address of Craig Hallum Capital Group LLC is 222 South Ninth Street, Suite 350, Minneapolis, Minnesota 55402. Represents shares that may be acquired upon exercise of warrants. Bradley Baker, John Flood and Patricia Bartholmew have shared voting and investment power over the shares. Craig Hallum Capital Group LLC, as a broker dealer, may be deeemed to be an underwriter.

(14)	Dr. Mindich’s address is 200 Route 17 North, Paramus, New Jersey 07652. Of the shares listed, 541,665 shares are directly owned by the Mindich Family Limited Liability Company, the General Member of which is Dr. Mindich. Helaine Brick-Cabot possesses shared voting and investment power over the shares held by Dr. Mindich and the Mindich Family Limited Liability Company and therefore may be deemed to beneficially own those shares. Based on Schedule 13D/A-7 filed by Bruce P. Mindich M.D. on December 9, 2005, Schedule 13D/A-7 filed by Helaine Brick-Cabot filed on December 9, 2005 and Schedule 13D/A-7 filed by the Mindich Family Limited Liability Company on December 1, 2005.

(15)	Includes 180,000 shares that Mr. Holman may acquire upon exercise of options that are exercisable within 60 days of March 17, 2006. Includes 157,415 shares beneficially owned by Mr. Holman’s spouse, Susan Hartjes Holman, as to which shares Mr. Holman disclaims beneficial ownership.

(16)	Includes 117,000 shares that Ms. Holman may acquire upon exercise of options that are exercisable within 60 days of March 17, 2006. Includes 454,984 shares beneficially owned by Ms. Holman’s spouse, Daniel G. Holman, as to which shares Ms. Holman disclaims beneficial ownership.

(17)	Includes 468,000 shares that Mr. Humphries may acquire upon exercise of options that are exercisable within 60 days of March 17, 2006. Of the shares listed, 50,000 shares are beneficially owned by the Executive Advisory Group, the President of which is Mr. Humphries.

(18)	The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202. Heartland Advisors and William J. Nasgovitz, President and a principal shareholder of Heartland Advisors, may be deemed to have shared voting and investment power over the shares. Each disclaims beneficial ownership over the shares.

(19)	Mr. Pitlor’s address is 237 Moody Street, Waltham, Massachusetts 02453. Includes 94,000 shares that Mr. Pitlor may acquire upon exercise of options that are exercisable within 60 days of March 17, 2006.

(20)	Mr. Maxwell’s address is 2444 Byrnes Road, Minnetonka, Minnesota 55305. Includes 94,000 shares that Mr. Maxwell may acquire upon exercise of options that are exercisable within 60 days of March 17, 2006.

(21)	Includes 113,666 shares that Mr. Heinemann may acquire upon exercise of options that are exercisable within 60 days of March 17, 2006.

(22)	Includes 100,000 shares that Mr. Jiwani may acquire upon exercise of options that are exercisable within 60 days of March 17, 2006.

(23)	Mr. Jamison’s address is 3902 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402. Includes 94,000 shares that Mr. Jamison may acquire upon exercise of options that are exercisable within 60 days of March 17, 2006.

(24)	Mr. Koole’s address is Hofkamp 2, 6161 DC Geleen, The Netherlands. Includes 88,666 shares that Mr. Koole may acquire upon exercise of options that are exercisable within 60 days of March 17, 2006.

(25)	Includes 1,349,332 shares that our directors and executive officers may acquire upon exercise of options that are exercisable within 60 days of March 17, 2006.

DESCRIPTION OF CAPITAL STOCK
General
Our authorized capital stock consists of 20,000,000 shares of common stock, $0.01 par value per share. As of March 17, 2006, we had outstanding 6,937,786 shares of common stock and 523 holders of records with respect to our common stock.
The following summary of provisions of our capital stock describes the material provisions of our articles of incorporation and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Common Stock
Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting. Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock. Upon liquidation dissolution or winding up of our company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of amounts payable to creditors. The shares of our common stock are not convertible and holders thereof have no preemptive rights. All issued and outstanding shares of common stock are fully paid and nonassessable.
Warrants
In connection with the private placement of our common stock on April 21, 2005, we issued warrants to purchase 1,180,928 shares of common stock. The warrants are exercisable for five years at an exercise price of $4.75 per share. Subject to various exceptions, we have agreed to reduce the exercise price of the warrants in the event that, within one year from the closing of the private placement, we issue common stock at less than $3.50 per share. We generally may call for the investors to exercise their warrants beginning two years after the closing if, for 30 consecutive trading days prior to making this call, the closing price for our stock is at least $9.00 per share and the average trading volume is 5,000 shares.
As part of a consulting agreement with CCRI Corporation, we issued a warrant to purchase 50,000 shares of common stock at a price of $3.00 per share on April 1, 2003, and an additional warrant to purchase 50,000 shares at a price of $5.00 per share on November 2, 2003. The warrants expire five years from the date of issue. This prospectus covers the resale of the shares underlying these warrants.
In connection with our subscription rights offering in July 2002, we issued 798,213 warrants to purchase our common stock, exercisable for two years at $2.00 per share. However, we suspended the exercise of these warrants when we delayed the filing of our annual report on Form 10-KSB for the fiscal year ended March 31, 2004. As a result, 706,218 of unexercised warrants lapsed unexercised at July 31, 2004. In April 2005, we granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of a registration statement covering the shares underlying the new warrants.
Indemnification of Directors and Officers and Limitation on Liability
Our restated articles of incorporation provide that our directors will not be liable to us or our shareholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise not permitted under Section 302A.251 of the Minnesota Business Corporation Act. This provision will not prevent our shareholders from obtaining injunctive or other relief against our directors nor does it shield our directors from liability under federal or state securities laws.
Our bylaws require us to indemnify our directors and officers to the extent permitted by Section 302A.521 of the Minnesota Business Corporation Act.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons in accordance with the provisions contained in our articles and by-laws, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is StockTrans, Inc.
PLAN OF DISTRIBUTION
The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by it and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.
Upon our company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our company being notified in writing by a selling shareholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with those sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the shares will be paid by the selling shareholders and/or the purchasers. Each selling shareholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.
We have advised each selling shareholder that it may not use shares registered on this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the SEC. If a selling shareholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholder will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholder in connection with resales of its shares under this Registration Statement.
We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. If the selling shareholders use this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act.
VALIDITY OF COMMON STOCK
The validity of the shares of common stock offered by this prospectus will be passed upon by Messerli & Kramer P. A.
EXPERTS
The consolidated financial statements of Uroplasty, Inc. as of March 31, 2005 and for the year then ended included in this prospectus have been so included in reliance upon the report of McGladrey & Pullen, LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Uroplasty, Inc. as of March 31, 2004 and for the year then ended have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
Uroplasty, Inc. has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the inclusion of its audit report on Uroplasty, Inc.’s past consolidated financial statements included in this registration statement.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a Registration Statement on Form SB-2 under the Securities Act with the SEC with respect to this offering. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement.

We are subject to the informational requirements of the Exchange Act and file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected on the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Uroplasty, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Uroplasty, Inc.
Minneapolis, Minnesota
We have audited the consolidated balance sheet of Uroplasty, Inc. and Subsidiaries as of March 31, 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
June 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Uroplasty, Inc.
We have audited the accompanying consolidated balance sheet of Uroplasty, Inc. and Subsidiaries as of March 31, 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Minneapolis, Minnesota
July 26, 2004

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2005 and 2004

	2005	2004
Assets

Current assets:
Cash and cash equivalents	$1,492,684	$2,697,670
Accounts receivable, net	944,527	1,065,176
Income tax receivable	114,189	—
Inventories	547,476	519,130
Other	161,920	235,078

Total current assets	3,260,796	4,517,054

Property, plant, and equipment, net	1,040,253	1,071,116

Intangible assets, net of accumulated amortization of $225,090 and $222,014, respectively	39,100	51,495

Deferred tax assets	103,075	123,893

Total assets	$4,443,224	$5,763,558

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2005 and 2004

	2005	2004
Liabilities and Shareholders’ Equity

Current liabilities:
Current maturities — long-term debt	$44,606	$42,301
Accounts payable	362,994	225,315
Accrued liabilities:
Compensation and payroll taxes	284,255	197,939
Income taxes	—	101,562
Foreign sales tax	181	13,130
Royalties	24,710	29,006
Clinical	12,702	52,767
Audit and tax-consulting	45,566	32,056
Legal	22,750	61,663
Other	88,518	89,396

Total current liabilities	886,282	845,135

Long-term debt — less current maturities	461,265	479,720
Accrued pension liability	303,781	334,470

Total liabilities	1,651,328	1,659,325

Commitments and Contingencies

Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 4,699,597 and 4,584,802 shares issued and outstanding at March 31, 2005 and 2004, respectively	46,996	45,848
Additional paid-in capital	9,366,644	9,130,580
Accumulated deficit	(6,491,387)	(4,756,622)
Accumulated other comprehensive loss	(130,357)	(315,573)

Total shareholders’ equity	2,791,896	4,104,233

Total liabilities and shareholders’ equity	$4,443,224	$5,763,558

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2005 and 2004

	2005	2004
Net sales	$6,657,726	$5,714,896
Cost of goods sold	1,755,456	1,452,331

Gross profit	4,902,270	4,262,565

Operating expenses
General and administrative	2,260,240	2,069,568
Research and development	2,258,127	1,820,690
Selling and marketing	2,015,655	1,714,475

	6,534,022	5,604,733

Operating loss	(1,631,752)	(1,342,168)

Other income (expense)
Interest income	30,168	30,173
Interest expense	(25,934)	(21,995)
Foreign currency exchange gain (loss)	(15,744)	45,882
Other	—	6,000

	(11,510)	60,060

Loss before income taxes	(1,643,262)	(1,282,108)

Income tax expense	91,503	229,185

Net loss	$(1,734,765)	$(1,511,293)

Net loss per common share:
Basic and diluted	$(0.37)	$(0.33)

Weighted average common shares outstanding:
Basic and diluted	4,651,732	4,517,979
See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2005 and 2004

						Accumulated
			Additional			Other	Total
	Common Stock		Paid-in	Accumulated		Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Vendor Deposit	Loss	Equity
Balance at March 31, 2003	4,488,971	$44,890	$8,457,901	$(3,245,329)	$(112,000)	$(503,835)	$4,641,627

Exercise of stock options	23,931	239	37,405	—	—	—	37,644

Warrants conversion	23,600	236	46,964	—	—	—	47,200

Employee retirement savings plan contribution	13,300	133	57,647	—	—	—	57,780

Non-employee stock-based consulting and compensation expense	35,000	350	472,663	—	—	—	473,013

Release of restricted common stock to vendor	—	—	58,000	—	112,000	—	170,000

Net loss	—	—	—	(1,511,293)	—	—	(1,511,293)

Translation adjustment	—	—	—	—	—	239,323	239,323

Additional pension liability	—	—	—	—	—	(51,061)	(51,061)

Total comprehensive loss							(1,323,031)

Balance at March 31, 2004	4,584,802	45,848	9,130,580	(4,756,622)	—	(315,573)	4,104,233

Exercise of stock options	38,300	383	67,638	—	—	—	68,021

Warrants conversion	68,395	684	136,107	—	—	—	136,791

Employee retirement savings plan contribution	8,100	81	32,319	—	—	—	32,400

Net loss	—	—	—	(1,734,765)	—	—	(1,734,765)

Translation adjustment	—	—	—	—	—	150,505	150,505

Additional pension liability	—	—	—	—	—	34,711	34,711

Total comprehensive loss							(1,549,549)

Balance at March 31, 2005	4,699,597	$46,996	$9,366,644	$(6,491,387)	$—	$(130,357)	$2,791,896

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net loss	$(1,734,765)	$(1,511,293)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	144,911	140,884
Amortization	18,968	23,300
Loss on disposal of assets	3,751	—
Stock-based consulting expense	—	473,013
Deferred tax assets	23,680	(29,734)
Changes in operating assets and liabilities:
Accounts receivable	168,779	31,902
Inventories	21,896	40,217
Other current assets	78,867	(23,689)
Accounts payable	162,526	67,125
Accrued liabilities	(221,646)	163,893
Accrued pension liability	(38,909)	93,262
Additional pension liability	36,537	(51,061)

Net cash used in operating activities	(1,335,405)	(582,181)

Cash flows from investing activities:
Payments for property, plant and equipment	(74,966)	(115,352)
Payments relating to intangible assets	(7,277)	(26,581)

Net cash used in investing activities	(82,243)	(141,933)

Cash flows from financing activities:
Repayment of long-term debt	(43,356)	(40,419)
Net proceeds from issuance of common stock	204,812	84,844

Net cash provided by financing activities	161,456	44,425

Effect of exchange rates on cash and cash equivalents	51,206	1,378

Net decrease in cash and cash equivalents	(1,204,986)	(678,311)

Cash and cash equivalents at beginning of year	2,697,670	3,375,981

Cash and cash equivalents at end of year	$1,492,684	$2,697,670

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$24,751	$23,517
Cash paid during the year for income taxes	304,018	130,282

Supplemental disclosure of non-cash financing and investing activities:
Shares issued for 401(k) plan profit sharing contribution	32,400	57,780
Vesting of restricted shares for mold purchase	—	170,000
Minimum pension liability, net of tax	(34,711)	51,061
See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005 and 2004
1. Summary of Significant Accounting Policies
Nature of Business. We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. We have developed, and are developing, minimally invasive products primarily for the treatment of urinary and fecal incontinence and overactive bladder symptoms. We currently sell our products outside of the United States and are pursuing regulatory approvals to market our products in the United States. We are increasing our sales and marketing activities in the U.S. as we obtain such approvals. The FDA approval process can be costly, lengthy and uncertain.
Principles of Consolidation. Our consolidated financial statements include the accounts of the Company and our wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.
Revenue Recognition. We recognize revenue upon shipment of product to customers. Upon shipment, the risks and rewards of ownership are passed on to the buyer. There are no customer acceptance provisions. We sell our products to distributors who sell to other distributors and end users, and to end users in the United Kingdom. Sales to distributors were $4,700,000 and $3,800,000 in fiscal 2005 and 2004, respectively, or 70% and 66%, respectively, of net sales. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold product to us except for warranty claims. We offer customary product warranties. During fiscal 2005, two customers accounted for approximately 15% and 11% of our net sales. During fiscal 2004, the same two customers accounted for approximately 13% and 11% of our net sales.
Cash and Cash Equivalents. We consider highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. We maintain our cash in bank accounts, which, at times, exceed federally insured limits. We have not experienced any losses in such accounts.
Accounts Receivable. Accounts receivable are carried at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. We determine the allowance for doubtful accounts based on customer financial condition, and both historical and expected credit loss experience. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The allowance for doubtful accounts was $218,000 and $33,000 at March 31, 2005 and 2004, respectively.
Patents. Patents are stated at cost and are amortized over six years using the straight-line method.
Income Taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. During fiscal 2005 and 2004, our Dutch subsidiaries recorded income tax expense of $91,503 and $229,185 respectively, as they have fully utilized their net operating loss carryforwards. The U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Our significant accounting policies and estimates include revenue recognition, accounts receivable, valuation of inventory, foreign currency translation/transactions, and the determination of recoverability of long-lived and intangible assets.
Product Warranty. We warrant our new products to be free from defects in material and workmanship under normal use and service for a period of twelve months after date of sale. Under the terms of these warranties, we are obligated to repair or replace the products we deem to be defective due to material or workmanship. We do not have an accrual for warranty costs, as warranty claims are infrequent and immaterial.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following at March 31, 2005 and 2004:

	2005	2004
Raw materials	$193,980	$138,920
Work-in-process	75,337	110,511
Finished goods	278,159	269,699

	$547,476	$519,130

Property, Plant, and Equipment. Property, plant, and equipment are carried at cost and consist of the following at March 31, 2005 and 2004:

	2005	2004
Land	$158,861	$150,652
Building	692,646	656,855
Equipment	1,391,516	1,369,847

	2,243,023	2,177,354

Less accumulated depreciation	(1,202,770)	(1,106,238)

	$1,040,253	$1,071,116

Depreciation is provided using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful service lives.
Intangible Assets. Intangible assets are comprised of patents and trademarks which are amortized on a straight-line basis over their estimated useful lives, generally six years.
Estimated annual amortization for these assets for the years ended March 31, are as follows:

2006	$15,414
2007	8,512
2008	5,756
2009	5,652
2010	3,369
Thereafter	397

$39,100

Impairment of Long-Lived Assets. Long-lived assets at March 31, 2005 consist of property, plant and equipment. We review our long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Research and Development. Research and development costs are expensed as incurred and consist of the following for the years ended March 31, 2005 and 2004:

	2005	2004
FDA regulatory costs	$809,281	$745,690
Other research and development costs	1,448,846	1,075,000

	$2,258,127	$1,820,690

Foreign Currency Translation. All assets and liabilities are translated using period-end exchange rates and statements of operations items are translated using average exchange rates for the period. The resulting translation adjustment is recorded within accumulated other comprehensive loss, a separate component of shareholders’ equity. Foreign currency transaction gains and losses are recognized currently in the consolidated statement of operations, including unrealized gains and losses on short-term inter-company obligations using period-end exchange rates. Unrealized gains and losses on long-term inter-company obligations are recognized within accumulated other comprehensive loss, a separate component of shareholders’ equity.
Exchange gains and losses are recognized primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated intercompany obligations between us and our foreign subsidiaries. We recognized net foreign currency gains (losses) of $(15,744) and $45,882 for the years ended March 31, 2005 and 2004, respectively.
Stock-Based Compensation. We apply the intrinsic-value method to account for employee stock-based compensation. As such, compensation expense, if any, is determined on the date of grant if the current market price of the underlying stock exceeds the exercise price.
We account for stock-based instruments granted to non-employees under the fair value method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under SFAS No. 123, options are recorded at their fair value on the measurement date, which is typically the vesting date.
Stock Option Plans. Had we determined compensation cost based on the fair value at the grant date for our stock options under SFAS No. 123, our net loss would have changed to the pro forma amounts shown below:

	2005	2004
Net loss — As reported	$(1,734,765)	$(1,511,293)

Add: Total stock-based employee compensation expense determined under intrinsic value based method for all awards	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,321,745)	(253,374)

Net loss – Pro forma	$(4,056,510)	$(1,764,667)

Net loss per common share – As reported:
Basic and diluted	$(0.37)	$(0.33)

Net loss per common share – Pro forma:
Basic and diluted	$(0.87)	$(0.39)

The per share weighted-average fair value of stock options granted during 2005 and 2004 was $4.63 and $1.86, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	3.40%	2.93%
Expected volatility	117%	118%
Expected life, in years	7.40	5.00
Basic and Diluted Net Loss per Common Share. Basic per common share amounts are calculated by dividing net loss by the weighted-average common shares outstanding. Diluted per common share amounts are computed similar to basic per common share amounts except that the weighted-average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because we had a loss in fiscal 2005 and 2004, diluted shares were the same as basic shares since the effect of options and warrants would have been anti-dilutive. The following options and warrants outstanding at March 31, 2005 and 2004 to purchase shares of common stock were excluded from diluted loss per share as their impact would be anti-dilutive as follows:

	Number of	Range of
	Options/Warrants	exercise prices
Years ended:
March 31, 2005	1,820,859	$0.90-10.50
March 31, 2004	1,718,966	$0.90-10.50
New Accounting Pronouncements.
In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. We do not believe the adoption of FASB Statement 154 will have a material effect on our financial position or results of operations.
In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, 151, Inventory Costs, An Amendment of Accounting Research Bulletin No. 43, Chapter 4, which adopts wording from the International Accounting Standards Board’s, or IASB, IAS 2 Inventories in an effort to improve the comparability of cross-border financial reporting. The new standard requires us to treat abnormal freight, handling costs and wasted materials (spoilage) as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that we should allocate fixed production overhead based on the normal capacity of a production facility. The statement is effective for us beginning in fiscal 2007. We do not expect adoption to have a material impact on our consolidated financial statements.
In December 2004, the FASB issued SFAS 123(R), Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period and is effective for us beginning on April 1, 2006. We expect the provisions of SFAS 123(R) to result in a significant charge to compensation expense, as we currently do not recognize stock compensation expense in accordance with SFAS 123(R).
In March 2005, FASB Interpretation No.47 “FIN 47” was issued, which clarifies certain terminology as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. In addition it clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Early adoption of FIN 47 is encouraged. The Company believes the adoption of FIN 47 will have no impact on the financials of the Company, once adopted.
2. Notes Payable
Notes payable consist of the following at March 31, 2005 and 2004:

	2005	2004
Mortgage note, monthly payments of $3,145 plus variable rate interest through November 2017 (rate at March 31, 2005—4.1%)	$482,467	$493,327

Note payable, monthly payments of $571 plus fixed rate interest through August 2008 (rate until August 2008—4.4%)	23,404	28,694

	505,871	522,021

Less current maturities	44,606	42,301

	$461,265	$479,720

Future approximate payments of long-term debt for the years ended March 31, are as follows:

2006	$44,606
2007	44,606
2008	44,606
2009	40,595
2010	37,738
Thereafter	293,720

$505,871

In March 2005, we entered into a business loan agreement with Venture Bank, pursuant to which we may borrow up to $500,000 on a revolving basis. All amounts which the bank advances to us are due in March 2006, unless the bank renews the agreement. Amounts advanced to us accrue interest at a variable rate of 1% in excess of the published prime rate in the Wall Street Journal, with a minimum rate of 6% per annum. We are obligated to pay interest monthly on the outstanding principal balance. Advances under this agreement are secured by substantially all of our assets. At March 31, 2005, we had no outstanding balances under the agreement.
3. Shareholders’ Equity
Stock Options. We have reserved 1,928,811 shares of our common stock for issuance to employees, directors, consultants, and independent contractors. Outstanding options generally expire five years from date of grant and vest at varying rates ranging up to five years. On January 1, 2005, we granted 500,000 options to purchase common stock to certain officers with an expiration period of ten years from date of grant. Options are granted at the discretion of the directors and are exercisable in amounts equal to or greater than the fair market value of our common stock at date of grant. The plans provide for the exercise of options during a limited period following termination of employment, death or disability.

Stock option activity under these plans is summarized as follows:

		Weighted
		average
	Shares	exercise price
	Outstanding	per share
Balance at March 31, 2003	841,911	$2.87
Granted	90,000	2.59
Exercised	(23,931)	1.57
Cancelled	(53,627)	4.12

Balance at March 31, 2004	854,353	2.80
Granted	1,047,400	5.24
Exercised	(38,300)	1.78
Cancelled	(142,594)	7.16

Balance at March 31, 2005	1,720,859	$3.96

The following table summarizes information concerning currently outstanding and exercisable options by price.

		Weighted
		average
	Number	remaining
	of shares	life in	Number
Price	outstanding	years	exercisable
$0.90	1,200	2.58	400
1.10	396,400	2.42	237,800
2.25	30,000	8.00	12,000
2.40	144,192	1.50	144,192
2.80	50,000	3.00	50,000
3.50	10,000	3.50	10,000
3.75	5,000	4.25	5,000
4.10	500	4.83	250
5.19	500,000	9.75	150,000
5.25	3,333	0.33	3,333
5.30	541,900	4.75	270,950
6.75	35,000	0.30	35,000
10.50	3,334	0.67	3,334

	1,720,859		922,259

Warrants. In July 2002, we conducted a rights offering pursuant to which our stockholders purchased certain units consisting of shares of our common stock and common stock purchase warrants exercisable for two years at $2.00 per share. However, we suspended the exercise of the warrants when we delayed the filing of our annual report on Form 10-KSB for the fiscal year ended March 31, 2004. As a result, 706,218 of the warrants lapsed unexercised at July 31, 2004. In April 2005, we granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of this registration statement covering the shares underlying these warrants. In April 2005, we recognized a liability of $1.4 million associated with the grant of these warrants. The value of these warrants has been determined using the Black-Scholes option-pricing model. We reported expense of approximately $686,000 in the first quarter of fiscal 2006 due to the increase in fair value of these warrants from their date of issue through

June 30, 2005. This fair value adjustment will be continued for each warrant until such time as the warrant is exercised or expires.
As part of a consulting agreement with CCRI Corporation (CCRI), we issued a warrant to purchase 50,000 shares of common stock at a price of $3.00 per share on April 1, 2003, and an additional warrant to purchase 50,000 shares at a price of $5.00 on November 2, 2003. At March 31, 2005, all of these warrants were outstanding and expire five years from date of issue.
Other Comprehensive Loss. Other comprehensive loss consists of accumulated translation adjustment, and accumulated additional pension liability as follows:

	Accumulated	Accumulated
	translation	additional pension
	adjustment	liability	Total
Balance at March 31, 2003	$(454,401)	$(49,434)	$(503,835)
Translation adjustment	239,323	—	239,323
Additional pension liability	—	(51,061)	(51,061)

Balance at March 31, 2004	(215,078)	(100,495)	(315,573)
Translation adjustment	150,505	—	150,505
Additional pension liability	—	34,711	34,711

Balance at March 31, 2005	$(64,573)	$(65,784)	$(130,357)

Consulting Agreements. On April 1, 2003, we executed a consulting agreement with CCRI to provide investor relations and development services. We pay CCRI a monthly fee of $4,000 plus expenses. CCRI received 35,000 shares of fully vested restricted common stock, and vested warrants to purchase 50,000 shares of common stock at an exercise price of $3.00 per share, and received vested warrants to purchase 50,000 shares of common stock at an exercise price of $5.00 per share on November 2, 2003. We recorded the fair value of the common stock and the warrants aggregating $212,974, as of April 1, 2003, in shareholders’ equity as additional paid-in capital and deferred compensation, which was fully amortized as of April 30, 2003. The balance was amortized over the 1-year service period. Also, we recorded the fair value of the additional warrants to acquire 50,000 of common stock aggregating $144,200, as of November 2, 2003, as deferred compensation in shareholders’ equity. This balance was amortized over the remaining 5 months of the 1-year service period. Stock-based compensation expense for CCRI agreement for the year ended March 31, 2004 aggregated $357,174. On April 1, 2004, we extended the agreement for one year. The monthly fee of $4,000 plus expenses remained the same.
On April 1, 2003, we executed a consulting agreement with Executive Advisory Group (EAG) to provide general management advice and guidance as well as strategic and tactical planning services. Mr. Sam B. Humphries, at that time a director of the Company, was President of EAG. We paid EAG a monthly fee of $6,000 plus expenses and granted to EAG stock options to purchase 50,000 shares of common stock, exercisable at $2.80 per share. We fully amortized the fair value of the stock options in fiscal 2004. Stock-based compensation expense for the EAG agreement for the year ended March 31, 2004 aggregated $115,839. On April 1, 2004, we extended the agreement. The monthly fee of $6,000 plus expenses remained the same. This agreement was terminated on January 1, 2005, the date Mr. Humphries was appointed our President and Chief Executive Officer.
The options and warrants issued to EAG and CCRI to acquire an aggregate of 150,000 shares of common stock were fully vested upon issuance. The fair value of these instruments was determined using the Black-Scholes options pricing model with the following variables:

	April 1, 2003	November 2, 2003
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	2.93%	3.29%
Expected volatility	118%	113%
Expected life, in years	5.00	5.00

4. Commitments and Contingencies
Royalties. We have received an absolute assignment of a patent relating to the Macroplastique Implantation System from a British surgeon, in return for a royalty for each unit sold during the life of the patent. The aggregate amount of royalty expense that we recognized pursuant to such royalty agreement during the fiscal years ended March 31, 2005 and 2004 was $18,042 and $13,802, respectively.
Under the terms of an agreement with former officers and directors of ours, we pay royalties equal to between three percent and five percent of the net sales of certain products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Total expense recognized under the agreement was $181,598 and $162,047 for the fiscal years ended March 31, 2005 and 2004, respectively.
In 1992, we agreed to settle alleged patent infringement claims by Collagen Corporation (now Inamed Corporation). Under the settlement agreement, we pay Collagen a royalty of 5% of net sales in the U.S. of Macroplastique products with a minimum of $50,000 per year. The agreement is through May 1, 2006.
In April 2005, we entered into an exclusive manufacturing and distribution agreement with CystoMedix for the Urgent PC product. We paid CystoMedix an initial royalty payment of $225,000 and are paying an additional $250,000 in 12 monthly installments of $20,833. We will also pay CystoMedix a 7% royalty on product sales. However, the 7% royalty is first offset against the monthly royalty installments.
Option for Asset Acquisition. CystoMedix has granted us an exclusive option to acquire CystoMedix’s assets. The option price is $3,485,000, reduced by up to $50,000 of liabilities assumed by us. However, the $3,485,000 amount used to compute the option price will increase at a rate of 10% per year after April 2007. The option price is payable in shares of our common stock valued at the average of the closing bid price of our shares for the 20 trading days prior to our exercise of the option. We may exercise the option between January 2006 and June 2008. If we exercise the option, we will also assume up to $1.4 million of bridge loan advances made to CystoMedix by its Chairman. We would repay up to $1.1 million of the bridge loan advances at closing and would issue our common stock for the balance of the bridge loan based on the above option price. We also have certain rights of first refusal to acquire CystoMedix’s assets in the event CystoMedix receives a third party offer in advance of any exercise our option.
Purchase Requirements. We have agreed to purchase our entire requirement of product components from CL Medical. We also have specified minimum purchase requirements of $240,000 of units in the first year after FDA clearance of I-Stop, increasing to approximately $1.9 million of units over a five-year period, subject to periodic adjustment based on the value of the euro.
Operating Lease Commitments. We lease office, warehouse, and production space under three operating leases and lease various automobiles for our European employees. At March 31, 2005, minimum lease payments under noncancelable operating leases with an initial term in excess of one year for the ensuing years ending March 31 are as follows:

2006	$315,195
2007	94,588
2008	28,687
2009	4,635

$443,105

Total rent expense paid for operating leases was $386,614 and $383,624 in fiscal 2005 and 2004, respectively.
Employment Agreements. We entered into employment agreements with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. Any severance amounts payable under the agreement shall be limited to the employee’s base salary for not less than four months and not longer than twelve months after employment termination, depending on the employee’s years of service. Contemporaneously with the execution of the employment agreement, each of the officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement, certain terms of which specify the employee shall not disclose confidential information, shall assign to us without charge all intellectual property relating to our business which is created or conceived during the term of employment, shall not encourage employees to leave our employment for any reason and shall not compete with us during the term of employment and for a period of eighteen months thereafter.

5. Savings and Retirement Plans
We sponsor various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. Our retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. We may also make discretionary contributions ratably to all eligible employees. Our contributions in fiscal 2005 and 2004 in the United States were made in the form of our common stock and became fully vested when made. The total contribution expense associated with these plans in the United States was $32,481 and $30,156 for the fiscal years ended March 31, 2005 and 2004, respectively.
Our international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. The Company’s UK subsidiary defined benefit plan was frozen on December 31, 2004. On March 10, 2005, the UK subsidiary established a defined contribution plan.
The cost for our plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2005 and 2004:

	2005	2004
Gross service cost, net of employee contribution	$141,745	$102,564
Interest cost	89,031	71,165
Expected return on assets	(56,001)	(44,102)
Amortization	56,394	62,606

Net periodic retirement cost	$231,169	$192,233

The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2005 and 2004:

	2005	2004
Projected benefit obligation, beginning of year	$1,503,534	$1,126,749
Service cost	141,745	102,564
Interest cost	89,031	71,165
Other	(11,759)	18,792
Actuarial result	254,618	18,387
Foreign currency translation	84,867	165,877

Projected benefit obligation, end of year	$2,062,036	$1,503,534

Plan assets, beginning of year	$998,620	$713,438
Contributions to plan	210,124	198,500
Benefits paid	(9,415)	(5,586)
Actual return on assets	(3,588)	(17,767)
Foreign currency translation	50,661	110,035

Plan assets, end of year	$1,246,402	$998,620

The funded status of our pension retirement plans at March 31, 2005 and 2004, are as follows:

	2005	2004
Funded status	$(815,634)	$(504,914)
Unrecognized net loss	638,684	296,909
Minimum pension liability	(103,122)	(153,525)

Accrued pension liability	$(280,072)	$(361,530)

Major assumptions used in the above calculations include:

	2005	2004
Discount rate	4.50-5.50%	5.25-5.75%
Expected return on assets	4.00-5.00%	4.50-5.00%
Expected rate of increase in future compensation general	3%	3%
individual	0%-3%	0%-3%
6. Income Taxes
The components of income tax expense for the years ended March 31, 2005 and 2004, consist of the following:

	2005	2004
Income tax provision:
Current:
U.S. and state	$—	$—
Foreign	79,585	232,025
Deferred:
U.S. and state	—	—
Foreign	11,918	(2,840)

Total income tax expense	$91,503	$229,185

Effective tax rates differ from statutory federal income tax rates for the year ended March 31, 2005 and 2004 as follows:

	2005	2004
Statutory federal income tax benefit	$(589,820)	$(435,917)
State tax benefit	—	(56,658)
Valuation allowance increase	792,685	715,023
UK temporary differences not previously tax effected	(109,983)	—
Other	(1,379)	6,737

	$91,503	$229,185

Deferred taxes as of March 31, 2005 and 2004 consist of the following:

	2005	2004
Deferred tax assets:
Pension liability	$110,405	$133,916
Other reserves and accruals	70,619	35,000
Deferred profit on intercompany sales	186,166	166,000
Net operating loss carryforwards	4,018,044	3,280,000

	4,385,234	3,614,916

Less valuation allowance	(4,282,159)	(3,491,023)

	$103,075	$123,893

At March 31, 2005, we had U.S. net operating loss carryforwards (NOL) of approximately $10,857,000 for U.S. income tax purposes, which expire in 2012 through 2023, and NOL’s in the U.K. of $148,471, which can be carried forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. Such a change in ownership may limit the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.
A valuation allowance is provided when it is more likely than not a portion of the deferred tax assets will not be realized. We have established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, we have not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset increased by $770,000 and $715,000, respectively in fiscal 2005 and 2004. The related valuation allowance increased by $791,000 and $715,000, respectively, in fiscal 2005 and 2004.
7. Business Segment Information
We sell Macroplastique®, a soft tissue bulking material, for the treatment of urinary incontinence. In addition, we market our soft tissue bulking material for additional indications, including for the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue facial augmentation. At this time, we make sales only outside the United States. Our current objectives are to focus on obtaining U.S. regulatory approvals for Macroplastique for treating stress urinary incontinence, or SUI, on obtaining U.S. regulatory approvals for the Urgent PC device for treating overactive bladder, and on increasing market penetration and sales of Macroplastique for the treatment of SUI and vesicoureteral reflux and of PTQ™ Implants for the treatment of fecal incontinence in markets outside the U.S. We anticipate initiating marketing in the U.S. once we obtain the requisite approvals. The Macroplastique product line accounted for 76% and 81%, respectively, of total net sales during fiscal 2005 and 2004. In addition, we sell specialized wound care products in The Netherlands and United Kingdom as a distributor.

Based upon the above, we operate in only one reportable segment consisting of medical products primarily for the urology market.
Information regarding operations in different geographies for the years ended March 31, 2005 and 2004 is as follows:

				Adjustments
	United	The	United	and
	States	Netherlands	Kingdom	eliminations	Consolidated
Fiscal 2005

Sales to customers	$—	$5,612,250	$1,703,365	$(657,889)	$6,657,726

Income tax expense	—	91,503	—	—	91,503

Net income (loss)	(1,855,416)	153,977	21,990	(55,316)	(1,734,765)

Long-lived assets at March 31, 2005	277,780	791,121	10,452	—	1,079,353

Fiscal 2004

Sales to customers	—	4,776,292	1,524,953	(586,349)	5,714,896

Income tax expense	—	220,672	—	8,513	229,185

Net income (loss)	(1,808,753)	448,497	(26,970)	(124,067)	(1,511,293)

Long-lived assets at March 31, 2004	314,514	788,343	19,754	—	1,122,611
8. Subsequent Events
Warrants. As a result of our suspension of the exercise of the 706,218 warrants originally issued in July 2002, in April 2005, we granted a like number of new common stock purchase warrants to the holders of the expired warrants. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of this registration statement covering the shares underlying these warrants. In April 2005, we recognized a liability of $1.4 million associated with the grant of these new warrants. The value of these warrants has been determined using the Black-Scholes option-pricing model and we will continue to report in earnings any subsequent change in the fair value of this liability.
Private Placement. In April 2005, the Company conducted a private placement of common stock in which it sold 2,147,142 shares of common stock at a price per share of $3.50, together with warrants to purchase 1,180,928 shares of common stock, for an aggregate purchase price of approximately $7.5 million. The warrants are exercisable for five years at an exercise price of $4.75 per share. The company is obligated to file and obtain the effectiveness of a registration statement covering the resale of the shares sold in the private placement and the shares that may be acquired upon exercise of the warrants. These warrants will be accounted for as a liability until the above registration statement becomes effective. The Company was required to file this registration statement by May 21, 2005, but did not timely do so. The Company agreed to pay certain liquidated damages if the registration statement was not timely filed and if it was not effective by July 20, 2005. The company will record a liability in its financial statements beginning in the first quarter of fiscal 2006 for any liquidated damages incurred.
Dutch Pension Plan. We closed our Dutch defined benefit plan for new employees effective April 2005. As of that date, the Dutch subsidiary established a defined contribution plan.
9. Unaudited — Subsequent to the Date of Independent Registered Public Account’s Report
Legal Proceedings. On July 15, 2005, our former Vice President of Research and Development and Managing Director of our United Kingdom subsidiary, filed a petition in Dutch Court (Roermond). The petition requests the Dutch court to terminate his employment agreement with us and made a claim for €528,058 (or approximately $636,000) in severance compensation as well as other damages. We opposed the petition and sought to pay no more than approximately $100,000 in total severance compensation under the employment agreement. In August 2005, the Dutch Court granted a total award to the former employee of €177,000 (or approximately $219,000). We do not plan to appeal this determination and will record the liability and related expense in the second quarter of fiscal 2006.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

December 31, 2005
Assets

Current assets:
Cash and cash equivalents	$2,532,823
Short-term investments	1,526,214
Accounts receivable, net	920,020
Inventories	812,299
Income tax receivable	123,744
Other	174,723

Total current assets	6,089,823

Property, plant, and equipment, net	1,032,196

Intangible assets, net	371,878

Deferred tax assets	88,984

Total assets	$7,582,881

See accompanying notes to the condensed interim consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

December 31, 2005
Liabilities and Shareholders’ Equity

Current liabilities:
Current maturities — long-term debt	$40,721
Accounts payable	383,485
Accrued liabilities	717,994
Warrant liability	797,205

Total current liabilities	1,939,405

Long-term debt — less current maturities	390,665
Accrued pension liability	264,486

Total liabilities	2,594,556

Shareholders’ equity:
Common stock $.01 par value; 20,000,000 shares authorized, 6,880,405 and 4,699,597 shares issued and outstanding at December 31 and March 31, 2005, respectively	68,804
Additional paid-in capital	14,655,492
Accumulated deficit	(9,347,146)
Accumulated other comprehensive loss	(388,825)

Total shareholders’ equity	4,988,325

Total liabilities and shareholders’ equity	$7,582,881

See accompanying notes to the condensed interim consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Nine Months Ended
	December 31,
	2005	2004
Net sales	$4,793,134	$5,012,912
Cost of goods sold	1,274,308	1,317,303

Gross profit	3,518,826	3,695,609

Operating expenses
General and administrative	2,294,752	1,403,762
Research and development	2,361,609	1,724,488
Selling and marketing	2,321,122	1,535,642

	6,977,483	4,663,892

Operating loss	(3,458,657)	(968,283)

Other income (expense)
Warrant benefit	575,471	—
Interest income	107,507	23,093
Interest expense	(22,091)	(15,682)
Foreign currency exchange loss	(15,779)	(20,564)
Other	438	—

	645,546	(13,153)

Loss before income taxes	(2,813,111)	(981,436)

Income tax expense	42,648	138,540

Net loss	$(2,855,759)	$(1,119,976)

Basic and diluted loss per common share	$(0.43)	$(0.24)

Weighted average common shares outstanding:
Basic and diluted	6,695,674	4,638,628
See accompanying notes to the condensed interim consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Nine months ended December 31, 2005
(Unaudited)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Loss	Equity
Balance at March 31, 2005	4,699,597	$46,996	$9,366,644	$(6,491,387)	$(130,357)	$2,791,896

Proceeds from Private Placement	2,147,142	21,471	7,493,526	—	—	7,514,997

Costs of Private Placement	—	—	(856,040)	—	—	(856,040)

Reissuance of Warrants			(1,372,676)			(1,372,676)

Warrant registration costs			(21,324)			(21,324)

Exercise of Stock Options	33,666	337	45,362			45,699

Net loss				(2,855,759)		(2,855,759)

Translation adjustment	—	—	—	—	(264,181)	(264,181)

Additional pension liability	—	—	—	—	5,713	5,713

Total comprehensive loss						(3,114,227)

Balance at December 31, 2005	6,880,405	$68,804	$14,655,492	$(9,347,146)	$(388,825)	$4,988,325

See accompanying notes to the condensed interim consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months Ended December 31, 2005 and 2004
(Unaudited)

	Nine Months Ended
	December 31,
	2005	2004
Cash flows from operating activities:
Net loss	$(2,855,759)	$(1,119,976)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	178,130	122,869
Loss on disposal of assets	478	3,987
Warrant benefit	(575,471)	—
Deferred tax assets	4,420	(19,053)
Changes in operating assets and liabilities:
Accounts receivable	(58,490)	(18,397)
Inventories	(353,351)	23,603
Other current assets and income tax receivable	(57,414)	43,963
Accounts payable	37,554	(3,734)
Accrued liabilities	275,446	(76,513)
Accrued pension liability	(12,581)	9,821
Additional pension liability	—	(996)

Net cash used in operating activities	(3,417,038)	(1,034,426)

Cash flows from investing activities:
Payments for property, plant and equipment	(180,745)	(61,304)
Payments for intangible assets	(391,667)	(7,277)

Net cash used in investing activities	(572,412)	(68,581)

Cash flows from financing activities:
Repayment of long-term debt	(31,535)	(32,032)
Net proceeds from issuance of common stock and warrants	6,683,333	204,812

Net cash provided by financing activities	6,651,798	172,780

Effect of exchange rates on cash and cash equivalents	(95,995)	118,314

Net increase (decrease) in cash and cash equivalents	2,566,353	(811,913)

Cash and cash equivalents at beginning of period	1,492,684	2,697,670

Cash and cash equivalents at end of period	$4,059,037	$1,885,757

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$14,253	$16,583
Cash paid during the period for income taxes	62,608	113,136
See accompanying notes to the condensed interim consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
1. Basis of Presentation
We have prepared our condensed interim consolidated financial statements included in this Form SB-2, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted, pursuant to such rules and regulations. The consolidated results of operations for any interim period are not necessarily indicative of results for a full year. These condensed interim consolidated statements should be read in conjunction with the consolidated financial statements and related notes included in our Annual Report on Form 10-KSB for the year ended March 31, 2005.
The condensed interim consolidated financial statements presented herein as of December 31, 2005 and for the three and nine-month periods ended December 31, 2005 and 2004 reflect, in the opinion of management, all material adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods.
We have identified certain accounting policies that we consider particularly important for the portrayal of our results of operations and financial position and which may require the application of a higher level of judgment by our management, and as a result are subject to an inherent level of uncertainty. These are characterized as “critical accounting policies” and address revenue recognition, inventories, foreign currency translation and transactions, and impairment of long-lived assets, each of which is more fully described in our Annual Report on Form 10-KSB for the year ended March 31, 2005. Based upon our review, we have determined that these policies remain our most critical accounting policies for the three and nine-month periods ended December 31, 2005, and we have made no changes to these policies during fiscal 2006.
2. Nature of Business, Sales of Common Stock and Corporate Liquidity
The majority of our products are sold primarily outside of the United States. We received the 510(K) premarket clearance from the U.S. Food and Drug Administration (FDA) in August 2005 for our I-STOP(TM) Mid-Urethral Sling, a biocompatible, tension-free sling used to treat female urinary incontinence. In October 2005 we received the 510(K) premarket clearance for our Urgent® PC Neurostimulation System, a proprietary, minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. We have established a sales force in the United States to commercialize these products and anticipate increasing our sales and marketing organization. We continue to pursue regulatory approvals to market other products in the United States. The FDA approval process can be costly, lengthy and uncertain.
In March 2005, we entered into a business loan agreement with Venture Bank, pursuant to which we may borrow up to $500,000 on a revolving basis. All amounts which the bank advances to us are due in March 2006, unless the bank renews the agreement. Amounts advanced to us accrue interest at a variable rate of 1% in excess of the published prime rate in the Wall Street Journal, with a minimum rate of 6% per annum. We are obligated to pay interest monthly on the outstanding principal balance. Advances under this agreement are secured by substantially all our assets. At both December 31, 2005 and March 31, 2005, we had no outstanding balance under the agreement.
In April 2005, we conducted a private placement of common stock in which we sold 2,147,142 shares of our common stock, together with warrants to purchase 1,180,928 shares of common stock, at a price per share of $3.50, for an aggregate purchase price of approximately $7.5 million. The stock sale proceeds were offset by costs of approximately $856,000, resulting in net proceeds of approximately $6.7 million. The warrants are exercisable for five years at an exercise price of $4.75 per share.
In connection with our April 2005 private placement, we agreed to file a registration statement with the SEC covering the resale of the shares (including those underlying the warrants) that we sold. We also agreed that, for each month after May 21, 2005, that we failed to file this registration statement, and for each month after July 20, 2005 that the SEC did not declare it effective, we would pay liquidated damages at a rate of 1% of the aggregate investment. We filed the registration statement on July 20, 2005 and the SEC declared it effective on July 29, 2005. Accordingly, we owe approximately $173,000 of liquidated damages and interest to the investors, which will continue to accrue interest at 10% per annum until paid. We have offered these investors our common stock in lieu of cash, but we cannot assure that all or any of the investors will accept our offer. We recorded a liability in our financial statements beginning in the first quarter of fiscal 2006 related to these liquidated damages.

We believe that our current resources, funds generated from the sale of our products and the remaining proceeds received from the private placement completed earlier this year will be adequate to meet our cash flow needs, including regulatory activities associated with existing products, through the next 12 months. Ultimately, we will need to raise additional debt or equity financing, achieve profitability and generate positive cash flows from operations to fund our operations and grow our business beyond the next twelve months.
3. Short-term Investments
At December 31, 2005, short-term investments consist of certificates of deposit that mature within the next twelve months. Based on the short-term nature of these investments their cost approximates their fair market value.
4. Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following:

	December 31, 2005	March 31, 2005
Raw materials	$384,921	$216,723
Work-in-process	55,611	75,337
Finished goods	426,382	299,992
Reserve	(54,615)	(44,576)

	$812,299	$547,476

5. Intangible Assets
Intangible assets are comprised of patents, trademarks and licensed technology which are amortized on a straight-line basis over their estimated useful lives or contractual terms, whichever is less.

		December 31, 2005
	Estimated	Gross Carrying	Accumulated
	Lives (Years)	Amount	Amortization	Net value
Licensed technology	5	$417,957	$70,333	$347,624
Patents and inventions	6	237,900	213,646	24,254

Totals		$655,857	283,979	$371,878

		March 31, 2005
Licensed technology	5	$26,290	$19,718	$6,572
Patents and inventions	6	237,900	205,372	32,528

Totals		$264,190	$225,090	$39,100

Estimated annual amortization for these assets for the fiscal years ended March 31, is as follows:

Remainder of fiscal 2006	$20,000
2007	89,000
2008	86,000
2009	86,000
2010	84,000
Thereafter	7,000

$372,000

6. Comprehensive Loss
Comprehensive loss consists of net loss, translation adjustments and additional pension liability as follows:

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2005	2004	2005	2004
Net loss	$(657,730)	$(344,011)	$(2,855,759)	$(1,119,976)
Items of other comprehensive income (loss):
Translation adjustment	(49,309)	253,170	(264,181)	285,164
Additional pension liability	1,101	(9,129)	5,713	(10,117)

Comprehensive loss	$(705,938)	$(99,970)	$(3,114,227)	$(844,929)

7. Options and Warrants
The following options and warrants outstanding at December 31, 2005 and 2004 to purchase shares of common stock were excluded from diluted loss per common share because of their anti-dilutive effect:

	Number of	Range of Exercise
	Options/Warrants	Prices
For the three months ended:
December 31, 2005	3,764,139	$0.90 to $10.50
December 31, 2004	2,046,576	$0.90 to $10.50

For the nine months ended:
December 31, 2005	3,764,139	$0.90 to $10.50
December 31, 2004	2,046,576	$0.90 to $10.50
8. Shareholders’ Equity
Warrants
As a result of our suspension of the exercise of the 706,218 warrants originally issued in July 2002, we granted a like number of new common stock purchase warrants to the holders of the expired warrants, in April 2005. The new warrants will be exercisable at $2.00 per share for 90 days after the effective date of a new registration statement covering the resale of the shares underlying these warrants. We have filed a registration statement on Form SB-2 with the Securities and Exchange

Commission (SEC), expect to file an amendment to the registration statement in February 2006 covering the warrant shares, and anticipate the effectiveness of the registration statement to be in March 2006, subject entirely to the action taken by the SEC on our registration statement. In April 2005, we recognized a liability of $1.4 million associated with the grant of these new warrants by a charge to paid-in capital. We have reported a year-to-date net warrant benefit of approximately $575,000 due to the decrease, since April 2005, in the fair value of the common stock which may be acquired by the exercise of these warrants.
9. Stock-based Compensation
We apply the intrinsic-value method to account for employee stock-based compensation. As such, compensation expense, if any, is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price.
We account for stock-based instruments granted to non-employees under the fair value method of Financial Accounting Standards Board (FASB) Statement No. 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under Statement No. 123 we record options at their fair value on the measurement date, which is typically the vesting date.
Had we determined compensation cost based on the fair value at the grant date for our stock options issued to employees under SFAS 123, Accounting for Stock-Based Compensation, our net loss and per common share amounts would have increased to the pro forma amounts shown below:

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2005	2004	2005	2004
Net loss — As reported	$(657,730)	$(344,011)	$(2,855,759)	$(1,119,976)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(274,235)	(1,465,167)	(1,268,423)	(1,514,498)

Net loss — Pro forma	$(931,965)	$(1,809,178)	$(4,124,182)	$(2,634,474)

Net loss per common share — As reported:
Basic and diluted	$(0.10)	$(0.07)	$(0.43)	$(0.24)

Net loss per common share — Pro forma:
Basic and diluted	$(0.14)	$(0.39)	$(0.62)	$(0.57)
On February 2, 2006, our Board of Directors approved a plan to accelerate, effective February 2, 2006, the vesting of out-of-the-money, unvested stock options previously granted to our employees, officers and directors. An option was considered out-of-the-money if the stated exercise price exceeded $2.85, the closing price of our common stock on February 2, 2006. Pursuant to this action, options to purchase approximately 0.4 million shares of our common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.
The purpose of accelerating the vesting of these options was to minimize the amount of compensation expense we must recognize upon adoption of SFAS No. 123(R). None of these options had intrinsic value on February 2, 2006 under APB 25. The acceleration of the vesting of these options is estimated to reduce our pre-tax stock option expense, calculated using the Black-Scholes option valuation model, by approximately $1.4 million, in the aggregate, over the next three fiscal years, upon adoption of SFAS No. 123R. We will include the charge attributed to the accelerated vesting of the options in the pro forma disclosures to our consolidated financial statements and Form 10-KSB for the fiscal year ended March 31, 2006. We do not expect the remaining options, except those with a cashless exercise provision, to result in a significant charge to compensation expense upon adoption of SFAS 123(R) under the modified prospective application method. However, certain already-granted options, that permit cashless exercise of the options, could result in significant charge to compensation expense, as those options will need to be marked to fair value at each reporting period until settlement. Also, additional options as granted to attract or retain new employees could result in significant charge to compensation expense.
10. Savings and Retirement Plans
We sponsor various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. Our retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. We may also make discretionary contributions ratably to all eligible employees. We made no discretionary contributions in association with these plans in the United States for the three- and nine-month periods ended December 31, 2005 and 2004, respectively.
Our international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on each employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. We invest pension plan assets in insurance contracts. We closed the defined benefit plan in The Netherlands for new employees effective April 2005. As of that date, our Dutch subsidiary established a defined contribution plan. We froze our UK subsidiary’s defined benefit plan on December 31, 2004. On March 10, 2005, our UK subsidiary established a defined contribution plan.
The cost for our defined benefit retirement plans in The Netherlands and the United Kingdom includes the following components for the three- and nine-month periods ended December 31, 2005 and 2004:

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2005	2004	2005	2004
Gross service cost	$47,882	$41,098	$148,107	$118,351
Interest cost	22,755	22,817	73,565	65,860
Expected return on assets	(12,710)	(14,335)	(42,025)	(41,442)
Amortization	6,869	14,317	21,172	41,835

Net periodic retirement cost	$64,796	$63,897	$200,819	$184,604

Major assumptions used in the above calculations include:

	Three and Nine Months Ended
	December 31,
	2005	2004
Discount rate	4.50-5.25%	5.25-5.50%
Expected return on assets	4.00-5.00%	4.50-5.00%
Expected rate of increase in future compensation:
General	3%	3%
Individual	0%-3%	0%-3%
11. Foreign Currency Translation
We translate all assets and liabilities using period-end exchange rates. We translate statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses in our consolidated statements of operations, including unrealized gains and losses on short-term intercompany obligations using period-end exchange rates. We recognize unrealized gains and losses on long-term intercompany obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated intercompany obligations between us and our foreign subsidiaries. All intercompany balances are revolving in nature and are not deemed to be long-term balances. For the three-months ended December 31, 2005 and 2004, we recognized foreign currency losses of $7,374 and $6,478, respectively. For the nine-months ended December 31, 2005 and 2004, we recognized foreign currency losses of $15,779 and $20,564, respectively.
12. Income Tax Expense
During the quarters ended December 31, 2005 and 2004, our Dutch subsidiaries recorded income tax expense of $39,942 and $86,311, respectively. For the nine-months ended December 31, 2005 and 2004, our Dutch subsidiaries recorded income tax expense of $42,648 and $138,540, respectively. We cannot use our U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions.
13. Business Segment and Geographic Information
We sell proprietary products for the treatment of voiding dysfunctions. Our primary product is Macroplastique®, a soft tissue bulking material used for the treatment of urinary incontinence and vesicoureteral reflux. In addition, we market our soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue facial augmentation. At this time, all sales for the tissue bulking agent products are outside the United States. Our Macroplastique product line accounted for 68% and 77% of total net sales for the nine months ended December 31, 2005 and 2004, respectively.
In August 2005, we received U.S. Food and Drug Administration (FDA) 510(k) premarket clearance of our I-Stop™ polypropylene, tension-free, mid-urethral sling for the treatment of female urinary incontinence. We distribute this product in the United States and the United Kingdom. In October 2005, we received U.S. FDA 510(k) premarket clearance of our Urgent® PC Neuromodulation System, the only minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. We started selling the Urgent PC device in November 2005 in the United States, and in December 2005 in Europe and Canada. The Urgent PC is also indicated for the treatment of fecal incontinence outside the United States. In addition, we sell specialized wound care products in The Netherlands and United Kingdom as a distributor.
Based upon the above, we operate in only one reportable segment consisting of medical products primarily for the urology market.

Information regarding operations in different geographies for the three and nine-months ended December 31, 2005 and 2004 is as follows:

				Adjustments
	United	The	United	and
	States	Netherlands	Kingdom	Eliminations	Consolidated
Fiscal 2006

Sales to customers, three-months ended December 31, 2005	$62,065	$1,279,265	$397,904	$(146,708)	$1,592,526
Sales to customers, nine-months ended December 31, 2005	63,415	3,855,471	1,316,432	(442,184)	4,793,134

Income tax expense, three-months ended December 31, 2005	—	39,942	—	—	39,942
Income tax expense, nine-months ended December 31, 2005	—	42,648	—	—	42,648

Net income (loss), three-months ended December 31, 2005	(941,090)	212,498	(32,398)	103,260	(657,730)
Net income (loss), nine-months ended December 31, 2005	(3,238,877)	77,714	(662)	306,066	(2,855,759)

Long-lived assets At December 31, 2005	688,264	709,035	6,775	—	1,404,074

Fiscal 2005

Sales to customers, three-months ended December 31, 2004	$—	$1,394,658	$391,419	$(176,385)	$1,609,692
Sales to customers, nine-months ended December 31, 2004	—	4,255,905	1,264,274	(507,267)	5,012,912

Income tax expense, three-months ended December 31, 2004	—	86,311	—	—	86,311
Income tax expense, nine-months ended December 31, 2004	—	138,540	—	—	138,540

Net income (loss), three-months ended December 31, 2004	(520,693)	165,788	14,178	(3,284)	(344,011)
Net income (loss), nine-months ended December 31, 2004	(1,495,654)	271,347	8,773	95,558	(1,119,976)

Long-lived assets At December 31, 2004	294,293	832,063	14,961	—	1,141,317
14. Subsequent Events
On January 20, 2006, we entered into a long-term lease with Liberty Property Limited Partnership for an 18,258 square foot facility for our U.S. headquarters located at 5420 Feltl Road, Minnetonka, Minnesota. The lease effective date is May 1, 2006, has a term of 96 months, requires average annual minimum rent payments of $140,358 and requires payments for operating expenses estimated to be $81,978 in the first 12 months.
On February 15, 2006, we entered into a new distribution agreement with CL Medical which replaces and supersedes the manufacturing and distribution agreement dated September 2, 2004. The new distribution agreement appoints us as the exclusive distributor of the I-Stop sling in the United States, and obligates CL Medical to supply us with the product’s entire requirements, sterilized, packaged, labeled and ready for sale, all manufactured in accordance with FDA laws and regulations. The new distribution agreement is for six years, with our right to renew it for successive five-year terms. We have a specified minimum purchase requirement of $355,000 of units in the first 12-month period following January 1, 2006, increasing to approximately $2.6 million of units over a five-year period, subject to periodic adjustment based on the value of the euro. The purchase price is payable in euros. If we fail to reach our minimum purchase requirement in any 12-month period, CL Medical has the right to terminate our exclusive distribution rights in the United States.
Under the new distribution agreement, CL Medical has agreed to provide us with any improvements or modifications it makes to the I-Stop sling during the term of the agreement without additional charge. In addition, CL Medical has granted us a right of first refusal for exclusive distribution rights in the United States to any new medical devices or procedures it develops during the term of the agreement. We have agreed that during, and for one year after, the term of our agreement, we will not manufacture our own, or market any other party’s tension-free vaginal tape product for the treatment of female stress urinary incontinence. If for any reason CL Medical is prohibited from exporting the I-Stop sling into the United States, CL Medical is required to supply us the components necessary to manufacture, package and label the I-Stop sling in the United States market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS
Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person’s official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person’s official capacity for other affiliated organizations. Our Bylaws provide that we shall indemnify officers and directors to the extent permitted by Section 302A.521.
ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the costs and expenses payable by us in connection with the registration of the common stock hereunder. All amounts are estimated, except for the SEC registration fee.

Item	Amount
SEC registration fee	$16
Accountants’ fees and expenses	10,000
Legal fees and expenses	15,000
Printing expenses	5,000
Blue sky fees and expenses	—
Transfer Agent and Registrar fees and expenses	—
Miscellaneous	84

Total	$30,100

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES
The following is a list of our securities sold within the past three years without registration under the Securities Act:
(1) In April 2006, we granted to Bernard Stark options to purchase 10,000 shares of common stock in connection with an offer for employment with the Company. The exercise price of these options is $2.25.
(2) In March 2006, we granted to Rob Crohn and Craig Winslow each options to purchase 10,000 shares of common stock in connection with offers for employment with the Company. The exercise prices of these options are $2.70 and $2.40, respectively.
(3) In November 2005, we granted options to purchase 100,000 shares of common stock to Mahedi A. Jiwani pursuant to an employment agreement. The exercise price of these options is $3.00.
(4) In September 2005, we granted to Michael Schupert, Ron Gonyea and Robert Dutch each options to purchase 10,000 shares of common stock in connection with offers for employment with the company. The exercise price of these options is $3.80.
(5) In August 2005, we granted options to purchase 10,000 shares of common stock to Margaret Thompson in connection with an offer for employment with the company. The exercise price of these options is $2.80.
(6) In April 2005, we granted Paul Sandstrom and Jane Johnson each options to purchase 25,000 shares of common stock in connection with offers for employment with the company. The exercise price of these options is $4.05.

(7) Also, in April 2005, we granted new warrants to purchase a total of 706,218 shares of common stock to holders of unexercised warrants that expired in July 2004. The new warrants are exercisable at $2.00 per share.
(8) We issued and sold an aggregate of 2,147,142 shares of common stock, as well as five-year warrants exercisable at $4.75 per share to purchase 1,180,928 shares of common stock, for an aggregate consideration of approximately $7.5 million. The securities were sold pursuant to a securities purchase agreement dated April 21, 2005.
(9) In January 2005, we granted options to purchase 400,000 shares of common stock to Sam B. Humphries pursuant to an employment agreement, and options to purchase 100,000 shares of common stock to Daniel G. Holman pursuant to an employment and consulting agreement. The exercise price of these options is $5.19 per share.
(10) In December 2004, we granted to directors options to purchase an aggregate of 150,000 shares of common stock at an exercise price of $5.30 per share.
(11) In April 2003, we granted to a director options to purchase 30,000 shares of common stock at an exercise price of $2.25 per share, and to Executive Advisory Group, as partial consideration for consulting services, options to purchase 50,000 shares of common stock at an exercise price of $2.80 per share.
(12) In April 2003, we issued 35,000 shares of common stock and warrants to purchase 50,000 shares of common stock at an exercise price of $3.00 per share to CCRI Corporation for consulting services rendered. Also, in November 2003, we issued warrants to purchase 50,000 shares of common stock at an exercise price of $5.00 per share to CCRI.
There were no underwriters employed in connection with any of the transactions set forth in this Item 26.
With respect to items (1) — (6), each of the option grants was deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.
With respect to item (7), the grant of the new warrants did not involve a “sale” because we issued the new warrants at no charge and received no form of consideration from holders of the unexercised, expired warrants in exchange for the new warrants.
With respect to items (8) — (12), each of the option and warrant grants and stock issuances was deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The recipients of securities represented that they were accredited investors and that their intentions were to acquire the securities for investment only and not with a view to or for distributing or reselling such securities, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access to such information. The sales of these securities were made without general solicitation or advertising.

ITEM 27. EXHIBITS

Number	Description
2.1	First Amended Joint Plan of Reorganization (Modified) dated January 31, 1994 (Incorporated by reference to Exhibit 8.1 to Registrant’s Registration Statement on Form 10SB)

3.1	Articles of Incorporation of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant’s Registration Statement on Form 10SB)

3.2	Bylaws of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.2 to Registrant’s Registration Statement on Form 10SB)

4.1	Form of Stock Certificate representing shares of our Common Stock (Incorporated by reference to Exhibit 3.1 to Registrant’s Registration Statement on Form 10SB)

4.2	Form of Warrant (Incorporated by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form SB-2, Registration No. 333-128313)

5**	Legal Opinion of Messerli & Kramer P.A.

10.1	Settlement Agreement and Release dated November 30, 1993 by and between Bioplasty, Inc., Bio-Manufacturing, Inc., Uroplasty, Inc., Arthur A. Beisang, Arthur A. Beisang III, MD and Robert A. Ersek, MD (Incorporated by reference to Exhibit 6.1 to Registrant’s Registration Statement on Form 10SB)

10.2	Purchase and Sale Agreement dated December 1, 1995 by and among Bio-Vascular, Inc., Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.2 to Registrant’s Registration Statement on Form 10SB)

10.3	License Agreement dated December 1, 1995 by and between Bio-Vascular, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.3 to Registrant’s Registration Statement on Form 10SB)

10.4	Lease Agreement dated January 10, 1995 between Summer Business Center Partnership and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.4 to Registrant’s Registration Statement on Form 10SB)

10.5	Unsecured $640,000 Promissory Note dated March 30, 1994 by and between Bioplasty, Inc., Uroplasty, Inc. and Bioplasty Product Claimants’ Trust (Incorporated by reference to Exhibit 6.5 to Registrant’s Registration Statement on Form 10SB)

10.6	Agreement and Satisfaction dated January 30, 1995 by and between Bioplasty Product Claimants’ Trust and Bioplasty, Inc. (Incorporated by reference to Exhibit 6.6 to Registrant’s Registration Statement on Form 10SB)

10.7	Asset Sale and Satisfaction of Debt Agreement dated June 23, 1995 by and between Bioplasty, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.7 to Registrant’s Registration Statement on Form 10SB)

10.8	Executory Contract Assumption Stipulation dated December 28, 1993 by and between Bioplasty, Inc., Uroplasty, Inc., and Collagen Corporation (Incorporated by reference to Exhibit 6.8 to Registrant’s Registration Statement on Form 10SB)

10.9	Settlement and License Agreement dated July 23, 1992 by and between Collagen Corporation, Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.9 to Registrant’s Registration Statement on Form 10SB)

10.10	Employment Agreement between Uroplasty, Inc. and Christopher Harris dated December 7, 1999. (Incorporated by reference to Exhibit 10.11 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

10.11	Employment Agreement between Uroplasty, Inc. and Susan Holman dated December 7, 1999. (Incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

10.12	Employment Agreement between Uroplasty, Inc. and Larry Heinemann dated December 7, 1999. (Incorporated by reference to Exhibit 10.14 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

Number	Description
10.13	Agreement, dated October 14, 1998, by and between Uroplasty, Inc. and Samir M. Henalla (pertaining to Macroplastique Implantation System). (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB/A for the year ended 03-31-2001)

10.14	Employment Agreement between Uroplasty, Inc. and Mr. Marc Herregraven dated November 15, 2002. (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB for the year ended 03-31-2003)

10.15	Consulting Agreement between Uroplasty, Inc. and CCRI Corporation dated April 1, 2003. (Incorporated by reference to Exhibit 10.18 to Registrant’s Form 10-KSB for the year ended 03-31-2003)

10.16	Form of Manufacturing and Distribution Agreement with CL Medical SAS (Incorporated by reference to Exhibit 10.19 to Registrant’s Form 10-QSB for the period ended September 30, 2004)

10.17	Employment Agreement between Uroplasty, Inc. and Sam B. Humphries dated January 1, 2005 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-QSB for the period ended December 31, 2004)

10.18	Employment and Consulting Agreement between Uroplasty, Inc. and Daniel G. Holman dated January 1, 2005 (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-QSB for the period ended December 31, 2004)

10.19	Exclusive Manufacturing and Distribution Agreement, dated as of April 18, 2005, by and between Uroplasty, Inc. and CystoMedix, Inc. (Incorporated by reference to Exhibit 10.19 to Registrant’s Form 8-K dated April 18, 2005.)

10.20	Form of Securities Purchase Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.20 to Registrant’s Form 8-K dated April 21, 2005)

10.21	Form of Warrant (Incorporated by reference to Exhibit 10.21 to Registrant’s Form 8-K dated April 21, 2005)

10.22	Form of Registration Rights Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.22 to Registrant’s From 8-K dated April 21, 2005)

10.23	Business Loan Agreement and related Promissory Note dated March 24, 2005 with Venture Bank (Incorporated by reference to Exhibit 10.26 to Registrant’s Form 10-KSB for the year ended March 31, 2005)

10.24	Employment Agreement between Uroplasty, Inc. and Mahedi A. Jiwani dated November 14, 2005 (Incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-QSB for the period ended September 30, 2005)

10.25	Lease Agreement between Uroplasty, Inc. and Liberty Property Limited Partnership dated January 20, 2006 (Incorporated by reference to Exhibit 10.25 to Registrant’s Form 8-K dated January 24, 2006)

10.26	Form of Distribution Agreement between Uroplasty, Inc. and CL Medical SARL, dated February 15, 2006 (Incorporated by reference to Exhibit 10.26 to Registrant’s Form SB-2/A dated February 21, 2006)

10.27	Letter Agreement between Daniel G. Holman and Uroplasty, Inc., amending terms of Employment Agreement dated January 1, 2005 (Incorporated by reference to Exhibit 10.26 to Registrant’s Form 8-K dated March 27, 2006)

10.28*	Letter Agreement between Sam B. Humphries and Uroplasty, Inc., dated April 26, 2006.

10.29*	Letter Agreement between Uroplasty, Inc. and Daniel G. Holman dated April 26, 2006.

21.1	List of Subsidiaries (Incorporated by reference to Exhibit 21 to Registrant’s Form 10-KSB for the year ended March 31, 2005)

23.1*	Consent of McGladrey & Pullen, LLP

23.2*	Consent of KPMG LLP

23.3**	Consent of Messerli & Kramer P.A. (included in Exhibit 5)

*	Filed herewith

**	Previously filed

ITEM 28. UNDERTAKINGS.
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective Registration Statement; and
     (iii) to include any additional or changed material information with respect to the plan of distribution.
(2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
(4) For determining liability of the undersigned small business issuer under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;
     (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
     (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities, provided by or on behalf of the undersigned small business issuer; and
     (iv) any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 27, 2006.

UROPL	ASTY, INC.

By:	/s/ DANIEL G. HOLMAN
Daniel G. Holman
Interim President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title/Capacity	Date

/s/ DANIEL G. HOLMAN Daniel G. Holman	Chairman, Interim President and Chief Executive Officer, and Director (Principal Executive Officer)	April 27, 2006

/s/ MAHEDI A. JIWANI Mahedi A. Jiwani	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	April 27, 2006

/s/ SAM B. HUMPHRIES Sam B. Humphries	Director	April 27, 2006

/s/ JOEL R. PITLOR Joel R. Pitlor	Director	April 27, 2006

/s/ R. PATRICK MAXWELL R. Patrick Maxwell	Director	April 27, 2006

/s/ THOMAS E. JAMISON Thomas E. Jamison	Director	April 27, 2006

EXHIBITS

Number	Description
2.1	First Amended Joint Plan of Reorganization (Modified) dated January 31, 1994 (Incorporated by reference to Exhibit 8.1 to Registrant’s Registration Statement on Form 10SB)

3.1	Articles of Incorporation of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant’s Registration Statement on Form 10SB)

3.2	Bylaws of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.2 to Registrant’s Registration Statement on Form 10SB)

4.1	Form of Stock Certificate representing shares of our Common Stock (Incorporated by reference to Exhibit 3.1 to Registrant’s Registration Statement on Form 10SB)

4.2	Form of Warrant (Incorporated by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form SB-2, Registration No. 333-128313)

5**	Legal Opinion of Messerli & Kramer P.A.

10.1	Settlement Agreement and Release dated November 30, 1993 by and between Bioplasty, Inc., Bio-Manufacturing, Inc., Uroplasty, Inc., Arthur A. Beisang, Arthur A. Beisang III, MD and Robert A. Ersek, MD (Incorporated by reference to Exhibit 6.1 to Registrant’s Registration Statement on Form 10SB)

10.2	Purchase and Sale Agreement dated December 1, 1995 by and among Bio-Vascular, Inc., Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.2 to Registrant’s Registration Statement on Form 10SB)

10.3	License Agreement dated December 1, 1995 by and between Bio-Vascular, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.3 to Registrant’s Registration Statement on Form 10SB)

10.4	Lease Agreement dated January 10, 1995 between Summer Business Center Partnership and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.4 to Registrant’s Registration Statement on Form 10SB)

10.5	Unsecured $640,000 Promissory Note dated March 30, 1994 by and between Bioplasty, Inc., Uroplasty, Inc. and Bioplasty Product Claimants’ Trust (Incorporated by reference to Exhibit 6.5 to Registrant’s Registration Statement on Form 10SB)

10.6	Agreement and Satisfaction dated January 30, 1995 by and between Bioplasty Product Claimants’ Trust and Bioplasty, Inc. (Incorporated by reference to Exhibit 6.6 to Registrant’s Registration Statement on Form 10SB)

10.7	Asset Sale and Satisfaction of Debt Agreement dated June 23, 1995 by and between Bioplasty, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.7 to Registrant’s Registration Statement on Form 10SB)

10.8	Executory Contract Assumption Stipulation dated December 28, 1993 by and between Bioplasty, Inc., Uroplasty, Inc., and Collagen Corporation (Incorporated by reference to Exhibit 6.8 to Registrant’s Registration Statement on Form 10SB)

10.9	Settlement and License Agreement dated July 23, 1992 by and between Collagen Corporation, Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.9 to Registrant’s Registration Statement on Form 10SB)

10.10	Employment Agreement between Uroplasty, Inc. and Christopher Harris dated December 7, 1999. (Incorporated by reference to Exhibit 10.11 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

10.11	Employment Agreement between Uroplasty, Inc. and Susan Holman dated December 7, 1999. (Incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

10.12	Employment Agreement between Uroplasty, Inc. and Larry Heinemann dated December 7, 1999. (Incorporated by reference to Exhibit 10.14 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)

Number	Description
10.13	Agreement, dated October 14, 1998, by and between Uroplasty, Inc. and Samir M. Henalla (pertaining to Macroplastique Implantation System). (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB/A for the year ended 03-31-2001)

10.14	Employment Agreement between Uroplasty, Inc. and Mr. Marc Herregraven dated November 15, 2002. (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB for the year ended 03-31-2003)

10.15	Consulting Agreement between Uroplasty, Inc. and CCRI Corporation dated April 1, 2003. (Incorporated by reference to Exhibit 10.18 to Registrant’s Form 10-KSB for the year ended 03-31-2003)

10.16	Form of Manufacturing and Distribution Agreement with CL Medical SAS (Incorporated by reference to Exhibit 10.19 to Registrant’s Form 10-QSB for the period ended September 30, 2004)

10.17	Employment Agreement between Uroplasty, Inc. and Sam B. Humphries dated January 1, 2005 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-QSB for the period ended December 31, 2004)

10.18	Employment and Consulting Agreement between Uroplasty, Inc. and Daniel G. Holman dated January 1, 2005 (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-QSB for the period ended December 31, 2004)

10.19	Exclusive Manufacturing and Distribution Agreement, dated as of April 18, 2005, by and between Uroplasty, Inc. and CystoMedix, Inc. (Incorporated by reference to Exhibit 10.19 to Registrant’s Form 8-K dated April 18, 2005)

10.20	Form of Securities Purchase Agreement, dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.20 to Registrant’s Form 8-K dated April 21, 2005)

10.21	Form of Warrant (Incorporated by reference to Exhibit 10.21 to Registrant’s Form 8-K dated April 21, 2005)

10.22	Form of Registration Rights Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.22 to Registrant’s Form 8-K dated April 21, 2005)

10.23	Business Loan Agreement and related Promissory Note dated March 24, 2005 with Venture Bank (Incorporated by reference to Exhibit 10.26 to Registrant’s Form 10-KSB for the year ended March 31, 2005)

10.24	Employment Agreement between Uroplasty, Inc. and Mahedi A. Jiwani dated November 14, 2005 (Incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-QSB for the period ended September 30, 2005)

10.25	Lease Agreement between Uroplasty, Inc. and Liberty Property Limited Partnership dated January 20, 2006 (Incorporated by reference to Exhibit 10.25 to Registrant’s Form 8-K dated January 24, 2006)

10.26	Form of Distribution Agreement between Uroplasty, Inc. and CL Medical SARL, dated February 15, 2006 (Incorporated by reference to Exhibit 10.26 to Registrant’s Form SB-2/A dated February 21, 2006

10.27	Letter Agreement between Daniel G. Holman and Uroplasty, Inc., amending terms of Employment Agreement dated January 1, 2005 (Incorporated by reference to Exhibit 10.26 to Registrant’s Form 8-K dated March 27, 2006)

10.28*	Letter Agreement between Sam B. Humphries and Uroplasty, Inc., dated April 26, 2006.

10.29*	Letter Agreement between Uroplasty, Inc. and David G. Holman dated April 26, 2006.

21.1	List of Subsidiaries (Incorporated by reference to Exhibit 21 to Registrant’s Form 10-KSB for the year ended March 31, 2005)

23.1*	Consent of McGladrey & Pullen, LLP

23.2*	Consent of KPMG LLP

23.3**	Consent of Messerli & Kramer P.A. (included in Exhibit 5)

*	Filed herewith

**	Previously filed